Exhibit 2.1

EXECUTION VERSION

STOCK AND ASSET PURCHASE AGREEMENT

among

TYCO GROUP S.A.R.L.,

TP&A ACQUISITION CORPORATION,

and, for purposes of Section 11.15 only,

TYCO INTERNATIONAL GROUP S.A.

DATED DECEMBER 20, 2005

i

EXHIBITS
Exhibit A	Form of L Tape Product Line Transition Services Agreement
Exhibit B	Form of L Tape Product Line Transition Supply Agreement
Exhibit C	Form of Transition Services Agreement
Exhibit D	Form of Tyco Healthcare Group LP Supply (Adhesives) Agreement
Exhibit E	Form of Tyco Healthcare Group LP Supply (Laminated Products) Agreement
Exhibit F	Form of Raychem License Agreement
Exhibit G	Form of Escrow Agreement

STOCK AND ASSET PURCHASE AGREEMENT

This Stock and Asset Purchase Agreement (this “Agreement”) is made and entered into this 20th day of December, 2005, among Tyco Group S.a.r.l., a Luxembourg company (“Seller”), TP&A Acquisition Corporation, a Delaware corporation (“Purchaser”) and, for purposes of Section 11.15 only, Tyco International Group S.A., a Luxembourg corporation (“Parent”).  Seller, Parent (only with respect to Section 11.15) and Purchaser are herein referred to individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, Seller, through certain of its Subsidiaries, is engaged in the Business and in the L Tape Product Line;

WHEREAS, Seller is an Equity Selling Entity and is the direct or indirect owner of controlling stock, partnership or limited liability company interests in one or more of the other Equity Selling Entities as set forth in Schedule 1.1(a) and of controlling stock, partnership or limited liability company interests in one or more of the Asset Selling Entities as set forth in Schedule 1.1(a);

WHEREAS, the Equity Selling Entities are the record and beneficial owners of all of the issued and outstanding shares of capital stock (collectively, the “Shares”) or all of the partnership interests (collectively, the “LP Interests” and together with the Shares, the “Equity Interests”), as applicable, of the Conveyed Entities, as set forth in Schedule 3.3(b);

WHEREAS, the Asset Selling Entities own the Purchased Assets; and

WHEREAS, the Parties desire that, at the Closing, (i) Seller shall cause the Equity Selling Entities to sell and transfer to Purchaser, and Purchaser shall purchase from the Equity Selling Entities, all of the Equity Interests of the Conveyed Entities, and (ii) Seller shall cause the Asset Selling Entities to sell and transfer to Purchaser all of the Purchased Assets, and Purchaser shall purchase from the Asset Selling Entities all of the Purchased Assets and assume all of the Assumed Liabilities, upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1             Definitions.  As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“Accountant” shall have the meaning set forth in Section 2.9(c).

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided that, for the purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Purchase Price” shall have the meaning set forth in Section 2.8.

“Agreement” shall have the meaning set forth in the preamble.

“Allocation” shall have the meaning set forth in Section 2.10(a).

“Arbiter” shall have the meaning set forth in Section 6.12.

“ARC” shall have the meaning set forth in Section 5.3(b).

“Asset Closing Payment” shall have the meaning set forth in Section 2.8(b).

“Asset Selling Entity” shall mean each entity listed as such on Schedule 1.1(a), and all such entities shall be referred to, collectively, as the “Asset Selling Entities”.

“Assumed Contracts” shall have the meaning set forth in Section 2.2(d).

“Assumed Liabilities” shall have the meaning set forth in Section 2.5.

“Assumed Plans” shall mean each employee benefit, compensation, fringe benefit, or incentive plan, arrangement or agreement which is contributed to or maintained by any Asset Selling Entity or Conveyed Company for the benefit of any Business Employee, and which plan is listed on Schedule 1.1(b).

“Average Resin Price” means the weighted average of the prices of linear low-density polyethylene resin, butene film-grade in North America on a domestic market contract delivered basis as measured by CMAI during the 12-month period beginning on October 1, 2005 (for purposes of clarity and as an example, such price on November 1, 2005 was $0.82 per lb.).  For purposes of this calculation, the weighted average of prices for such resin shall be calculated based on the number of calendar days for which a price published by CMAI was in effect. For purposes of clarity, Schedule 1.1 sets forth the calculation of Average Resin Price during the 12-month period beginning on October 1, 2004.

“Balance Sheet” shall have the meaning set forth in Section 3.6.

“Balance Sheet Date” shall mean September 30, 2005.

“Benefit Item” shall have the meaning set forth in Section 6.5(e)(i).

“Benefits Savings Amount” means the aggregate amount of (a) with respect to any Sale Completion Bonus or Retention Payment payable under any Retention Agreement, the amount of such cash payment, (b) with respect to any stock option, the excess (if any) of (i) the Stock Price, minus (ii) the exercise price of such option and (c) with respect to any restricted stock unit or share of Tyco common stock, the Stock Price, in the case of each of clauses (a), (b) and (c), foregone or forfeited by agreement of the Business Employees as described in Section 5.22; provided, however, that to the extent that any portion of such foregone cash payments referred to in clause (a) above includes Retention Payments, the Benefits Savings Amount shall be reduced by the portion of such foregone cash payments that would have been payable by Purchaser pursuant to Section 2.5(i) hereof had such Business Employee not entered into an agreement with Purchaser pursuant to Section 5.22 hereof.

“Benefits Savings Amount Adjustment Amount” means, with respect to Disqualified Business Employees, the amount (in the aggregate) equal to the product of (a) the amount of forfeited Retention Payments referred to in clause (d) of the definition of “Disqualified Business Employee”, times (b) 0.5.

“Bundeskartellamt” shall mean the German Cartel Office.

“Business” shall mean, collectively, the Tyco Adhesives Business, the Tyco Coated Products Business and the Tyco Plastics Business.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

“Business Employee” shall mean each individual listed on Schedule 1.1(c) (which list is as of October 31, 2005) or hired after October 31, 2005 not in violation of this Agreement who, immediately prior to the Closing: (i) is or shall be (or, in the case of clause (ii)(C) below, is scheduled to become) an employee of (1) an Asset Selling Entity or another Affiliate of Seller and who primarily performs (or will, on commencing work, primarily perform) services on behalf of the Business or the L Tape Product Line or (2) a Conveyed Company; and (ii) either (A) shall have been employed and at work on the Closing Date, (B) shall have been absent on the Closing Date because of illness or being on short-term or long-term disability (including maternity disability), workers’ compensation, vacation, parental leave of absence or other leave of absence or (C) shall have received an offer of employment with the Business or the L Tape Product Line from an Asset Selling Entity, a Conveyed Company or another Affiliate of Seller on or prior to the Closing Date, but shall have not yet commenced work as of the Closing Date.  Notwithstanding the foregoing, Schedule 1.1(c) shall not list the names of individuals who reside outside of the United States, and shall instead provide in its place the individual’s work location and job title.

“Business Plan” shall mean each Assumed Plan, Foreign Plan and Seller Benefit Plan.

“Cap” shall have the meaning set forth in Section 9.4(a).

“Cap Ex Deficit” shall mean the amount, if any, by which the budgeted capital expenditures of the Business and the L Tape Product Line (as reflected on a quarterly basis for the fiscal year 2006 on Schedule 5.2(a)(v) and, with respect to the quarter in which the Closing occurs, including the pro rata amount for such quarter based on days passed) from October 1, 2005 until the Closing Date exceeds the actual capital expenditures of the Business and the L Tape Product Line with respect to such period.

“Cash and Cash Equivalents” shall mean cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of Indebtedness issued or guaranteed by any Governmental Authority.  For the avoidance of doubt, negative cash balances or outstanding checks for which the Purchaser, any of its Affiliates or any Conveyed Company would have responsibility following the Closing shall be included as accounts payable.

“CERCLA Liability” means any Liability arising as a result of, in connection with or relating to, the transportation, or the arrangement for the treatment, storage, handling, disposal, or transportation, of any Hazardous Substances, at any time prior to the Closing, from any Real Property or former facility or predecessor facility of the Business at or to any off-site location at which a Release that could form the basis of Liability under Environmental Law as to Seller, the Business or the Conveyed Companies has occurred, or which is listed or proposed for listing on the National Priorities List (“NPL”) or the Comprehensive Environmental, Response, Compensation and Liability Information System (“CERCLIS”) list promulgated pursuant to the Comprehensive Environmental, Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), or any similar state, local, provincial or non-U.S. list.

“Closing” shall mean the closing of the transactions contemplated by this Agreement pursuant to the terms and conditions of this Agreement.

“Closing Adjustment” shall have the meaning set forth in Section 2.9(a)(iii).

“Closing Date” shall have the meaning set forth in Section 2.11(a).

“Closing Date Working Capital” shall have the meaning set forth in Section 2.9(c).

“Closing Payment” shall have the meaning set forth in Section 2.8(b).

“CMAI” means Chemical Market Associates, Inc.

“COBRA” means the Consolidated Omnibus Reconciliation Act of 1986.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

“Competition Act” shall mean the Competition Act (Canada), as amended from time to time.

“Competition Laws” shall mean statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” shall mean the Confidentiality Agreement dated as of June 9, 2005, between Seller or an Affiliate of Seller, and Purchaser or an Affiliate of Purchaser.

“Consistent with Past Practice” shall have the meaning set forth in Section 6.3(a).

“Contract” shall mean any written or binding oral note, bond, mortgage, indenture, guarantee, agreement, contract, sub-contract, or lease (which, for the avoidance of doubt, does not include any employee benefit or health or welfare plan or arrangement).

“Conveyed Companies” shall mean the Conveyed Entities and their Subsidiaries, and each of the Conveyed Companies shall be referred to individually as a “Conveyed Company”.

“Conveyed Entities” shall mean those entities listed under the heading “Conveyed Entities” on Schedule 3.3(b), and each of the Conveyed Entities shall be referred to individually as a “Conveyed Entity”.

“Current Assets” shall mean the combined assets of the Business and L-Tape Product Line that would be classified as current in accordance with GAAP as of the applicable date, adjusted solely to (a) exclude (i) Excluded Assets, (ii) any prepaid insurance premiums, (iii) any Income Tax assets, (iv) any Transfer Tax assets (or assets in respect of Non-Resident Capital Gain Tax), (v) the cash (if any) delivered by Seller pursuant to Section 2.9(a)(i)(x) and (vi) the proceeds referred to in Section 2.2(t) hereof and (b) include the L Tape Inventory Credit.

“Current Liabilities” shall mean the combined Liabilities of the Business that would be classified as current in accordance with GAAP as of the applicable date, adjusted solely to (a) exclude (i) Retained Liabilities, (ii) any Liabilities for Income Tax and (iii) any Transfer Taxes or Non-Resident Capital Gain Tax and (b) include (i) negative cash or outstanding checks for which the Purchaser, any of its Affiliates or any Conveyed Company would have responsibility following the Closing, (ii) a Liability equal to the Cap Ex Deficit, if any and (iii) a Liability in the amount of $3,634,000 in respect of moving costs associated with the transfer of equipment of the L Tape Product Line to Purchaser’s facilities.

“Damages” shall have the meaning set forth in Section 9.2(a).

“Debt Financing” shall have the meaning set forth in Section 4.6.

“Debt Financing Agreement” shall have the meaning set forth in Section 4.6.

“Dollars” and “$” shall each mean lawful money of the United States.

“Disputed Item” shall have the meaning set forth in Section 2.9(c).

“Disqualified Business Employee” means any Business Employee who (a) entered into an agreement with Purchaser pursuant to Section 5.22 hereof prior to the third (3rd) Business Day prior to the Closing, (b) forfeited all or a portion of any Retention Payment that would have been due to such Business Employee had such Business Employee not forfeited the right to all or any portion of such Retention Payment in connection with his or her agreement with Purchaser, (c) is not employed by Purchaser or any of its Affiliates on the six-month anniversary of the Closing and (d) would have forfeited the right to all or any portion of such Retention Payment in accordance with the terms of his or her Retention Agreement as a result of such cessation of employment (assuming that such Business Employee had not already entered into an agreement with Purchaser pursuant to Section 5.22).

“Effective Time” shall have the meaning set forth in Section 2.11(a).

“Environmental Claims” shall have the meaning set forth in Section 3.10(a).

“Environmental Law” shall mean any Law, Governmental Order, Permit or other requirement of Law for the protection of the environment, health or safety or for the manufacture, use, transport, treatment, storage, disposal, release or threatened release of petroleum products, asbestos, urea formaldehyde insulation, polychlorinated biphenyls or any Hazardous Substance.

“Equipment” shall have the meaning set forth in Section 2.2(c).

“Equipment Leases” shall have the meaning set forth in Section 2.2(c).

“Equity Closing Payment” shall have the meaning set forth in Section 2.8(a).

“Equity Financing” shall have the meaning set forth in Section 4.6.

“Equity Financing Letter” shall have the meaning set forth in Section 4.6.

“Equity Interests” shall have the meaning set forth in the recitals hereto.

“Equity Selling Entity” shall mean each entity listed as such on Schedule 1.1(a), and all such entities shall be referred to, collectively, as the “Equity Selling Entities”.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliates” shall have the meaning set forth in Section 3.14(h).

“Estimated Working Capital” shall have the meaning set forth in Section 2.9(a).

“EU Asset Selling Entity” means each of the Asset Selling Entities based in any member state of the European Union.

“EU Business Employee” means any Business Employee employed by an Asset Selling Entity, ordinarily working in any member state of the European Union.

“Evaluation Material” shall have the meaning set forth in Section 5.1(b).

“Excluded Assets” shall have the meaning set forth in Section 2.4(a).

“Excluded Contracts” shall have the meaning set forth in Section 2.4(a)(ix).

“Excluded Records” shall have the meaning set forth in Section 2.4(a)(xiii).

“Excluded Tax Proceeding” shall have the meaning set forth in Section 6.4(d)(ii).

“Excluded Taxes” shall mean any commitment or Liability, whether or not accrued, assessed or currently due and payable,

(i) for any Taxes relating to the Business, the Purchased Assets, the Equity Interests, or the L Tape Product Line for any Pre-Closing Tax Period,

(ii) for any Taxes of or imposed on any of the Conveyed Companies, or for which any of the Conveyed Companies is liable, for any Pre-Closing Tax Period (including, in the case of (i) and (ii), any Taxes imposed as a consequence of any action contemplated by Section 2.4(b) or 3.26, 5.8, 5.12, 5.20 or any agreement referred to in Section 3.26 and any Taxes resulting from the internal restructuring of Tyco Adhesives India Private Ltd., any other internal restructuring of Seller, any Affiliate of Seller or any of their respective assets or liabilities, or any other extraordinary transaction undertaken by or at the direction of Seller, but not including, in the case of (i) and (ii) (A) any extraordinary transaction (for the absence of doubt, other than a Section 338 election, Section 754 election or entity classification election pursuant to Treasury Regulation Section 301.7701-3) undertaken by a Conveyed Company, on the Closing Date after the Closing, unilaterally by or at the direction of Purchaser and not contemplated by this Agreement or (B) any Taxes specifically accounted and reserved for in Closing Date Working Capital),

(iii) for any Taxes imposed as a consequence of any action contemplated by Section 2.4(c),

(iv) for any Taxes resulting from any breach of or inaccuracy in any representation or warranty contained in Section 3.3(b) or 3.15(c), (d), (f), (g) or (h) of this Agreement (provided that for this purpose, such representations and warranties shall be read without regard to any materiality or Material Adverse Effect qualification contained therein),

(v) for the portion of Transfer Taxes for which Seller is responsible pursuant to Section 6.8,

(vi) for (A) any Taxes of, or imposed on, Seller or any Affiliate of Seller (other than the Conveyed Companies), or any Taxes for which any of them are liable, which Taxes are imposed by the United Kingdom, the Netherlands, Luxembourg, Mauritius, Ireland, Belgium, Mexico or Switzerland (or any political or other subdivision of the foregoing) (except (x) in the case of Purchased Assets purchased from an entity organized in the United Kingdom, the Netherlands, Belgium, Switzerland or Mexico, for (I) Taxes (other than Income Taxes) imposed by the United Kingdom, the Netherlands, Belgium, Switzerland or Mexico (or any political or other subdivision thereof), respectively, with respect to the Purchased Assets for the portion of a Straddle Period beginning after the Closing Date and (II) Taxes which are specifically accounted and reserved for in Closing Date Working Capital and (y) Transfer Taxes for which Purchaser is responsible pursuant to Section 6.8) and (B) any Income Taxes of, or imposed on, Seller or any Affiliate of Seller (other than the Conveyed Companies) or for which any of them is liable,

(vii) for any Taxes with respect to the Inventory of the L Tape Product Line for the period such Inventory is held by Seller or any of its Affiliates (except for Transfer Taxes for which Purchaser is responsible pursuant to Section 6.8),

(viii) for any Taxes relating to non-compliance with any applicable bulk sale or bulk transfer Laws or similar Laws, any transferee Liability for Taxes otherwise arising as a result of the transactions contemplated by this Agreement, and any Taxes of or imposed on any Person that, directly or indirectly, held any of the Purchased Assets, Equity Interests, or assets of any Conveyed Company (or conducted any portion of the Business or the L Tape Product Line) prior to their ownership (or conduct) by Seller or its Affiliates,

(ix) for any obligation to indemnify any other Person in respect of or relating to Taxes or to pay an amount pursuant to a Tax sharing or Tax allocation agreement,

(x) for any Taxes arising from or relating to any Excluded Assets, Excluded Liabilities or Retained Assets,

(xi) for any Taxes imposed in connection with the transactions contemplated by this Agreement under Section 116 of the Income Tax Act (Canada), or Article 93, Subparagraph 10, or Article 98, Subparagraph 1, of the Corporate Income Tax Law of Korea (or any similar Tax) (whether imposed by withholding or otherwise and whether calculated by reference to transfer price, net gain or otherwise) (“Non-Resident Capital Gain Tax”) and

(xii) for any profit sharing determined pursuant to applicable Mexican laws for the Pre-Closing Tax Period or as a result of the transactions contemplated by this Agreement.

“Financing” shall have the meaning set forth in Section 4.6.

“Financing Agreements” shall have the meaning set forth in Section 4.6.

“Financial Statements” shall have the meaning set forth in Section 3.6.

“Foreign Plan” shall mean any written plan or program providing retirement or post retirement or post termination benefits and/or health and welfare benefits to Business

Employees located outside of the United States that is sponsored or maintained by any Non-US Conveyed Company.

“4204 Period” shall have the meaning set forth in Section 5.4(o)(ii)(B).

“4204 Security” shall have the meaning set forth in Section 5.4(o)(ii)(B).

“GAAP” shall mean generally accepted accounting principles in the United States applied on a consistent basis throughout the periods indicated.

“Governmental Authority” shall mean any instrumentality, subdivision, court, administrative agency, commission, board, official or other authority of any country, state, province, prefect, municipality, locality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award of any Governmental Authority.

“Gross Asset Purchase Price” shall have the meaning set forth in Section 2.8.

“Gross Equity Purchase Price” shall have the meaning set forth in Section 2.8.

“Gross Purchase Price” shall have the meaning set forth in Section 2.8.

“GWB” shall mean the German Act against Restraints of Competition as amended from time to time.

“Hazardous Substance” shall mean any waste, material or substance, including any petroleum product or byproduct, asbestos or asbestos-containing materials, that is defined as hazardous or toxic (or words of similar import), or otherwise regulated or controlled, under any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time.

“Income Taxes” shall mean any Taxes based on or measured by or with respect to gross or net income or receipts (including capital gains Taxes, transfer gains Taxes, minimum Taxes, income Taxes collected by withholding, profit sharing and adjustments thereto made by the Mexican Tax Authorities under Mexican laws, and Taxes on Tax preference items), and any franchise Taxes, together with any interest, penalties, charges, surcharges or additions imposed with respect thereto.

“Indebtedness” of any Person shall mean indebtedness of such Person for borrowed money, including accrued interest.  For the avoidance of doubt, Indebtedness shall not include any capitalized lease obligations or any current liabilities for trade payables or accrued expenses incurred and payable in the ordinary course of business.

“Indemnified Party” shall have the meaning set forth in Section 9.2(c).

“Indemnifying Party” shall have the meaning set forth in Section 9.3.

“Indemnity Provisions” shall have the meaning set forth in Section 5.21.

“Intellectual Property” shall mean any of the following:  United States or foreign (i) patents, and applications therefor; (ii) registered and unregistered trademarks, service marks and other indicia of origin, pending trademark and service mark registration applications, and intent-to-use registrations or similar reservations of marks; (iii) registered and unregistered copyrights and applications for registration; (iv) internet domain names, applications and reservations therefor and uniform resource locators; and (v) trade secrets and proprietary information not otherwise listed in (i) through (iv) above, including unpatented inventions, invention disclosures, moral and economic rights of authors and inventors (however denominated), confidential information, technical data, customer lists, computer software programs, databases, data collections and other proprietary information or material of any type.

“Intellectual Property Licenses” shall mean licenses pursuant to which an Asset Selling Entity is a licensee of any Intellectual Property which is used or held for use primarily in the Business or in the L Tape Product Line but not included in the Transferred Intellectual Property.

“Inventory” shall mean any inventory, including goods, goods-in-transit, supplies, containers, packaging materials, raw materials, work-in-progress, finished goods, samples and other consumables.

“IRS” shall mean the Internal Revenue Service of the United States of America.

“ISRA” shall have the meaning set forth in Section 5.16.

“Key Employees” shall have the meaning set forth in Section 3.18(a).

“Knowledge of Seller” shall have the meaning set forth in Section 1.4.

“L Tape Inventory Credit” shall have the meaning set forth in Section 2.3.

“L Tape Product Line” shall mean the product line operated by the Ludlow division of Tyco Healthcare Group LP, consisting of the products listed on Schedule 1.1(d).

“L Tape Product Line Transition Services Agreement” shall have the meaning set forth in Section 7.5(i).

“L Tape Product Line Transition Supply Agreement” shall have the meaning set forth in Section 7.5(ii).

“Laws” shall include any federal, state, provincial, territorial, foreign or local law, common law, statute, ordinance, rule, regulation or code of any Governmental Authority or any Governmental Order.

“Leased Real Property” shall have the meaning set forth in Section 2.2(a).

“Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” shall mean any lien, security interest, mortgage, deed of trust, pledge, charge, covenant, encroachment, or encumbrance of any kind.

“LLC” shall have the meaning set forth in Section 3.15(d).

“Loss” or “Losses” shall mean any claims, actions, causes of action, judgments, awards, Liabilities, losses, costs or damages (including reasonable attorneys’ fees and expenses).

“LP Interests” shall have the meaning set forth in the recitals hereto.

“Material Adverse Effect”  shall mean any circumstance, change or effect that has a material adverse effect on (a) the assets, liabilities, business, financial condition or results of operations of the Business and the L Tape Product Line taken as a whole, other than any adverse circumstance, change or effect arising out of (i) changes, events or developments affecting generally the industries or markets in which the Business or the L Tape Product Line operate, including changes in the national or international petrochemical markets or in any other markets that supply raw materials to the Business, or industry-specific changes or developments in the use, adoption or non-adoption of technologies or industry standards, (ii) changes in general economic or political conditions or the financing, currency or capital markets in general or changes in currency exchange rates or currency fluctuations, (iii) this Agreement or the consummation of the transactions contemplated hereby, or the announcement hereof or thereof or any action required to be taken by a Party in accordance with this Agreement, (iv) the enactment, repeal or change in any Law, or any change in GAAP or any interpretation of any of the foregoing, (v) the announcement by the Purchaser or any of its Affiliates of its plans or intentions (including in respect of employees) with respect to the Business or the L Tape Product Line, (vi) the resignation or termination of any Business Employee, or (vii) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, except, in the case of clauses (i), (ii), (iv) and (vii), if such changes, events or developments have a disproportionate impact on the Business and L Tape Product Line, taken as a whole, relative to its competitors; or (b) the ability of Seller to consummate the transactions contemplated by this Agreement.  For purposes of this definition, “the enactment, repeal or change in any Law” shall mean the adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law, order, protocol, practice or measure or any other requirement of Law of or by any Governmental Authority which occurs subsequent to the date hereof.

“Material Contracts” shall have the meaning set forth in Section 3.11(a).

“MRFT Act” shall have the mean the Monopoly Regulation and Fair Trade Act (Korea) as amended from time to time.

“Non-EU Business Employee” means any Business Employee who is not an EU Business Employee.

“Non-Resident Capital Gain Tax” shall have the meaning set forth in clause (xi) of the definition of “Excluded Taxes”.

“Non-US Conveyed Company” means each Conveyed Company that is based outside of the United States.

“Obligee” shall have the meaning set forth in Section 3.26.

“Offering Documents” shall have the meaning set forth in Section 5.17(b).

“Owned Real Property” shall have the meaning set forth in Section 3.13(a).

“Parent” shall have the meaning set forth in the preamble.

“Parent Guarantees” shall have the meaning set forth in Section 5.12(a).

“Parent LofCs” shall have the meaning set forth in Section 5.12(a).

“Parties” shall have the meaning set forth in the preamble of this Agreement.

“Party” shall have the meaning set forth in the preamble of this Agreement.

“Payee” shall have the meaning set forth in Section 6.14.

“Payor” shall have the meaning set forth in Section 6.14.

“PBGC/Pension Benefit Guaranty Corporation” shall have the meaning set forth in Section 3.13(g)(v).

“Permit” shall mean each permit, certificate, license, consent, approval or authorization of any Governmental Authority.

“Permitted Liens” shall mean (i) Liens reflected on the Balance Sheet or on Schedule 1.1(e), (ii) real estate taxes, assessments and other governmental levies, fees or charges imposed with respect to any property which are not currently due and payable or which are being contested by appropriate proceedings, (iii) zoning, building codes and other land use laws regulating the use or occupancy of any real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property, (iv) mechanics’ Liens and similar Liens for labor, materials or supplies provided with respect to any property incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings, (v) easements, covenants, conditions, restrictions and other similar matters affecting title to such real property and other title defects which do not, individually or together with all other Permitted Liens, materially impair the use or occupancy of such real property, and (vi) Liens that, individually or together with all other Permitted Liens, do not materially impair, and could not reasonably be expected to materially impair, the value, marketability or continued use of the property.

“Person” shall mean an individual, a limited liability company, a joint venture, a corporation, a company, a partnership, an association, a trust, a division or operating group of any of the foregoing or any other entity or organization.

“Post-Closing Tax Period” shall mean, with respect to any Conveyed Company, the Purchased Assets, the Equity Interests, the Business or the L Tape Product Line, any Tax period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” shall mean, with respect to any Conveyed Company, the Purchased Assets, the Equity Interests, the Business or the L Tape Product Line, any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Property Taxes” shall have the meaning set forth in Section 6.2(a)(i).

“Purchased Assets” shall have the meaning set forth in Section 2.2, it being understood that the Purchased Assets do not include the Excluded Assets or the Equity Interests.

“Purchased Division” shall have the meaning set forth in Section 5.10.

“Purchaser” shall have the meaning set forth in the preamble of this Agreement.

“Purchaser Cafeteria Plan” shall have the meaning set forth in Section 5.4(h).

“Purchaser Savings Plan” shall have the meaning set forth in Section 5.4(e).

“Purchaser’s Refunds” shall have the meaning set forth in Section 6.6(b).

“Raychem License Agreement” shall have the meaning set forth in Section 7.5 hereof.

“Real Property” shall have the meaning set forth in Section 3.13(b).

“Real Property Leases” shall have the meaning set forth in Section 2.2(a).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Substance into or onto air, land (surface or subsurface), surface water and/or groundwater.

“Representatives” shall mean, with respect to a Person, the directors, managers, officers, employees, partners, members, agents, attorneys, accountants, consultants, advisors or other representatives of such Person or its Affiliates.

“Required Amounts” shall have the meaning set forth in Section 4.6.

“Resin Cash Payment” means an amount in cash equal to the lesser of (a) the excess of (i) $254,200,000, over (ii) the product (expressed in U.S. dollars) of (A) the Average Resin Price times (B) 310,000,000 and (b) $30,000,000.

“Retained Assets” shall have the meaning set forth in Section 2.4(b).

“Retained Liabilities” shall have the meaning set forth in Section 2.6.

“Retention Agreements” shall mean the agreements listed on Schedule 1.1(f), which list is a complete list of all retention agreements related to Business Employees, Liabilities of which will be assumed by Purchaser subject to the terms of this Agreement.

“Retention Payments” means the retention bonus payments payable pursuant to Section 2 of the Retention Agreements.

“Sale Completion Bonus” shall mean any bonus payment identified as a sale completion bonus, sale price incentive bonus or other similar payment (but excluding any Retention Payment or severance payment) payable pursuant to the Retention Agreements.

“Section 2.10(a)(i) Allocation” shall have the meaning set forth in Section 2.10(a).

“Section 2.10(a)(ii) Allocation” shall have the meaning set forth in Section 2.10(a).

“Section 2.10(a)(iii) Allocation” shall have the meaning set forth in Section 2.10(a).

“Section 338 Election” shall have the meaning set forth in Section 6.7.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Seller” shall have the meaning set forth in the preamble of this Agreement.

“Seller Benefit Plan” shall mean each employee benefit, compensation, incentive or fringe benefit plan, arrangement or agreement which is maintained for the benefit of any Business Employee and which is not an Assumed Plan or Foreign Plan.

“Seller Entities” shall mean, collectively, the Equity Selling Entities and the Asset Selling Entities, and each of the Seller Entities shall be referred to individually as a “Seller Entity”.

“Seller’s Marks” shall have the meaning set forth in Section 5.10.

“Seller’s Refunds” shall have the meaning set forth in Section 6.6(a).

“Shares” shall have the meaning set forth in the recitals hereto.

“Solvent” shall mean, with respect to any Person, that (i) the property of such Person, at a present fair saleable valuation, exceeds the sum of its Liabilities (including contingent and unliquidated Liabilities), (ii) the present fair saleable value of the property of such Person exceeds the amount that will be required to pay such Person’s probable Liabilities as they become absolute and matured, (iii) such Person has adequate capital to carry on its business and (iv) such Person does not intend or believe it will incur Liabilities beyond its ability to pay as such Liabilities mature.  In computing the amount of contingent or unliquidated Liabilities at any time, such Liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become actual or matured Liabilities.

“Specified Practices” shall mean the past Tax reporting practices, if any, of Tyco Plastics Canada Ltd., Rafypac S.A. de C.V., and Tyco Adhesives Korea Ltd (the “Specified Entities”), for Canadian, Mexican and Korean income Tax purposes, respectively, with respect to inventory valuation (FIFO or LIFO), fixed asset depreciation lives and methods, capitalization of expenses and timing of revenue recognition, in each case, as reflected on Pre-Closing Tax Period Tax Returns filed prior to the date hereof by the Specified Entities and limited to the types of inventory, fixed assets, expenses and revenues that are reflected on such Tax Returns.

“Stock Price” means the average of the closing price per share of Tyco common stock on the New York Stock Exchange, Inc. (ticker symbol TYC) at the end of the regular session as reported on the Consolidated Tape, network A, for the five (5) consecutive trading days ending on the third (3rd) Business Day prior to the Closing Date.

“Straddle Period” shall mean, with respect to any Conveyed Company, the Purchased Assets, the Equity Interests, the Business or the L Tape Product Line, any Tax period that, with respect to such Conveyed Company, Purchased Asset, Equity Interest, the Business or the L Tape Product Line, includes but does not end on the Closing Date.

“Subsidiary” shall mean, with respect to any Person, (i) any corporation more than fifty percent (50%) of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more Subsidiaries of such Person and (ii) any partnership, association, joint venture or other entity in which such Person directly or indirectly through one or more Subsidiaries of such Person has more than a fifty percent (50%) equity interest.

“Target Working Capital” shall have the meaning given to it in Section 2.9(a)(i).

“Tax” or “Taxes” shall mean any federal, state, county, local, or foreign tax, charge, fee, levy, impost, duty, or other assessment, including income, gross receipts, excise, employment, sales, use, asset, transfer, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, highway use, commercial rent, customs duty, capital stock, paid-up capital, profits, withholding, waste water discharge, Social Security, social security contribution quotas, housing fund contribution quotas, retirement fund contribution quotas, single business, unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, profit sharing and adjustments thereto made by the Mexican Tax Authorities under Mexican laws, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by any Governmental Authority, including any estimated payments relating  thereto, any interest, charges, surcharges, penalties, and additions imposed thereon or with respect thereto, and including liability for taxes of another person under Treas. Reg. Section 1.1502-6 or similar provision of state, local or foreign law, or as a transferee or successor, by contract or otherwise.

“Tax Benefit” means the Tax effect of any Benefit Item.

“Tax Detriment” shall have the meaning set forth in Section 6.5(e)(iii).

“Tax Proceeding” shall mean any Tax audit, contest, litigation, defense or other proceeding with or against any Taxing Authority.

“Tax Return” shall mean any report of Taxes due, any information return with respect to Taxes, or other similar report, statement, declaration or document required to be filed under the Code or other Laws in respect of Taxes, any amendment to any of the foregoing, any claim for refund of Taxes paid, and any attachments, amendments or supplements to any of the foregoing.

“Taxing Authority” shall mean any Governmental Authority having jurisdiction over the assessment, determination, collection, or other imposition of any Taxes.

“Threshold” shall have the meaning set forth in Section 9.4(a).

“Title IV Plan” shall have the meaning set forth in Section 3.14(g)(v)(E).

“Transfer Regulations” means any Law implementing the provisions of Council Directive 2001/23/EEC dated 12 March 2001.

“Transfer Taxes” means all stamp, transfer, real property transfer, recordation, grantee/grantor, documentary, acquisition, sales and use, value added, registration, occupation, privilege, or other such similar taxes, fees and costs (including any charges, surcharges, penalties and interest) incurred in connection with the consummation of the sale of the Purchased Assets and Equity Interests and Inventory of the L Tape Product Line to Purchaser and its Affiliates pursuant to this Agreement and the L Tape Product Line Transition Supply Agreement.  For the avoidance of doubt, Transfer Taxes shall not include Seller’s, or any of its Affiliate’s, Income Taxes, net income, capital gains or transfer gains Taxes or franchise or other Taxes based on the net income of Seller or any of its Affiliates or any Non-Resident Capital Gain Tax.

“Transferred Employee” and “Transferred Employees” shall have the meaning set forth in Section 5.4(a).

“Transferred Intellectual Property” shall have the meaning set forth in Section 2.2(f).

“Transition Agreements” shall have the meaning set forth in Section 7.5(vi).

“Transition Services Agreement” shall have the meaning set forth in Section 7.5(iii).

“2004 Financial Statements” shall have the meaning set forth in Section 3.6.

“Tyco” shall mean Tyco International Ltd., a Bermuda corporation.

“Tyco Adhesives Business” shall mean the operation as of the date hereof of the Tyco business segment that manufactures pipeline corrosion protection products, specialty adhesives and tape products.

“Tyco Cafeteria Plan” shall have the meaning set forth in Section 5.4(h).

“Tyco Captive Policies” shall have the meaning set forth in Section 2.6(j).

“Tyco Coated Products Business” shall mean the operation as of the date hereof of the Tyco business segment that manufactures laminated and coated products for a diverse range of applications, including flexible packaging, products for housing construction and materials handling, and woven polypropylene flexible intermediate bulk containers.

“Tyco Healthcare Group LP Supply (Adhesives) Agreement” shall have the meaning set forth in Section 7.5.

“Tyco Healthcare Group LP Supply (Laminated Products) Agreement” shall have the meaning set forth in Section 7.5.

“Tyco Plastics Business” shall mean the operation as of the date hereof of the Tyco business segment that manufactures polyethylene-based film products.

“Tyco Savings Plan” shall have the meaning set forth in Section 5.4(e).

“Union Plan” shall have the meaning set forth in Section 5.4(o)(ii)(A).

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended.

“Withdrawal Liability” shall have the meaning set forth in Section 3.14(h).

“Working Capital” shall mean the Current Assets less the Current Liabilities as of the applicable date.

“Working Capital Statement” shall have the meaning set forth in Section 2.9(b).

Section 1.2             Construction.  In this Agreement, unless the context otherwise requires:

(a)           any reference in this Agreement to “writing” or comparable expressions includes a reference to facsimile transmission or comparable means of communication (but excluding e-mail communications);

(b)           words expressed in the masculine shall include the feminine and neuter genders and vice versa;

(c)           references to Articles, Sections, Exhibits, Schedules and Recitals are references to articles, sections, exhibits, schedules and recitals of this Agreement;

(d)           references to “day” or “days” are to calendar days; and

(e)           “include,” “includes,” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import.

Section 1.3             Schedules and Exhibits.  The Schedules and Exhibits to this Agreement are incorporated into and form an integral part of this Agreement.  If an Exhibit is a form of agreement, such agreement, when executed and delivered by the parties thereto, shall constitute a document independent of this Agreement.

Section 1.4             Knowledge.  Where any representation or warranty or other provision contained in this Agreement is expressly qualified by reference to the “Knowledge of Seller”, such knowledge shall mean to the knowledge of those individuals listed on Schedule 1.4, after reasonable inquiry (it being understood that the “reasonable inquiry” of an individual shall consist exclusively of making inquiries of such individual’s direct internal reports having responsibility for the subject matter of such representation, warranty or other provision).

ARTICLE II

PURCHASE AND SALE

Section 2.1             Purchase and Sale of the Equity Interests.  Upon the terms and subject to the conditions set forth herein, at the Closing, Seller shall cause the Equity Selling Entities to sell, transfer, convey, assign and deliver to Purchaser (or one or more of its permitted assignees), and Purchaser agrees to (or to cause one or more Affiliates of Purchaser to) purchase, acquire and accept from the Equity Selling Entities, free and clear of all Liens, the Equity Interests.

Section 2.2             Purchase and Sale of the Purchased Assets.  Upon the terms and subject to the conditions set forth herein, at the Closing, Seller shall cause each Asset Selling Entity to sell, convey, assign, deliver and transfer to Purchaser (or one or more Affiliates of Purchaser designated by Purchaser), and Purchaser shall (or shall cause one or more of its permitted assignees to) purchase, acquire and accept from each Asset Selling Entity, free and clear of all Liens other than Permitted Liens, all of such Asset Selling Entity’s right, title and interest in and to all of the assets, properties (whether real or personal) and rights, other than the Excluded Assets and the Equity Interests, which are used or held for use primarily in the Business or the L Tape Product Line, tangible and intangible, wherever located (collectively, the “Purchased Assets”), including all of such right, title and interest in and to the following:

(a)           the leasehold interests of the Asset Selling Entities in the real property set forth on Schedule 2.2(a) and all other real property used or held for use primarily in the

Business, including (x) any prepaid rent, security deposits and options to renew or purchase in connection therewith and (y) any fixtures, structures or improvements appurtenant to such real property (collectively, the “Leased Real Property”, with the leases relating to such Leased Real Property being collectively referred to herein as the “Real Property Leases”);

(b)           the Real Property set forth on Schedule 2.2(b) and all other Real Property used or held for use primarily in the Business;

(c)           all personal property and interests, including all the equipment, vehicles, machinery, tools, spare parts, furniture and other tangible personal property used or held for use primarily in the Business and such equipment, tools and spare parts of the L Tape Product Line as set forth on Schedule 2.2(c) (collectively, the “Equipment”, with the leases relating to any Equipment so leased being referred to herein as the “Equipment Leases”);

(d)           the Contracts relating primarily to the Business or the L Tape Product Line (collectively, the “Assumed Contracts”), and all outstanding purchase orders relating primarily to the Business or the L Tape Product Line;

(e)           all Inventory of the Business;

(f)            the registered trademarks, copyrights and patents set forth on Schedule 2.2(f) and all other Intellectual Property used or held for use primarily in the Business or the L Tape Product Line (collectively, the “Transferred Intellectual Property”);

(g)           all Permits owned, utilized, held or maintained by or licensed to the Asset Selling Entities (subject to the terms of such Permits) relating primarily to the Business or the L Tape Product Line;

(h)           the databases and software programs, source codes and user manuals used or held for use primarily in the Business or the L Tape Product Line;

(i)            all customer, vendor, supplier, contractor, and service-provider lists to the extent relating primarily to the Business or the L Tape Product Line, and all files, documents and records (including billing, payment and dispute histories, credit information and similar data) to the extent relating primarily to customers, vendors, suppliers, contractors or service-providers of the Business or the L Tape Product Line, and other business and financial records, files, books and documents (whether in hard copy or computer format) to the extent primarily relating to the Business or the L Tape Product Line;

(j)            the accounts and notes receivable of the Business and the L Tape Product Line, including all loans and other advances owing to Seller or any Asset Selling Entity by any Business Employee who becomes a Transferred Employee;

(k)           all prepaid expenses and deposits and refunds receivable of the Business and the L Tape Product Line, except as otherwise provided for in Section 2.4(xv);

(l)            all claims, causes of action, defenses and rights of offset or counterclaim (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or noncontingent) relating to any of the Purchased Assets or Assumed Liabilities to be conveyed to and/or assumed by Purchaser as of the Closing Date;

(m)          the goodwill of the Business and the L Tape Product Line;

(n)           all advertising, marketing, sales and promotional materials relating primarily to the Business or the L Tape Product Line;

(o)           all insurance proceeds received or receivable under any insurance policy (other than any Tyco Captive Policy) written prior to the Closing Date in connection with (I) the damage or complete destruction of any of the Purchased Assets prior to the Closing that would have been included in the Purchased Assets but for such damage or complete destruction, and (II) any Assumed Liability (it being understood and agreed that Purchaser shall have the right to require Seller or any of its Affiliates to assert claims under such policies with respect to such matters in accordance with Section 5.19 hereof);

(p)           all rights and claims under any and all transferable warranties extended by suppliers, vendors, contractors, manufacturers and licensors in relation to any of the Equipment, the Transferred Intellectual Property and the software and hardware assets described in this Section 2.2;

(q)           all assets (including insurance policies) of the Assumed Plans and Foreign Plans;

(r)            all collective bargaining, union and other similar Contracts covering the Business Employees;

(s)           to the extent permitted by Law, the personnel records (including all human resources and other records) of Transferred Employees;

(t)            all proceeds (net of expenses incurred in connection with the sale, transfer or settlement) resulting from (A) any sales or transfers from and after the date hereof through the Closing (other than the sale at Closing contemplated by this Section 2.2 or the sale of goods, services or assets in the ordinary course of business generally consistent with existing practices) of any asset that would have been included in the Purchased Assets but for such sale or transfer (which shall also be subject to the other provisions of this Agreement, including Sections 3.7 and 5.2 hereof) or (B) any settlement from and after the date hereof through the Closing of any claims or other causes of action that would have been included in the Purchased Assets but for such settlement (which shall also be subject to the other provisions of this Agreement, including Sections 3.7 and 5.2 hereof);

(u)           all cash, if any, contributed by Seller in accordance with Section 2.9(a); and

(v)           all other assets set forth on Schedule 2.2(v).

Section 2.3             Inventory of L Tape Product Line.  Inventory of the L Tape Product Line will be transferred and conveyed to Purchaser pursuant to, and in accordance with, the terms of the L Tape Product Line Transition Supply Agreement.  At the Closing, Purchaser shall make a prepayment in the amount of $1,038,000 (the “L Tape Inventory Credit”) to Seller, on behalf of Tyco Healthcare Group LP, which shall be applied toward purchases made under the L Tape Product Line Transition Supply Agreement.  The Gross Purchase Price includes the L Tape Inventory Credit.

Section 2.4             Excluded Assets of the Business and the L Tape Product Line.  (a)  Notwithstanding Sections 2.2 and 2.3, Purchaser is not purchasing from any of the Asset Selling Entities any of the following (the “Excluded Assets”), and shall acquire no right to or interest in any Excluded Assets under this Agreement or as a result of the transactions contemplated hereby:

(i)            except as to proceeds as set forth in Section 2.2(t) and cash contributed by Seller in accordance with Section 2.9(a), Cash and Cash Equivalents;

(ii)           subject to Section 5.20, all intercompany receivables in respect of the Business or the L Tape Product Line, other than amounts due and owing for goods and services bought and sold in the ordinary course of the Business or of the L Tape Product Line;

(iii)          the corporate books and records of any Asset Selling Entity (but not, for purposes of clarity, any Conveyed Company), provided that a copy of the corporate books and records of Tyco Plastics LP, Tyco Adhesives LP and Ludlow Coated Products LP, to the extent primarily relevant to the Purchased Assets, shall be furnished to Purchaser;

(iv)          subject to Sections 2.2(o) and 5.19, all current and prior insurance policies and all rights of any nature with respect thereto;

(v)           except as expressly set forth in Sections 5.4 and 5.5, all assets of any Seller Benefit Plan;

(vi)          subject to Section 5.10 and the Raychem License Agreement, the “Tyco” names, marks and logos, and any other item set forth on Schedule 5.10, and any Intellectual Property relating thereto;

(vii)         all loans and other advances owing to Seller or any of its Affiliates by each Business Employee who does not become a Transferred Employee;

(viii)        the Tax records (including Tax Returns and supporting workpapers) covering any period or transaction of any Asset Selling Entity occurring prior to the Closing Date (provided that Purchaser shall be entitled to copies of any such Tax Returns to the extent specifically provided in Article VI);

(ix)           all of the rights and interests of any Asset Selling Entity in and to the Contracts specified in Schedule 2.4(a)(ix) (the “Excluded Contracts”);

(x)            all claims, causes of action, defenses and rights of offset or counterclaim (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or noncontingent) to the extent not primarily related to the Business or the L Tape Product Line;

(xi)           any assets and associated claims arising out of the Retained Liabilities;

(xii)          all of the rights and interests of Seller and its Affiliates (including the Seller Entities) in and to all correspondence and documents, other than the confidentiality agreements entered into by the Purchaser or any of its Affiliates, in connection with the sale process of the Business or the L Tape Product Line;

(xiii)         all of the rights and interests of the Asset Selling Entities in all information, files, records, data, plans, contracts and recorded knowledge related to or used in connection with the Business or the L Tape Product Line, to the extent that any of the foregoing: (i) relate directly and predominantly to the Excluded Assets; (ii) relate to the Excluded Assets and can be easily separated from the Purchased Assets; or (iii) are comprised predominantly of written materials that a Seller Entity is required by Law to retain and with respect to which Seller shall have provided (or caused to be provided) a copy to Purchaser (collectively, the “Excluded Records”);

(xiv)        any legal or beneficial interest in the share capital of the entities and other assets listed on Schedule 2.4(a)(xiv), notwithstanding the fact that such entities or assets are related directly and predominantly to the Business;

(xv)         any legal or beneficial interest in the Internet websites listed on Schedule 2.4(a)(xv), notwithstanding the fact that such sites are related directly and predominantly to the Business;

(xvi)        all of the rights and interests of the Asset Selling Entities in the assets associated with prepaid insurance premiums;

(xvii)       any interest of any Asset Selling Entity in Seller’s Refunds;

(xviii)      all Inventory of the L Tape Product Line; and

(xix)         all other assets set forth on Schedule 2.4(a)(xix).

(b)           Each Equity Selling Entity may take (or cause one or more of its Affiliates to take) such action as is necessary or advisable to transfer, effective as of the Closing Date, the assets listed on Schedule 2.4(b) (the “Retained Assets”) from the Conveyed Companies to Seller or one or more of its Affiliates for such consideration (or for no consideration) as may be determined by the Seller Entities in their sole discretion, provided that such action does not adversely impact the Business, the L Tape Product Line or any of the Conveyed Companies in any significant respect.

(c)           After the Closing Date, Purchaser shall take all commercially reasonable actions (or shall cause its Affiliates to take all commercially reasonable actions) reasonably requested by the Seller Entities to effect the provisions of this Section 2.4, including the prompt return of any Excluded Assets, any Retained Assets and any other assets not relating primarily to the Business or the L Tape Product Line, that are owned by any Asset Selling Entity or Conveyed Company and are transferred inadvertently at Closing, provided that Purchaser shall not be required to bear any cost in connection therewith.

Section 2.5             Assumption of Certain Obligations of the Business.  Upon the terms and subject to the conditions of this Agreement, Purchaser agrees, effective at the Closing, to (or to cause its permitted assignees to) assume and to satisfy and discharge when due Liabilities of the Asset Selling Entities to the extent relating to the Purchased Assets or the Business, whether arising prior to or after the Closing, and whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable as of the Closing Date, other than the Retained Liabilities (all of the foregoing liabilities and obligations to be so assumed, satisfied or discharged being herein collectively called the “Assumed Liabilities”), including all of the following Asset Selling Entities’ Liabilities:

(a)           other than any Liabilities which are Retained Liabilities under Section 2.6(j), all lawsuits to the extent resulting from the conduct of the Business or the L Tape Product Line or the Purchased Assets prior to, at or after the Closing, including any such lawsuits and claims relating to any alleged Intellectual Property infringement;

(b)           other than any Liabilities which are Retained Liabilities under Section 2.6(j), all Liabilities, including all lawsuits, arising from the design, construction, testing, marketing, service, operation or sale of the products and services of the Business or the L Tape Product Line prior to, at or after the Closing, including warranty obligations and irrespective of the legal theory asserted;

(c)           all Liabilities and other obligations under the Real Property Leases, Equipment Leases and the Assumed Contracts (including all purchase orders in respect thereof) included in the Purchased Assets;

(d)           all accounts payable and other accrued expenses of the Business and all Liabilities to suppliers for products and services to the extent relating to the Business ordered in the ordinary course of the Business prior to the Closing, and all Liabilities to customers under purchase orders for products of the Business or the L Tape Product Line which at Closing have not yet been provided;

(e)           all Liabilities arising prior to or after the Closing under any Contracts that are assigned to Purchaser pursuant to Section 2.2 or Section 2.7 at or subsequent to the Closing;

(f)            all other Liabilities set forth in Schedule 2.5(f);

(g)           subject to Section 2.6(l), all Liabilities arising prior to or after the Closing under any Environmental Law only with respect to the Owned Real Property and the Leased Real Property;

(h)           all Liabilities with respect to Transferred Employees (other than Liabilities which are Retained Liabilities under Sections 2.6(g), 2.6(h) or 2.6(j) or are under any Seller Benefit Plan (except as provided in Sections 5.4 or 5.5) or other Liabilities retained by Seller or Seller Entities pursuant to Sections 5.4 or 5.5);

(i)            50% of the Retention Payments;

(j)            all Liabilities with respect to the Assumed Plans and Foreign Plans; and

(k)           all other Liabilities arising prior to, at or after the Closing to the extent relating to the ownership or operation of the Purchased Assets or the Conveyed Companies, including all Liabilities included in the Closing Date Working Capital.

Section 2.6             Retained Liabilities of the Business and the L Tape Product Line.  Notwithstanding any provision in this Agreement, the Asset Selling Entities shall retain and be responsible for, and Seller shall cause such Asset Selling Entity to satisfy and discharge when due, only the following Liabilities relating to the Business and the L Tape Product Line (collectively, the “Retained Liabilities”):

(a)           Liabilities for which any Asset Selling Entity expressly has responsibility pursuant to the terms of this Agreement;

(b)           Liabilities to the extent related to the Excluded Assets or the Retained Assets;

(c)           subject to Section 5.20, intercompany Liabilities of the Asset Selling Entities, except as provided in Section 2.4(a)(ii);

(d)           any Liabilities of any Asset Selling Entity to pay any Indebtedness or capital lease obligations incurred prior to the Closing Date;

(e)           any Liabilities of any Asset Selling Entity for Excluded Taxes;

(f)            any Liabilities with respect to Seller Benefit Plans, except as provided in Sections 5.4 or 5.5;

(g)           (i) any Liabilities with respect to any Sale Completion Bonuses, annual bonuses with respect to fiscal year ended 2005, any accelerated vesting of equity provided for in an agreement between Seller or any of its Affiliates and any Business Employee, retiree medical liabilities with respect to retired and former Business Employees and actively employed Business Employees eligible for retiree medical benefits as of the Closing, and all severance benefits with respect to Business Employees terminated prior to Closing in connection with the Business’ 2004 restructuring program and 2005 restructuring program and (ii) 50% of the Retention Payments;

(h)           any Liabilities retained by Seller under Sections 5.4 or 5.5;

(i)            except as set forth in Section 2.5(g), all Liabilities arising prior to or after the Closing under any Environmental Law with respect to any property presently or formerly owned, leased or occupied by the Business, the L Tape Product Line, the Conveyed Companies or any of their predecessors;

(j)            all Liabilities relating to any claims, causes of action, facts or events arising, occurring, in existence or otherwise relating to any time on or prior to the Closing Date with respect to which the Business or the L Tape Product Line is or was insured under any captive insurance arrangements, including, without limitation, the insurance policies or arrangements identified as captive insurance arrangements on Schedule 3.23 (collectively, the “Tyco Captive Policies”);

(k)           all Liabilities of Seller or any current or former Affiliate of Seller, other than the Assumed Liabilities;

(l)            all CERCLA Liabilities;

(m)          all Liabilities of the L Tape Product Line that would be classified as current Liabilities in accordance with GAAP;

(n)           all Liabilities and costs in connection with the repair or restoration of the Real Property identified on item #21 on Schedule 3.13(b) to the extent such repairs or restoration are the responsibility of the tenant under such lease (except for the first $100,000 of costs incurred after the Closing with respect to such repair or restoration, which costs shall be the responsibility of Purchaser); and

(o)           any Liabilities of Seller, Seller’s ultimate parent entity or any of their respective Affiliates relating to or arising out of state and federal securities laws, rules, and regulations, fiduciary duties, the Sarbanes-Oxley Act of 2002, as amended, the listing requirements of the New York Stock Exchange or any other securities exchange on which the shares or debt securities of Seller’s ultimate parent entity or any subsidiary thereof are or have been listed, or in connection with any investigation by the National Association of Securities Dealers, Inc. or any criminal investigation by any state, federal or foreign authority.

Section 2.7             Consents.  (a) Notwithstanding anything to the contrary in this Agreement, to the extent that any consent or approval shall not have been given prior to the Closing with respect to any Real Property Lease, Equipment Lease, Intellectual Property License, Permit, Assumed Contract, Contract or right which is not assignable or transferable without the consent or approval of any Person other than the Asset Selling Entities, the Conveyed Companies or any Subsidiary of Seller, or Purchaser, then such Real Property Lease, Equipment Lease, Intellectual Property License, Permit, Assumed Contract, Contract or asset shall not be assigned or transferred to Purchaser at the Closing; provided, however, that each of the Seller Entities and their respective Affiliates, and Purchaser and its controlled Affiliates, shall have the continuing obligation after the Closing to use commercially reasonable efforts to obtain all necessary consents to the assignment or transfer thereof, it being understood that neither the Seller Entities nor any of their respective Affiliates or Subsidiaries shall be required to commence any litigation or offer or grant any material accommodation (financial or otherwise) to any third party to obtain such consents, and it being further understood that neither Seller nor any of its Affiliates shall be required to offer or grant financial accommodation to third parties pursuant to this proviso in excess of $100,000 in the aggregate.  Upon obtaining the requisite third-party consents or approvals thereto, such Real Property Leases, Equipment Leases, Intellectual Property Licenses, Permits, Assumed Contracts, Contracts or rights, if otherwise includable in the Purchased Assets or the transactions contemplated hereby, shall promptly be transferred and assigned to Purchaser hereunder.

(b) With respect to any Real Property Lease, Equipment Lease, Intellectual Property License, Permit, Assumed Contract, Contract or right that is not transferred or assigned to Purchaser at the Closing by reason of Section 2.7(a), after the Closing and until any requisite consent or approval is obtained therefor and the same is transferred and assigned to Purchaser, the parties shall cooperate with each other, upon written request of Purchaser and its Affiliates, in endeavoring to obtain for Purchaser, at no cost to any Seller Entity or its Affiliates, an arrangement with respect thereto to provide for Purchaser substantially comparable benefits therein, and to the extent Purchaser receives benefits therefrom, Purchaser agrees to indemnify the Seller Entities and their Affiliates in respect of all Liabilities of the Seller Entities in respect of any such arrangement and such underlying Real Property Lease, Equipment Lease, Intellectual Property License, Permit, Assumed Contract, Contract or right (except to the extent such Liability would otherwise be a Retained Liability had such permit, lease or contract been transferred to Purchaser as of the Closing Date).

Section 2.8             Purchase Price.  In consideration of the sale and transfer of the Equity Interests and the Purchased Assets and the assumption of the Assumed Liabilities, Purchaser agrees to purchase from the Equity Selling Entities the Equity Interests for an aggregate purchase price of $70,200,000 (the “Gross Equity Purchase Price”), and purchase from each Asset Selling Entity the Purchased Assets owned by it for an aggregate purchase price of $904,800,000 (the “Gross Asset Purchase Price”, and together with the Gross Equity Purchase Price, the “Gross Purchase Price”), subject to adjustment pursuant to Section 2.9 (as so adjusted, the “Aggregate Purchase Price”).  The Gross Purchase Price shall be allocated as described in Section 2.10(a) and shall be payable as follows:

(a)           At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller  or the applicable Affiliate of Seller an aggregate amount equal to $70,200,000, plus, if any, the portion of the Closing Adjustment allocable to the Equity Interests (such sum, the “Equity Closing Payment”) by wire transfer of immediately available funds to the account or accounts notified by Seller in writing to Purchaser at least two (2) Business Days prior to Closing.

(b)           At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller or the applicable Affiliate of Seller an aggregate amount equal to $904,800,000, plus, if any, the portion of the Closing Adjustment allocable to the Purchased Assets (such sum, the “Asset Closing Payment”, and together with the Equity Closing Payment, the “Closing Payment”) by wire transfer of immediately available funds to the account or accounts notified by Seller in writing to Purchaser at least two (2) Business Days prior to Closing.

Section 2.9             Working Capital; Purchase Price Adjustments.

(a)  (i) At least two (2) but no more than five (5) Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to Purchaser a statement containing a good faith estimate of the Working Capital (the “Estimated Working Capital”) as of the Closing Date (including a good faith estimate of the Cap Ex Deficit), which shall quantify in reasonable detail the items constituting such Working Capital and which shall be prepared in accordance with GAAP applied on a consistent basis and with the same accounting principles, practices, methodologies and policies used by Seller in connection with the preparation of the Balance Sheet (it being understood that Schedule 2.9(a)(i) sets forth (I) for purposes of clarity, the Working Capital as of the Balance Sheet Date and (II) any differences between the principles, practices, methodologies or policies to be used in the preparation of the Estimated Working Capital and those used in the preparation of the Balance Sheet).  If (x) the Estimated Working Capital is less than $378,000,000 (the “Target Working Capital”), then Seller shall cause such difference to be included in the Purchased Assets that are transferred to Purchaser under Section 2.2 hereof in the form of cash, which cash shall be contributed in a manner as reasonably requested by Purchaser, and (y) the Estimated Working Capital is greater than the Target Working Capital, then (i) the Gross Equity Purchase Price payable at Closing shall be increased by the amount of such excess multiplied by a fraction, the numerator of which is the Gross Equity Purchase Price and the denominator of which is the Gross Purchase Price and (ii) the Gross Asset Purchase Price payable at Closing shall be increased by the amount of such excess multiplied by a fraction, the numerator of which is the Gross Asset Purchase Price and the denominator of which is the Gross Purchase Price; provided, however, that to the extent that all or any portion of such excess is attributable to particular Purchased Assets or Equity Interests, such excess (or portion thereof) shall be allocated to such Purchased Assets or Equity Interests and such increase in Gross Equity Purchase Price and/or Gross Asset Purchase Price shall be made in accordance with such allocation.

(ii)           On or prior to the fifth (5th) Business Day prior to the Closing Date, Seller shall provide Purchaser with the final schedule of all bonuses payable in accordance with the terms of the Retention Agreements.  Following the close of business on the third (3rd) Business Day prior to the Closing Date, Purchaser shall give written notice to the Seller of the Benefits Savings Amount, together with documentation setting forth in reasonable detail the calculation of the Benefits Savings Amount. In the event Seller disputes Purchaser’s calculation of the Benefit Savings Amount (by delivery of a written notice to Purchaser no later than one (1) Business Day prior to the Closing Date setting forth in reasonable detail Seller’s calculation of the Benefits Savings Amount), the Parties shall attempt in good faith to resolve such dispute prior to the Closing Date, and if the Parties are unable to resolve such dispute prior to the Closing Date, the Benefit Savings Amount deducted from the Gross Purchase Price on the Closing Date (as extended pursuant to this Section 2.9(a)(ii)) pursuant to this Section 2.9(a)(ii) shall be the average of the Purchaser’s calculation of the Benefit Savings Amount and the Seller’s calculation of the Benefit Savings Amount.  In the event of any such dispute, Seller and Purchaser shall promptly submit such dispute to the Accountant, who shall resolve such dispute within thirty (30) days after the appointment of the Accountant, by adopting a position that is either equal to Purchaser’s proposed position, equal to Seller’s proposed position, or between the positions proposed by Seller and Purchaser.  If the position adopted by the Accountant is different from the amount of the Benefit Savings Amount deducted from the Gross Purchase

Price paid at the Closing, the appropriate payment will be made by either Seller or Purchaser to the other within two (2) Business Days after the Accountant’s determination. The fees, costs and expenses of the Accountant shall be shared equally by Purchaser and Seller.  In addition to any adjustments to the Gross Purchase Price made pursuant to Section 2.9(a)(i)(y), the Gross Purchase Price shall be reduced by an amount equal to the Benefits Savings Amount.

(iii)          The aggregate adjustments to the Gross Purchase Price calculated in accordance with Section 2.9(a)(i)(y) and Section 2.9(a)(ii) are collectively referred to herein as the “Closing Adjustment”.

(b)           Promptly after the Closing Date, and in any event not later than ninety (90) days following the Closing Date, Purchaser shall prepare a statement of the Working Capital at the Closing Date without giving effect to the transactions contemplated hereby (the “Working Capital Statement”).  The Working Capital Statement shall be prepared (i) in accordance with GAAP applied on a consistent basis and with the same accounting principles, practices, methodologies and policies used by Seller in connection with the preparation of the Balance Sheet, (ii) in a manner consistent with the principles set forth in Schedule 2.9(a)(i) and (iii) in a manner consistent with the terms of this Agreement.

(c)           After the completion of the Working Capital Statement, Purchaser shall promptly deliver the Working Capital Statement to Seller for review (which delivery shall occur within two (2) Business Days following the completion of such statements), and Seller and Seller’s accountants may make reasonable inquiries of Purchaser and/or its accountants and senior officers, at reasonable times, upon reasonable advance notice, and without unreasonable interference to Purchaser’s operations, regarding questions concerning or disagreements with the Working Capital Statement arising in the course of such review.  Seller shall complete its review of the Working Capital Statement within forty-five (45) days of the delivery of the Working Capital Statement to Seller.  Promptly following completion of its review (but in no event later than two (2) Business Days following the conclusion of the forty-five (45) days period), Seller shall submit to Purchaser a letter regarding its concurrence or disagreement with the accuracy of the Working Capital Statement, provided that if Seller submits a letter of disagreement, such letter will specify the items of the Working Capital Statement with which it disagrees.  Unless Seller delivers a letter disagreeing with the accuracy of the Working Capital Statement within two (2) Business Days following the conclusion of such forty-five (45) day period, the Working Capital Statement shall bind the Parties.  Following delivery of such a letter so disagreeing, Seller and Purchaser shall in good faith attempt promptly to resolve any disagreement as to the computation of any item in the Working Capital Statement, and any items as to which there is no disagreement shall be deemed agreed.  If a resolution of such disagreement has not been effected within fifteen (15) days (or longer, as mutually agreed by the Parties) after delivery of such letter, then Seller and Purchaser must submit any disagreement regarding the Working Capital Statement (a “Disputed Item”) to KPMG (the “Accountant”) for determination.  The determination of the Accountant with respect to any Disputed Item shall be completed within thirty (30) days after the appointment of the Accountant and shall be determined in accordance with this Agreement, and shall be final and binding upon Seller and Purchaser.  With respect to each Disputed Item, the Accountant shall adopt a position that is either equal to Purchaser’s proposed position, equal to Seller’s proposed position, or between the positions proposed by Seller and Purchaser.  Working Capital as finally determined in accordance herewith shall be referred to as “Closing Date Working Capital”.  The fees, costs and expenses of the Accountant shall be shared equally by Purchaser and Seller.

(d)           If the Closing Date Working Capital is less than the Estimated Working Capital, then Seller shall be obligated to pay, or cause to be paid, to Purchaser, or its designee, the amount of any such deficiency within two (2) Business Days after the determination of the Closing Date Working Capital.  If the Closing Date Working Capital exceeds the Estimated Working Capital, then Purchaser shall be obligated to pay, or cause to be paid, to Seller, or its designee, the amount of any such excess within two (2) Business Days after the determination of the Closing Date Working Capital.  Any such payments shall be made by wire transfer of immediately available funds to the account designated in writing by Purchaser or Seller, as the case may be.  Any payment made pursuant to this Section 2.9(d) shall be made with interest (such interest to be calculated on the basis of a year of three-hundred sixty (360) days and the actual number of days elapsed) on such amount from the Closing Date to the date of such payment at a rate equal to eight percent (8%) per annum.

(e)           If the Average Resin Price is less than $0.82 per lb., then the Purchaser shall pay to Seller, as soon as reasonably practicable after the completion of the audited financial statements of the Purchaser for its 2006 fiscal year (and in no event later than January 10, 2007), an amount in cash equal to the Resin Cash Payment.  Any payment made pursuant to this Section 2.9(e) shall be made with interest (such interest to be calculated on the basis of a year of three-hundred sixty (360) days and the actual number of days elapsed) on such amount from October 1, 2006 to the date of such payment at a rate equal to eight percent (8%) per annum.

(f)            On or prior to the two hundred and tenth (210th) day following the Closing Date, Purchaser shall deliver to Seller a notice stating (i) whether any of the Business Employees with whom Purchaser had entered into agreements pursuant to Section 5.22 hereof were no longer employed by Purchaser or its Affiliates on the six-month anniversary of the Closing and (ii) the amount, if any, payable by Purchaser to Seller pursuant to this Section 2.9(f) (including detail setting forth the calculation thereof in reasonable detail).  If any such Business Employee is no longer employed by Purchaser or its Affiliates on such six-month anniversary and if, as a result thereof, such Business Employee would have forfeited the right to his or her Retention Payments under his or her Retention Agreement had such Business Employee not previously forfeited such right pursuant to his or her agreement with Purchaser pursuant to Section 5.22 hereof, then Purchaser shall pay to Seller an amount in cash equal to the Benefits Savings Amount Adjustment Amount on or prior to the two hundred and fortieth (240th) day following the Closing (or the fifth (5th) Business Day following the final determination of the Accountant, if applicable).  If Seller disputes the calculation of the Benefits Savings Amount Adjustment Amount and Purchaser and Seller are unable to resolve such dispute on or prior to the two hundred and fortieth (240th) day following the Closing, the parties shall submit such dispute to the Accountant for determination.  The determination of the Accountant with respect to such dispute shall be completed within thirty (30) days after the appointment of the Accountant and shall be determined in accordance with this Agreement, and shall be final and binding upon Seller and Purchaser.  The fees, costs and expenses of the Accountant shall be shared equally by Purchaser and Seller.

Section 2.10           Purchase Price Allocation.  (a) Seller, on behalf of itself and the Seller Entities, and Purchaser (i) have agreed to the allocation of the Gross Purchase Price as set forth on Schedule 2.10(a)(i) (the “Section 2.10(a)(i) Allocation”), (ii) have agreed to the allocation of Assumed Liabilities as set forth on Schedule 2.10(a)(ii) (the “Section 2.10(a)(ii) Allocation”), and (iii) shall agree prior to the Closing (or, failing that, within thirty (30) days after Closing) as set forth below on a further allocation among the Purchased Assets sold by each Asset Selling Entity (that incorporates, reflects and is consistent with the Section 2.10(a)(i) Allocation and the Section 2.10(a)(ii) Allocation) to be set forth on Schedule 2.10(a)(iii) (the “Section 2.10(a)(iii) Allocation”).  Each of Seller and the Seller Entities on the one hand and Purchaser on the other shall (a) be bound by the Section 2.10(a)(i) Allocation, the Section 2.10(a)(ii) Allocation and the Section 2.10(a)(iii) Allocation for purposes of determining any Taxes; (b) prepare and file, and cause its Affiliates to prepare and file, its Tax Returns on a basis consistent with the Section 2.10(a)(i) Allocation, the Section 2.10(a)(ii) Allocation and the Section 2.10(a)(iii) Allocation, and (c) take no position, and cause its Affiliates to take no position, inconsistent with the Section 2.10(a)(i) Allocation, the Section 2.10(a)(ii) Allocation and the Section 2.10(a)(iii) Allocation on any applicable Tax Return or in any proceeding before any Taxing Authority, except to the extent required pursuant to a “determination” (as defined in Section 1313(a) of the Code).  In the event that the Section 2.10(a)(i) Allocation, the Section 2.10(a)(ii) Allocation or the Section 2.10(a)(iii) Allocation is disputed by any Taxing Authority, the party receiving notice of the dispute shall promptly notify the other party hereto, and Seller and Purchaser agree to use their commercially reasonable efforts to defend such allocation in any audit or similar proceeding.  Seller and Purchaser agree that Purchaser shall prepare the Section 2.10(a)(iii) Allocation.  Purchaser shall provide Seller with a copy of Purchaser’s proposed Section 2.10(a)(iii) Allocation at least fifteen (15) Business Days prior to the Closing.  Seller shall notify Purchaser of any disagreement within five (5) days of Seller’s receipt of the proposed Section 2.10(a)(iii) Allocation.  The Parties shall endeavor to resolve any such disagreement in good faith.  To the extent that the Working Capital Statement differs from the Estimated Working Capital, such difference shall be allocated to the particular Equity Interests and Purchased Assets that gave rise to such difference.

(b)           If Seller and Purchaser fail to agree on the Section 2.10(a)(iii) Allocation, such matter shall be resolved pursuant to the procedures provided in Section 6.12.

Section 2.11           Closing.  (a)  The Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 W. 52nd Street, New York, New York 10019, at 10:00 A.M., New York time on the third (3rd) Business Day following the satisfaction or waiver of the conditions precedent specified in Articles VII and VIII (other than the conditions to be satisfied on the Closing Date, but subject to the waiver or satisfaction of such conditions) or at such other times and places as the Parties may mutually agree; provided, however, that without the agreement of Seller and Purchaser, the Closing shall not occur later than the date specified in Section 10.1(b).  The date on which the Closing occurs is called the “Closing Date.”  The Closing shall be deemed to occur and be effective as of 11:59 P.M. New York time on the Closing Date (the “Effective Time”).

(b)           At the Closing, Purchaser shall deliver or cause to be delivered to Seller or its designee (i) the Closing Payment by wire transfer of immediately available funds to an account or accounts specified by Seller, and (ii) the items identified on Schedule 2.11(b).

(c)           At the Closing, Seller shall deliver or cause to be delivered to Purchaser or its designee the items identified on Schedule 2.11(c).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as follows:

Section 3.1             Organization and Qualification.  Seller is a corporation duly organized and validly existing under the Laws of Luxembourg.  Each Equity Selling Entity and Asset Selling Entity is a company or a limited partnership duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization.

Section 3.2             Corporate Authority; Binding Effect.  (a)  Seller has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  Each Affiliate of Seller which is a party to a Transition Agreement has all requisite corporate or partnership authority to execute and deliver such Transition Agreement and to perform its obligations thereunder.  The execution and delivery by Seller of this Agreement and each other document, agreement or instrument to be executed and delivered by Seller pursuant to this Agreement, and the performance by Seller of its obligations hereunder and thereunder, have been, or will have been at the Closing, duly authorized by all requisite corporate action on the part of Seller.

(b)           This Agreement, when executed and delivered by Seller, and each Transition Agreement, when executed and delivered by each Affiliate of Seller party thereto, assuming due execution and delivery hereof and thereof by each of the other parties hereto and thereto, constitute valid and binding obligations of Seller and such Affiliate, respectively, enforceable against Seller and such Affiliate in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

Section 3.3             Conveyed Companies; Capital Structure.  (a)  Each of the Conveyed Companies is duly organized, validly existing and, where applicable, in good standing under the Laws of its jurisdiction of organization, except in jurisdictions where the failure to be in good standing would not reasonably be expected to have a Material Adverse Effect, with the corporate, limited liability company or limited partnership power and authority to own and operate its properties and assets and to carry on its business as currently conducted.  Each of the Conveyed Companies is duly qualified to do business in each jurisdiction where the nature of its business or properties makes such qualification necessary, except in jurisdictions where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

(b)           Schedule 3.3(b) sets forth the authorized capitalization of the Conveyed Companies and the number of shares of each class of capital stock or other equity interests in each such Conveyed Company, which are (to the extent applicable) validly issued and outstanding, fully paid and non-assessable (and the respective owners of such shares).  Except as set forth on Schedule 3.3(b), there are no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities or other written commitments pursuant to which any of the Conveyed Companies is or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock or other securities or other equity interests of the Conveyed Companies, and no equity securities or other equity interests of any of the Conveyed Companies are reserved for issuance for any purpose.  The Equity Selling Entities own of record the outstanding Equity Interests as indicated on Schedule 3.3(b), free and clear of all Liens except for Permitted Liens.

(c)           Seller has made available to Purchaser a complete and correct copy of the certificates of incorporation and the bylaws (or similar organizational documents) of the Conveyed Companies, in each case as currently in effect.  All such certificates of incorporation and bylaws (and similar organizational documents) are in full force and effect and no other organizational documents are applicable to or binding upon the Conveyed Companies.  None of the Conveyed Companies is, or since January 1, 2003 has been, in violation of any of the provisions of its certificate of incorporation or bylaws (or similar organizational documents). Seller has made available to Purchaser complete and correct copies of the minutes of all meetings or written consents of the stockholders (or other equityholders), board of directors (or similar body) and any committee thereof of each Conveyed Company, in each case, since January 1, 2002.

Section 3.4             Non-Contravention.  The execution, delivery and performance of this Agreement and the Transition Agreements by Seller or its Affiliates, as the case may be, and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate any provision of the certificate of incorporation, bylaws or comparable organizational document of Seller or any of the Equity Selling Entities, the Asset Selling Entities or the Conveyed Entities; (ii) subject to obtaining the consents referred to in Schedule 3.4, conflict with, result in a breach of, constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of the Seller Entities or the Conveyed Companies under, or to a loss of any benefit of the Business or of the L Tape Product Line to which the Seller Entities or the Conveyed Companies are entitled under, any Material Contract, Real Property Lease or license of Transferred Intellectual Property and (iii) assuming the accuracy of Section 4.4, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which any Seller Entity or Conveyed Company is subject; except, with respect to clauses (ii) and (iii), for any violations, breaches, conflicts, defaults, terminations, cancellations or accelerations as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 3.5             Permits.  Except as set forth in Schedule 3.5, the execution and delivery by Seller of this Agreement and each other document, agreement or instrument to be executed and delivered by Seller pursuant to this Agreement do not require any Permits, except where the failure to obtain such Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.6             Financial Information; Books and Records.  (a)  Attached hereto as Schedule 3.6(a) are (i) the audited combined balance sheet of the Business and the L Tape Product Line as at September 30, 2004 and the related combined audited statements of income and cash flows for the fiscal years ended September 30, 2004 (the “2004 Financial Statements”) and (ii) the audited combined balance sheet of the Business and the L Tape Product Line as at September 30, 2005, together with the related audited combined statements of income and cash flows for the twelve (12) month period then ended (with the audited combined balance sheet of the Business and the L Tape Product Line as at September 30, 2005 being hereinafter referred to as the “Balance Sheet”) (the financial statements in clauses (i) and (ii) are collectively referred to herein as the “Financial Statements”).  The Financial Statements, except as described therein or on Schedule 3.6(a), have been prepared in accordance with GAAP consistently followed throughout the periods indicated.  The Balance Sheet fairly presents, in all material respects, the financial position of the Business and the L Tape Product Line at September 30, 2005 and the related statements of income and cash flows fairly present, in all material respects, the results of the operations and cash flows of the Business and the L Tape Product Line for the fiscal year ended September 30, 2005.  The 2004 Financial Statements fairly present, in all material respects, the financial position, the results of the operations and cash flows of the Business and the L Tape Product Line as of and for the fiscal year ended September 30, 2004.

(b)           The books and records of each of the Business, the L Tape Product Line, the Asset Selling Entities and the Conveyed Companies for the fiscal years ended September 30, 2004 and 2005 and for the period from September 30, 2005 through the date hereof have been maintained in material compliance with applicable legal and accounting requirements.

Section 3.7             Absence of Certain Changes.  Since the Balance Sheet Date through the date hereof, except as set forth in Schedule 3.7, (x) the Business, the L Tape Product Line, the Asset Selling Entities and the Conveyed Entities have conducted business and operated their properties and assets related to the Business or the L Tape Product Line in the ordinary course of business generally consistent with existing practices in all material respects and (y) to the extent related to the Business or the L Tape Product Line:

(a)           (I) there have not been any actions that would be prohibited under Section 5.2(a)(IV)(i)-(xvii) hereof (other than clause (v)(A) thereof) if undertaken after the date hereof and (II) capital expenditures have been made substantially in accordance with the amounts budgeted for capital expenditures in the Business’ 2006 annual budget, as set forth in Schedule 5.2(a)(v); and

(b)           there has not been any circumstance, change or effect that, individually or in the aggregate, has had a Material Adverse Effect.

Section 3.8             No Litigation.  Except with respect to Environmental Laws (which are the subject of Section 3.10 only) or as set forth on Schedule 3.8, there is no (i) action, Governmental Order outstanding, suit, litigation, legal proceeding, or arbitration pending or, to the Knowledge of Seller, threatened, or (ii) to the Knowledge of Seller, investigation or inquiry pending, against any Conveyed Company, Seller Entity or any Affiliate of any Conveyed Company or Seller Entity to the extent relating to the Business or the L Tape Product Line by or before any Governmental Authority or arbitrator which, individually or in the aggregate, would have or reasonably be expected to have a Material Adverse Effect or be material in amount.

Section 3.9             Compliance with Laws.  Except with respect to Environmental Laws (which are the subject of Section 3.10 only), or except as to matters otherwise set forth in this Agreement or set forth in Schedule 3.9:

(a)           each Asset Selling Entity and each Conveyed Company is in compliance in all material respects with all Laws applicable to the ownership or operation of the Business and the L Tape Product Line, except to the extent that the failure to comply therewith would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect;

(b)           each Seller Entity and each Conveyed Company possesses all Permits necessary for the conduct of the Business and the L Tape Product Line as it is currently conducted, except where the failure to possess any such Permit would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect; and

(c)           neither Seller nor any of its Affiliates with respect to the Business or the L Tape Product Line nor any director, officer, agent, employee or other Representative of Seller or any of its Affiliates with respect to the Business or the L Tape Product Line (including any Conveyed Company) has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or (iii) made any bribe, payoff, influence payment, kickback or other unlawful payment; except, in each such case, for any such uses or payments which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

Section 3.10           Environmental Matters.  (a)  Except as set forth on Schedule 3.10 or as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect or result in a material Liability, to the Knowledge of Seller (i) the Business, the L Tape Product Line, the Conveyed Companies and the Purchased Assets are in compliance in all material respects with all applicable Environmental Laws; (ii) there are no claims, proceedings, investigations or actions by any Governmental Authority or other Person pending or, to the Knowledge of Seller, threatened in writing in connection with the operation of the Business, the L Tape Product Line, the Conveyed Companies or the Purchased Assets, under any applicable Environmental Law (“Environmental Claims”); (iii) the Business and the Conveyed Companies have obtained and hold all material Permits required under Environmental Law, and are in compliance with all terms and conditions of such Permits; (iv) to the Knowledge of Seller, there have been no Releases of, or exposure of any person to, any Hazardous Substances at, to, from, in, on or under any Real Property at levels presenting a significant risk to human health or the environment, and no Hazardous Substances are present in, on, at, under, or migrating to or from any Real Property that would reasonably be expected to form the basis of an Environmental Claim against Seller, the Business or the Conveyed Companies; and (v) there have been no environmental investigations, studies, tests, reviews or other analyses conducted by, on behalf of, or which are in the possession of the Seller in the last five (5) years preceding the date hereof, the Business or the Conveyed Companies (or any Representatives thereof) with respect to any Real Property that have not been delivered or made available to Purchaser prior to execution of this Agreement.  Prior to the date hereof, Seller has made available to Purchaser with true and complete copies of all reports and other documents referred to in Schedule 3.10.

(b)           Other than as set forth in Sections 3.6(a) and 3.10, Seller does not make any representation or warranty with respect to environmental matters.

Section 3.11           Material Contracts.  (a)  Schedule 3.11 sets forth as of the date hereof a list of the following Contracts that primarily relate to the Business or to the L Tape Product Line to which an Asset Selling Entity or a Conveyed Company is a party (collectively with any such Contract entered into after the date hereof, the “Material Contracts”), true and complete copies of which Seller has made available to Purchaser prior to date hereof:

(i)            each Equipment Lease which entails annual rental payments in excess of $1,000,000 per annum or $5,000,000 in the aggregate;

(ii)           each Contract (x) with any Business Employee requiring payments of salary and annual performance bonus in excess of $200,000 per annum, other than any Contract which by its terms is cancelable by the applicable Conveyed Company with notice of not more than thirty (30) days (or such longer period as required by any Laws) and without cancellation penalties or severance payments and (y) that is a sales commission plan;

(iii)          each mortgage, indenture, security agreement, pledge, note, loan agreement or guarantee (excluding items set forth in Schedule 3.13(a)) in respect of obligations in excess of $1,000,000;

(iv)          each Contract expected to result in payment to the applicable Asset Selling Entity or Conveyed Company in excess of $1,000,000 per annum or $10,000,000 in the aggregate;

(v)           each Contract with vendors of the Business or the L Tape Product Line expected to result in payment by the applicable Asset Selling Entity or Conveyed Company, respectively, in excess of $1,000,000 per annum or $10,000,000 in the aggregate;

(vi)          each Real Property Lease which entails annual rental payments in excess of $250,000 per annum;

(vii)         each Contract materially restricting the ability of the applicable Asset Selling Entity or Conveyed Company to engage in any business or compete with any Person or which would, taking into account the consummation of the transactions contemplated hereby, similarly restrict Purchasers or its Subsidiaries from and after the Closing;

(viii)        each material joint venture Contract and material joint product development Contract; and

(ix)           any material Contract pursuant to which Intellectual Property (other than software) is licensed to the Business or the L Tape Product Line (or the Asset Selling Entities or Conveyed Companies).

(b)           Each Material Contract is a valid, binding and enforceable obligation of the Asset Selling Entity, Conveyed Company or Seller or its Affiliates, as applicable, and, to Seller’s Knowledge, of the other party or parties thereto, in accordance with its terms, and in full force and effect, except where the failure to be valid, binding, enforceable and in full force and effect would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.  Seller has not received as of the date hereof any written notice from any other party to any such Material Contract that such third party intends to terminate or not renew any such Material Contract.  Except as set forth on Schedule 3.11, there exists no default or event of default by the applicable Asset Selling Entity or Conveyed Company or, to the Knowledge of Seller, any other party to any such Contract with respect to any material term or provision of any such Contract, in each case which would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

Section 3.12           Intellectual Property.  Except as set forth on Schedule 3.12, the applicable Asset Selling Entity solely owns or has the exclusive right to use, free and clear of all Liens other than Permitted Liens, all of the Transferred Intellectual Property, except where the failure to so own or have such right to use would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.  Except as set forth on Schedule 3.12, there is no claim or demand of any Person pertaining to, or any proceeding pending or, to the Knowledge of Seller, threatened which challenges the rights of the applicable Asset Selling Entity in respect of the Transferred Intellectual Property or the use thereof in the Business or the L Tape Product Line that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.  Except as set forth on Schedule 3.12, and except for such infringement, misappropriation, misuse or violation which would not reasonably be expected to have a Material Adverse Effect, (i) the conduct of the Business or the L Tape Product Line does not infringe, misappropriate, misuse or violate any Intellectual Property of any Person and (ii) to the Knowledge of Seller, no Person is infringing the Transferred Intellectual Property.

Section 3.13           Real Property.  (a)  Schedule 3.13(a) sets forth a complete and accurate list as of the date hereof of all of the real property owned by any of the Asset Selling Entities and the Conveyed Companies used primarily in connection with the Business (collectively, the “Owned Real Property”).  Except as set forth on Schedule 3.13(a), the relevant Asset Selling Entity or Conveyed Company, as listed on Schedule 3.13(a), owns good and marketable fee simple or equivalent title to each parcel of Owned Real Property free and clear of any Liens, other than Permitted Liens.

(b)           Schedule 2.2(a) and Schedule 3.13(b) together set forth a list as of the date hereof of all of the Real Property Leases and all leasehold interests in real property of the Conveyed Companies and the Asset Selling Entities used primarily in connection with the Business (such real property, collectively with the Owned Real Property, the “Real Property”).  Except as set forth on Schedule 3.13(b), the relevant Asset Selling Entity or Conveyed Company, as listed on Schedule 3.13(b), holds a valid leasehold interest in each Leased Real Property, free and clear of any Liens, other than Permitted Liens.

(c)           True and correct copies of each of the Real Property Leases have previously been delivered by Seller to Purchaser.  The Real Property set forth on Schedule 2.2(a), Schedule 3.13(a) and Schedule 3.13(b) constitute all of the real property owned, used or held for use primarily in the Business, other than any assets disposed of since the Balance Sheet Date through the date hereof without being in breach of Section 3.7 and any assets disposed of after the date hereof as permitted by the terms of this Agreement.  Except as disclosed in Schedule 3.13(c), all buildings, structures, improvements and fixtures located within the Real Property (other than non-operating former manufacturing or distribution facilities), (1) are in good operating condition and repair and are structurally sound and free of any material defects; and (2) are suitable, sufficient and appropriate in all material respects for their current uses; except in either such case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)           Except as set forth on Schedule 3.13(d), there is no pending or, to the Knowledge of Seller, threatened material action or proceeding by any Governmental Authority for assessment or collection of taxes, impact fees or special assessments affecting any part of any Real Property, and no condemnation or eminent domain proceeding against any part of any Real Property is pending or, to the Knowledge of Seller, threatened.

Section 3.14           Employee Benefits Plans. (a)  Each Assumed Plan and each Seller Benefit Plan is listed on Schedule 3.14(a).

(b)           Except as set forth on Schedule 3.14(b) or as would not reasonably be expected to have a Material Adverse Effect:  (i) each Assumed Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS (or has submitted, or is within the remedial amendment period for submitting, an application for a determination letter with the IRS and is awaiting receipt of a response) and, to the Knowledge of Seller, no event has occurred and no condition exists as of the date hereof which would reasonably be expected to result in the revocation of any such determination; and (ii) no claim, action or litigation has been made or commenced, or to the Knowledge of Seller threatened, with respect to any Assumed Plan (other than routine claims for benefits payable in the ordinary course, and appeals of such denied claims).

(c)           Except as would not reasonably be expected to have a Material Adverse Effect, each Assumed Plan is in material compliance with all requirements of Law applicable thereto and the respective requirements of the governing documents for such Assumed Plan.

(d)           Except as would not reasonably be expected to result in a material liability, each Asset Selling Entity has paid and discharged all of its Liabilities arising under ERISA, the Code or other analogous Laws of foreign jurisdictions of a character which, if unpaid or unperformed, would result in the imposition of a Lien against the properties or assets of the Business.

(e)           Schedule 3.14(e) contains a list of each Foreign Plan.  Except as set forth on Schedule 3.14(e) or as would not reasonably be expected to have a Material Adverse Effect, each Foreign Plan complies in all material respects with applicable Laws.

(f)            Except as set forth on Schedule 3.14(f), with respect to each Business Plan, Seller has heretofore made available to Purchaser true and complete copies of each of the following documents:  (i) a copy of the plan (or to the extent no such copy exists, an accurate written description thereof); and (ii) a copy of the most recent summary plan description and summary of material modifications with respect thereto, to the extent these documents exist for such plans; (iii) solely with respect to each Assumed Plan and Foreign Plan, a copy of each trust or other funding arrangement; and (iv) solely with respect to each Assumed Plan and Foreign Plan, the most recently prepared actuarial report and financial statements.  Except as specifically provided in the foregoing documents made available to Purchaser, there are no amendments to any Business Plan, nor has any party with the authority to do so undertaken to make any such amendments or to adopt or approve any new Business Plan.

(g)           Except as would not reasonably be expected to have a Material Adverse Effect, with respect to each Assumed Plan and Foreign Plan:

(i)            all employer and employee payments, contributions or accruals (including premiums) required by Law or by the terms of such plan have been made when due pursuant to applicable Laws, or if applicable, accrued, in accordance with GAAP;

(ii)           each such plan required to be registered has been registered (including, where applicable, pursuant to the UK Pension Schemes Act of 1993) and has been maintained in good standing with applicable requirements of Law and regulatory authorities (including the UK Pension Schemes Act of 1993);

(iii)          there are no unfunded liabilities with respect to any such plans (including for termination indemnities) that are not reflected in the Balance Sheet);

(iv)          if intended to qualify for special tax treatment, each such plan complies in all material respects with all requirements for such treatment, and no circumstances exist that might give reason to any applicable Governmental Authority to revoke such treatment; and

(v)           (A) there does not exist any accumulated funding deficiency within the meaning of Code Section 412 or Section 302 of ERISA, whether or not waived; (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and, except as set forth on Schedule 3.14(g)(v), the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (C) all premiums to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full; (D) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by any of the Conveyed Companies or the Business; (E) the actuarial present value of the accumulated plan benefits under any Assumed Plan subject to Title IV of ERISA (a “Title IV Plan”) (whether or not vested) as of the close of its most recent plan year did not exceed the fair market value of the assets allocable thereto, and there are no facts or circumstances that would materially change the funded status of any such Title IV Plan since the close of such plan year; and (F) the PBGC has not instituted proceedings to terminate any such Title IV Plan and, to Seller’s

Knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Title IV Plan.

(h)           Except as would not reasonably be expected to have a Material Adverse Effect, none of the Conveyed Companies nor any entity which would be treated as a single employer under Section 414(b) or (c) of the Code with any of the Conveyed Companies (“ERISA Affiliates”) has incurred any material withdrawal liability under Title IV of ERISA (“Withdrawal Liability”) that has not been satisfied in full.  Except as would not reasonably be expected to have a Material Adverse Effect, with respect to each Business Plan that is a “Multiemployer Plan” (as defined in ERISA):  (i) if any of the Conveyed Companies or any of their respective ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan, no material Withdrawal Liability would be incurred; and (ii) none of the Conveyed Companies, nor any of their respective ERISA Affiliates, has received any notification, nor does any of them have knowledge, that any such plan is in reorganization, has been terminated, is insolvent, or may reasonably be expected to be in reorganization, to be insolvent, or to be terminated.

(i)            Except as disclosed in Schedule 3.14(i), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase in any material respect the amount or value of, any payment or benefit to any Business Employee that is payable by Purchaser pursuant to the terms of any Assumed Plan or Foreign Plan or pursuant to terms of any contractual obligation expressly assumed by Purchaser under this Agreement, or result in any material limitation on the right of the Purchaser to amend, merge, terminate or receive a reversion of assets from any Assumed Plan or Foreign Plan or their related trusts.  Except as disclosed in Schedule 3.14(i), no amount paid or payable (whether in cash, in property, or in the form of benefits) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with a Business Employee’s termination of employment after the Closing Date, except to the extent that such termination occurs in connection with a change in the ownership or effective control, or a change in ownership of a substantial portion of the assets, as described in Section 280G(b)(2)(A)(i) of the Code and the Regulations promulgated thereunder, of Purchaser and/or Purchaser’s Affiliates) will be an “excess parachute payment” within the meaning of section 280G of the Code.

(j)            Except as indicated on Schedule 1.1(b), no employee of Seller or any Affiliate of Seller other than a Conveyed Company who is not a Business Employee actively participates in any Assumed Plan.

(k)           As of October 31, 2005, there were no more than thirty-five (35) Business Employees who were on long-term leave.

Section 3.15           Taxes.  (a)  Seller has timely paid or caused to be paid, or will timely pay or cause to be paid, all material Taxes imposed on or with respect to the Purchased Assets that have, or will have, become due and payable as of the Closing Date that, if not so paid, could result in a Lien on the Purchased Assets, except Taxes being contested in good faith.

(b)           Seller has timely filed or caused to be filed, or will timely file or cause to be filed, all material Tax Returns for Taxes required to be filed on or before the Closing Date (including extensions) with respect to the Conveyed Companies, all such Tax Returns are accurate and complete in all material respects, and all material Taxes with respect to the Conveyed Companies, whether or not shown to be due on such Tax Returns, have been paid when due except for (i) Taxes not yet due and payable and (ii) Taxes otherwise being contested in good faith.

(c)           None of the Equity Interests or Purchased Assets to be sold by any foreign person pursuant to this Agreement is a “United States real property interest” as defined in Section 897(c) of the Code.

(d)           (i) None of the Conveyed Companies owns any stock, partnership interests or equity interests in any other entity for Tax purposes, except for Tyco Acquisition Alpha LLC’s (the “LLC”) interest in Rafypac S.A. de C.V.; (ii) none of the Purchased Assets consists of any stock, partnership or other equity interest in any entity for Tax purposes; (iii) each of the Conveyed Companies (except for the LLC) is properly characterized as a corporation for U.S. federal Tax purposes, and neither Seller nor any of its Affiliates has taken a position inconsistent with such treatment for U.S. federal Tax purposes; (iv) the LLC is a “disregarded entity” within the meaning of Treasury Regulation Section 301.7701-3; (v) none of the Conveyed Companies is a U.S. person within the meaning of Section 7701(a)(30) of the Code; and (vi) to the Knowledge of Seller, no entity classification election pursuant to Treasury Regulation Section 301.7701-3(c) has been made with respect to any of the Conveyed Companies.

(e)           There are no material Tax Proceedings presently pending with regard to any Tax Returns or Taxes of any of the Conveyed Companies and no written notice has been received from any Taxing Authority of the expected commencement of such a proceeding.

(f)            None of the Conveyed Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period (other than items of income from ordinary course operations, which, under past practice, accounting methods and elections of the Conveyed Companies, have been accounted for on a deferred basis if Purchaser will be entitled to enjoy the benefit of the same deferral rules on similar amounts of post-Closing items of income from ordinary course operations) as a result of any (A) change in method of accounting for a Pre-Closing Tax Period, (B) installment sale or open transaction or intercompany transaction made on or prior to the Closing Date, or (C) prepaid amount received on or prior to the Closing Date.

(g)           None of the Conveyed Companies is or has been during the ownership of the Seller or an Affiliate of the Seller a member of a consolidated, combined, unitary or affiliated group or fiscal unity (or similar arrangement) for the purposes of any Tax.  None of the Conveyed Companies has any Liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.  There are no tax sharing agreements among any of the Conveyed Companies.

(h)           To the Knowledge of Seller, none of the Conveyed Companies is engaged in a trade or business or maintains a permanent establishment (within the meaning of any applicable income tax treaty) in the United States or in any jurisdiction other than the jurisdiction in which it is incorporated.  None of the Conveyed Companies has, or will have had on any day during the taxable year of the Conveyed Company that includes the Closing Date, any “United States shareholder” (as defined in Section 951(b) of the Code).

Section 3.16           Interests in Clients, Suppliers, Etc.; Affiliate Transactions.  Except as related to purchases and sales of goods and services in the ordinary course of the Business and of the L Tape Product Line, and except as set forth on Schedule 3.16, (i) there are no Liabilities between a Seller Entity or any of its Affiliates (other than the Conveyed Companies), on the one hand, and a Conveyed Company, the Business or the L Tape Product Line, on the other hand, and (ii) no Seller Entity or Affiliate thereof or, to the Knowledge of Seller, any executive officer or director of a Seller Entity or Affiliate thereof, possesses, directly or indirectly, any financial interest in, or is a director or executive officer of, any Person which is a client, supplier, customer, lessor or lessee of a Conveyed Company, the Business or the L Tape Product Line.  For purposes of this Section 3.16, a “financial interest” shall mean five percent (5%) or more of any class of securities of a Person. Schedule 3.16(a) sets forth the aggregate dollar volume of all products, goods and services sold by each of the Tyco Adhesives Business, Tyco Coated Products Business and Tyco Plastics Business to Seller or any Affiliates thereof during the fiscal year ended September 30, 2005.  The L Tape Product Line made no material sales of any products, goods or services to Seller or any Affiliates thereof for the fiscal year ended September 30, 2005.

Section 3.17           Brokers.  Except for Morgan Stanley & Co. Incorporated, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any Seller Entity or Conveyed Company.  Seller is solely responsible for such fees and expenses of Morgan Stanley & Co. Incorporated.

Section 3.18           Employee Relations and Agreements.  (a)  Schedule 3.18(a) contains a true and complete listing, as of October 31, 2005, of each Business Employee whose annual base salary exceeds the equivalent of $100,000 (“Key Employees”), his or her current rate of annual base salary or current wages, 2006 bonus target, job title, employment status, work location and credited service date, fiscal year 2005 bonus (if available), fiscal year 2004 bonus and date of hire, provided each Business Employee has consented to such disclosure of his or her personal information where such consent is required by Law.  Absent such consent, the information contained in Schedule 3.18(a) shall be edited to ensure compliance with local Law.

(b)           Seller has taken prior to the date hereof all actions required by Law to be taken prior to the date hereof with respect to trade unions, work councils, employee representatives and employees in connection with the transactions contemplated by this Agreement, except for any failure which would not result in a material liability to Purchaser.

(c)           Except as set forth on Schedule 3.18(c), there is no labor strike, dispute, lock-out or stoppage pending or, to the Knowledge of Seller, threatened, against or affecting the Business, and the Business has not experienced any such strike, dispute, lock-out or stoppage within the past two (2) years.  To the Knowledge of Seller, neither the Business nor the Conveyed Companies have materially breached or otherwise failed to comply with the provisions of any collective bargaining agreement or contract with a union or employee representative and there are no written grievances outstanding against the Business or the Conveyed Companies under any such agreement or contract, except where such breach, failure or grievances would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as set forth on Schedule 3.18(c) or Schedule 3.9, with respect to the Transferred Employees, the Asset Selling Entities and the Conveyed Companies have in the past been and are in compliance in all material respects with applicable requirements of Law respecting employment, employment practices, employee classification, labor relations, safety and health, nondiscrimination, wages, hours and terms and conditions of employment, except where such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as set forth on Schedule 3.18(c) or Schedule 3.9, the Conveyed Companies and Asset Selling Entities have complied in all material respects with their payment obligations to all Transferred Employees in respect of all wages, salaries, commissions, bonuses, profit sharing, benefits, vacation pay and other compensation due and payable to such employees under any policy, practice, agreement, plan, program or applicable requirements of Law, except where such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)           Except as set forth in Section 3.18(d), none of the Conveyed Companies is a party to any collective bargaining agreement, trade union agreement, or other Contract with any labor union or employee representative representing any Transferred Employees.

(e)           Except as set forth in Section 3.18(e), no union, employee association, works council or similar organization represents any Transferred Employees and, to the Knowledge of Seller, no such organization is attempting to organize such employees.

(f)            Except as set forth in Section 3.18(f), no Business Employee is as of the date hereof receiving any long term disability benefits.

Section 3.19           Exclusivity of Representations.  THE REPRESENTATIONS AND WARRANTIES MADE BY SELLER IN THIS ARTICLE III AND IN ANY CLOSING CERTIFICATE ARE THE EXCLUSIVE REPRESENTATIONS AND WARRANTIES MADE BY SELLER WITH RESPECT TO THE CONVEYED COMPANIES, THE ASSET SELLING ENTITIES, THE BUSINESS, THE L TAPE PRODUCT LINE, THE PURCHASED ASSETS AND THE ASSUMED LIABILITIES.  SELLER HEREBY DISCLAIMS ANY OTHER EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES WITH RESPECT TO THE CONVEYED COMPANIES, THE ASSET SELLING ENTITIES, ANY OF THEIR RESPECTIVE AFFILIATES, THE BUSINESS, THE L TAPE PRODUCT LINE, THE PURCHASED ASSETS AND THE ASSUMED LIABILITIES.

Section 3.20           Title to Assets.  The Asset Selling Entities (i) own or have other legal rights to all of the Purchased Assets and (ii) have good title to the Purchased Assets owned by them, in each case free and clear of all Liens, other than Permitted Liens; provided, that this representation does not concern Real Property which is solely the subject of the representations in Section 3.13 hereof.

Section 3.21           Entire Business; Sufficiency of Assets.  The sale of the Purchased Assets by the Asset Selling Entities, together with the sale of the Equity Interests by the Equity Selling Entities, to Purchaser pursuant to this Agreement will, when taken together with the services provided under the Transition Agreements, convey to Purchaser the entire Business and all of the assets and properties used or held for use (whether owned, leased or held under license) primarily in connection with the operation of the Business and L Tape Product Line as heretofore conducted, including all assets and properties reflected in the Balance Sheet, and assets and properties acquired since the Balance Sheet Date in the conduct of the Business and L Tape Product Line (except for Retained Assets, Excluded Assets and assets and properties disposed of since the Balance Sheet Date as permitted by the terms of this Agreement).

Section 3.22           Product Liability.  Except as set forth in Schedule 3.22, none of Seller or the Seller Entities or Conveyed Companies has received any written notice relating to, nor does Seller have any Knowledge of any facts or circumstances which are reasonably expected to give rise to, any claim involving any service provided or any product designed, manufactured, serviced, produced, modified, distributed or sold by or on behalf of the Seller Entities or Conveyed Companies resulting from an alleged defect in design, manufacture, materials or workmanship, performance, or any alleged failure to warn, or from any alleged breach of implied warranties or representations, other than notices or claims that have been settled or resolved by the Seller Entities or Conveyed Companies prior to the date of this Agreement or those that would not, individually or in the aggregate, have and would not reasonably be expected to have, a Material Adverse Effect or be material in amount.

Section 3.23           Insurance.  Schedule 3.23 lists all material insurance policies in effect as of the date hereof (including all historic occurrence based policies written in the last five years) which cover the Business, the L Tape Product Line, the Conveyed Companies or the Purchased Assets, together with a statement of policy number and coverage limits.  All such insurance policies are in full force and effect, are valid and enforceable, and all premiums due thereunder have been paid.  In the last two (2) years, no Seller Entity (with respect to the Business) or Conveyed Company has received written notice of cancellation or termination other than in connection with normal renewals, of any such insurance policies, and, except as set forth on Schedule 3.23, no claim is pending as of the date of this Agreement under any insurance policy involving an amount in excess of $750,000.

Section 3.24           No Undisclosed Liabilities.  None of the Business, L Tape Product Line, Conveyed Companies or Purchased Assets have any Liabilities (whether absolute, accrued, contingent or otherwise), except (a) Liabilities disclosed and/or reserved against in the Financial Statements for the fiscal year ended September 30, 2005, (b) items disclosed in Schedules 3.8, 3.9, 3.22, and 3.24 to this Agreement, (c) Liabilities incurred in the ordinary course of business generally consistent with existing practices since the Balance Sheet Date or incurred in the ordinary course of business generally consistent with existing practices prior to the Balance Sheet Date and not required to be disclosed or reserved against in the Financial Statements, (d) performance obligations under any Contract listed on any of Seller’s Schedules to this Agreement or under any other Contract which is not required to be disclosed or listed on any of Seller’s Schedules to this Agreement pursuant to the terms of Article III, (e) the Retained Liabilities or (f) Liabilities that, individually or in the aggregate, would not reasonably be expected to be material.

Section 3.25           Third-Party Approvals.  Except as provided for in Sections 3.4 and 3.5 and in Schedule 3.4 and Schedule 3.5 and except for such approvals the failure of which to obtain would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, the execution, delivery and performance by Seller of this Agreement, the Transition Agreements and each other document, agreement or instrument to be executed and delivered by Seller pursuant to this Agreement, and the transactions contemplated hereby and thereby, do not require any consents, waivers, authorizations or approvals of, or filings by Seller with, any third Persons which have not been obtained or effected by Purchaser.

Section 3.26           No Indebtedness.  Immediately prior to and as of the Closing, none of the Conveyed Companies shall have any outstanding Indebtedness or capital lease obligations or be responsible for or a guarantor of any Indebtedness or capital lease obligations of any other Person.  On or prior to the Closing Date, the Seller Entities shall have exercised their option to purchase from the Obligee (as defined below) certain equipment leased pursuant to, and shall have purchased such leased equipment (and such equipment shall be transferred to Purchaser in accordance with Section 2.2) and terminated, (i) the Amended and Restated Equipment Financing and Use Agreement, dated as of July 26, 2001, as amended, between Pitts Bay Statutory Trust-2001, as Obligee (“Obligee”), and certain Affiliates of the Sellers named therein and (ii) the Amended and Restated Participation Agreement dated as of July 26, 2001, among the Obligee, certain Affiliates of the Sellers named therein, Wells Fargo Bank Northwest, National Association, as Trustee, the Note Holders and Certificate Holders named therein, Citibank, N.A., as Administrative Agent and Collateral Agent, and Salomon Smith Barney, Inc., as Sole Arranger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser on its behalf and on behalf of its permitted assignees hereby represents and warrants to Seller as follows:

Section 4.1             Organization and Qualification.  Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Delaware.

Section 4.2             Corporate Authority.  (a)  Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and, when executed and delivered by Purchaser pursuant to this Agreement, the Transition Agreements, and to perform its obligations hereunder and thereunder.  The execution and delivery by Purchaser of this Agreement and each other document, agreement or instrument to be executed and delivered by the Purchaser pursuant to this Agreement, and the performance by Purchaser of its obligations hereunder and thereunder, have been, or will have been at the Closing, duly authorized by all requisite corporate action on the part of Purchaser.

(b)           This Agreement, and the Transition Agreements when executed and delivered by Purchaser pursuant to this Agreement, assuming due execution and delivery hereof and thereof by each of the other parties hereto and thereto, constitute valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

Section 4.3             Non-Contravention.  The execution, delivery and performance by Purchaser of this Agreement and the Transition Agreements, and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate any provision of the certificate of incorporation, bylaws or other organizational documents of Purchaser; (ii) conflict with, or result in a breach of, constitute a default under, result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of the Purchaser under, or to a loss of any benefit of the Purchaser to which the Purchaser is entitled under, any Contract to which Purchaser is a party or by which any of its assets are bound, lease of real estate or license of Intellectual Property to which Purchaser and any of its Subsidiaries is a party or is subject and (iii) assuming the accuracy of Section 3.5, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which Purchaser is subject; except, with respect to clauses (ii) and (iii), for any violations, breaches, conflicts, defaults, restrictions, terminations, cancellations or accelerations that, individually or in the aggregate, would not result, and would not be reasonably likely to result, in a prohibition against, or a material delay in completing, all or any part of the transactions contemplated by this Agreement.

Section 4.4             Permits.  Except as set forth on Schedule 4.4 and except for any Permits which, individually or in the aggregate, would not result, and would not be reasonably likely to result, in a prohibition against, or a material delay in completing, all or any part of the transactions contemplated by this Agreement, the execution and delivery by Purchaser of this Agreement, the Transition Agreements and each other document, agreement or instrument to be executed and delivered by Purchaser pursuant to this Agreement do not require any Permits.

Section 4.5             Third-Party Approvals.  Except as provided for in Section 4.4, the execution, delivery and performance by Purchaser of this Agreement, the Transition Agreements and each other document, agreement or instrument to be executed and delivered by Purchaser pursuant to this Agreement, and the transactions contemplated hereby and thereby, do not require any consents, waivers, authorizations or approvals of, or filings by Purchaser with, any third Persons which have not been obtained or effected by Purchaser.

Section 4.6             Financing.  Purchaser has delivered to Seller true and complete copies of (a) a commitment letter, dated December 20, 2005 (the “Equity Financing Letter”), pursuant to which Apollo Management V, L.P. has committed, subject to the terms and conditions set forth therein, to contribute (or cause to be contributed) capital to Purchaser (the “Equity Financing”), and (b) a commitment letter dated December 20, 2005 (the “Debt Financing Agreement” and, together with the Equity Financing Letter, the “Financing Agreements”), pursuant to which Bank of America, N.A., Credit Suisse, Merrill Lynch Capital Corporation and Morgan Stanley Senior Funding, Inc. have committed, severally and not jointly, subject to the terms and conditions set forth therein, to make available to the Purchaser (i) up to $495,000,000 in senior subordinated interim loans, and (ii) a credit facility providing for a $330,000,000 term loan facility and a $175,000,000 revolving credit facility (the “Debt

Financing”).  As used in this Agreement, the financing to be provided under clause (a) above shall be referred to as the “Equity Financing”, the financing to be provided under clause (b) above shall be referred to as the “Debt Financing”, and the Equity Financing and Debt Financing shall collectively be referred to as the “Financing.”  The aggregate proceeds contemplated by the Financing Agreements are in an amount sufficient to consummate the transactions contemplated hereby, including to pay the Aggregate Purchase Price and to pay related fees and expenses (such amounts, the “Required Amounts”).  As of the date hereof, none of the Financing Agreements has been withdrawn and Purchaser does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in the Financing Agreements not being satisfied.

Section 4.7             Securities Act.  Purchaser is acquiring the Equity Interests solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof.  Purchaser acknowledges that the Equity Interests are not registered under the Securities Act, any applicable state securities Laws or any applicable foreign securities Laws, and that such Equity Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or applicable foreign securities Laws or pursuant to an applicable exemption therefrom and pursuant to applicable state securities Laws.  Purchaser (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Equity Interests and is capable of bearing the economic risks of such investment.

Section 4.8             Investigation; Condition of the Business.  Purchaser has conducted a review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Business, the L Tape Product Line, the Conveyed Companies and the Purchased Assets, and acknowledges that, to its knowledge, Purchaser and its Affiliates have been provided access to the personnel, properties, premises and records of the Business, the L Tape Product Line, the Conveyed Companies and the Purchased Assets and relevant personnel and records of Seller for such purpose.

Section 4.9             No Litigation.  There is no action, claim, Governmental Order outstanding, suit, litigation, legal proceeding or arbitration pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Affiliates by or before any Governmental Authority or arbitrator which, individually or in the aggregate, would result, or would be reasonably likely to result, in a prohibition against, or a material delay in completing, all or any part of the transactions contemplated by this Agreement.

Section 4.10           Brokers.  Except for Bank of America Securities and except as set forth in Schedule 4.10, no broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee, commission or expenses in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.  Purchaser is solely responsible for such fees and expenses of Bank of America Securities.

Section 4.11           Solvency.  Purchaser is not entering into the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors.  As of the date hereof, Purchaser believes, based upon its current understanding of the business, operations, assets, liabilities, results of operations, condition (financial and otherwise)

and prospects of the Business, the L Tape Product Line, the Conveyed Companies, the Purchased Assets and the Assumed Liabilities, and assuming that (a) the representations and warranties of Seller herein are true and correct as of the date hereof and will be true and correct as of the Closing Date, (b) the projections of the performance of the Business and the L Tape Product Line provided by Seller to Purchaser and its Affiliates are accurate and correct and reflect the actual future performance of the Business and the L Tape Product Line, and (c) assuming the Financing shall have been obtained on terms substantially comparable to those reflected in the Financing Agreements that, immediately after giving effect to the transactions contemplated hereby, Purchaser and its Subsidiaries will be Solvent.

Section 4.12           Affiliates.  Neither Purchaser nor any Affiliate of Purchaser controls any companies that compete with the Business.  For purposes of this Section 4.12, the term “control” shall have the meaning provided in 16 CFR §801.1(b).

ARTICLE V

COVENANTS

Section 5.1             Information and Documents.  (a)  From and after the date hereof and prior to the Closing, subject to applicable Law and any applicable Governmental Order, upon reasonable advance notice to Seller, Seller shall permit Purchaser and its Representatives to have reasonable access, during regular normal business hours, to the Real Property, to the Business Employees, and to the assets, books and records of the Seller Entities and the Conveyed Companies relating primarily to the Business and the L Tape Product Line, and shall make available to Purchaser such financial and operating data and other available information with respect to the Business and the L Tape Product Line as Purchaser shall from time to time reasonably request; provided, however, that no such access shall unreasonably interfere with the Seller Entities’ or the Conveyed Companies’ operation of their respective businesses, including the Business and the L Tape Product Line; and provided, further, that Seller shall not be required to take any action which could constitute a waiver of attorney-client privilege.

(b)           All information received by Purchaser and given by or on behalf of the Seller Entities and the Conveyed Companies in connection with this Agreement and the transactions contemplated hereby will be held by Purchaser and its Affiliates and Representatives as “Evaluation Material”, as defined in, and pursuant to the terms of, the Confidentiality Agreement, provided, that Purchaser may, on a confidential basis, share such Evaluation Material with potential debt or other financing sources (any such recipients to be treated as “Representatives” as defined in the Confidentiality Agreement).  From and after the Closing, neither Seller nor its Affiliates (other than the Conveyed Companies) nor any of their respective Representatives shall, except as required by Law, (i) disclose to any Person any non-public information related to the Business, the L Tape Product Line, the Purchased Assets, the Assumed Liabilities or the Conveyed Companies (including, without limitation, any information which would be considered “Evaluation Material” pursuant to the Confidentiality Agreement) or (ii) waive any provision of any confidentiality agreement to which it is a party to the extent it relates to the Business or the L Tape Product Line, including any such agreements entered into as part of the sale process leading to this Agreement.

(c)           If, at any time prior to the Closing, either Party becomes aware of any fact or circumstance relating to any Purchased Asset or any Conveyed Company that would make the representations and warranties of Seller contained in this Agreement untrue or misleading or that would otherwise be reasonably likely to result in the non-satisfaction of any of the conditions in Article VII or Article VIII, such Party agrees to promptly notify the other Party of such fact or circumstance.

(d)           It is expressly understood and agreed that, without the prior written consent of Seller, which consent may be granted or withheld in Seller’s sole and absolute discretion, nothing in this Agreement shall be construed to grant Purchaser the right to perform any Phase I, Phase II or other environmental testing on any of the properties of the Asset Selling Entities or the Conveyed Companies prior to the Closing.

Section 5.2             Conduct of Business and L Tape Product Line.  (a)  From and after the date hereof to the earlier of (A) the termination of this Agreement and (B) the Closing Date, except (i) as set forth on Schedule 5.2(a) or as otherwise required by this Agreement, or (ii) as Purchaser shall otherwise consent to in writing, Seller covenants and agrees that it shall cause the Conveyed Companies and the Asset Selling Entities, in each case with respect to the Business and the L Tape Product Line, (I) to operate the Business and the L Tape Product Line in the ordinary course generally consistent with existing practices, (II) to maintain the existing assets of the Business and the L Tape Product Line in the ordinary course generally consistent with existing practices, (III) to use commercially reasonable efforts, generally consistent with existing practices, to keep available the services of employees and preserve relationships with all key customers, suppliers, licensors, licensees, distributors and creditors of the Business and the L Tape Product Line and (IV) to:

(i)            not sell, lease, license, abandon or otherwise dispose of any material assets used of held for use in the Business or in the L Tape Product Line, except (A) inventory in the ordinary course of the Business or the L Tape Product Line, (B) to another Conveyed Company or Asset Selling Entity or (C) pursuant to the transactions contemplated hereby;

(ii)           except as otherwise set forth on Schedule 5.2(a)(ii), (A) not accelerate any vesting of compensation or benefits or pay any compensation or benefits not otherwise due to Business Employees or enter into, adopt or amend any Assumed Plan (including, without limitation, any employment agreement), other than as required by applicable Law or pursuant to the terms of any Contract as in effect on the date hereof or (B) not increase or enhance the compensation or benefits of the Business Employees, other than in the ordinary course of business generally consistent with past practice (e.g., for new hires or in connection with promotions), as required by applicable Law or pursuant to the terms of any Contract as in effect on the date hereof;

(iii)          not change, amend or restate the charter, certificate of formation or incorporation, limited partnership agreement, operating agreement or bylaws (or other comparable organizational or governing documents) of any Conveyed Company;

(iv)          with respect to any Conveyed Company, (A) not authorize for issuance, issue, sell or deliver or agree or commit to issue, sell or deliver (I) any capital stock of, or other equity or voting interest in, any Conveyed Company or (II) any securities convertible into, exchangeable for or evidencing the right to subscribe for or acquire any capital stock of, or other equity or voting interest in, any Conveyed Company or (B) not effect any reorganization or recapitalization;

(v)           (A) make capital expenditures substantially in accordance with the amounts budgeted for capital expenditures in the Business’ 2006 annual budget, as set forth in Schedule 5.2(a)(v), and (B) shall not otherwise make any capital expenditures (or commitments for any capital expenditures) outside the ordinary course of business generally consistent with existing practices;

(vi)          not merge with, enter into a consolidation with or acquire any interest in any Person or acquire substantially all of the assets or business of any Person;

(vii)         except in the ordinary course of business, not permit or allow any Purchased Asset or any asset of any Conveyed Company to be subjected to any Lien, other than Permitted Liens or Liens that will be released at or prior to the Closing;

(viii)        except in the ordinary course of business, not enter into, modify, extend or terminate any Material Contract or enter into a Contract that would be a Material Contract if in existence on the date hereof;

(ix)           other than in the ordinary course of business, not enter into any transaction, Contract or commitment that would constitute an Assumed Liability;

(x)            not write-off as uncollectible any material notes or material accounts receivable of the Business or the L Tape Product Line, except write-offs in the ordinary course of the Business or of the L Tape Product Line and any write-off of such notes and accounts receivable that are fully reserved for on the Balance Sheet;

(xi)           not settle any material claim or waive any material right (it being understood and agreed that any claim seeking injunctive, equitable or other non-monetary remedies that materially affect the ongoing operation of the Business or the L Tape Product Line shall be deemed material for purposes of this Section 5.2(a));

(xii)          not enter into or amend any collective bargaining agreement (except in connection with the expiration of any existing collective bargaining agreement, in which case Seller shall consult with Purchaser) or agreement with employee representatives and not establish or amend any analogous workforce commitments under applicable Law;

(xiii)         not incur any Indebtedness (other than in respect of letters of credit issued in the ordinary course of business) nor guarantee the Liabilities or obligations of any other party;

(xiv)        not enter into any transaction with any other Affiliate of Seller or Seller’s ultimate parent company, other than for the sale or purchase of goods or services in the ordinary course of business generally consistent with existing practices;

(xv)         not manage payables, receivables (including intercompany payables or receivables) or working capital in any manner other than in the ordinary course of business generally consistent with existing practices in all material respects;

(xvi)        not change accounting policies or manner of keeping books and records, except as required by Law or GAAP;

(xvii)       not execute, amend or renew any Contract or letter of intent (whether or not binding) or other legally binding commitment, whether or not in writing, to do any of the foregoing; and

(xviii)      use its commercially reasonable efforts to discharge or otherwise remove from any Real Property listed on Schedule 3.13(a) any Permitted Lien set forth on Schedule 1.1(e) prior to the Closing Date (it being understood that Seller shall indemnify and hold harmless Purchaser for all Damages incurred by Purchaser in connection with the failure of Seller to have any such Permitted Lien on any such parcel of Real Property discharged or otherwise removed prior to the Closing Date).

(b)           Notwithstanding anything contained in this Agreement to the contrary, Seller, the Seller Entities and the Conveyed Companies shall be permitted to maintain through the Closing Date the cash management system of the Business and the L Tape Product Line and the cash management procedures as currently conducted by Seller, the Seller Entities and the Conveyed Companies. The Asset Selling Entities and the Conveyed Companies shall be permitted to borrow funds from Seller or its Affiliates as is necessary to operate the Business and the L Tape Product Line in the ordinary course and repay such borrowings in the ordinary course.  Nothing contained in this Agreement shall give Purchaser, directly or indirectly, rights to control or direct the operations of the Business, the L Tape Product Line, the Purchased Assets or the Conveyed Companies prior to the Closing Date.  During the period from the date of this Agreement until the earlier of (i) the date this Agreement is terminated in accordance with its terms and (ii) the Closing Date, neither Party shall take any action or omit to take any action for the purpose of directly or indirectly preventing, materially delaying or materially impeding (or that would reasonably be expected to prevent, materially delay or materially impede) the consummation of the transactions contemplated by this Agreement, permit or cause any of its Subsidiaries or Affiliates to do any of the foregoing or agree or commit to do any of the foregoing, or agree in writing or otherwise to take any of the foregoing actions.

Section 5.3             Commercially Reasonable Efforts; Certain Governmental Matters.  (a)  Upon the terms and subject to the conditions herein provided, each of the Parties agrees to cooperate and to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, in the most expeditious manner practicable, including the satisfaction of the respective conditions set forth in Articles VII and VIII.  Each of the Parties will use its commercially reasonable efforts to obtain any and all

Permits and any and all licenses, consents and approvals of all third parties as are necessary to the consummation of the transactions contemplated by this Agreement.  All fees and expenses incurred by the Parties in connection with obtaining such Permits and such licenses, consents and approvals shall be borne by the Party incurring such costs and treated in accordance with Section 11.8.  In furtherance of the foregoing, Purchaser shall take all actions necessary to obtain such Permits and such licenses, consents and approvals including (i) entering into negotiations with any Governmental Authority, (ii) promptly complying with (or properly seeking to reduce the scope of) all formal or informal requests for additional information or documentary material received by it or any of its Affiliates from any Governmental Authority, (iii) promptly making proposals to any Governmental Authority, (iv) entering into such agreements with any Governmental Authority to divest assets as may be necessary to obtain approval of the transactions contemplated hereby and (v) keeping Seller informed of any material communication with any Governmental Authority.  Notwithstanding anything to the contrary in this Agreement, Purchaser shall not be obligated to take any actions listed in clauses (i)-(iv) of this Section 5.3(a) which (i) are required or requested by a Governmental Authority that are not related to the sale and transfer of the Purchased Assets and Equity Interests but rather are solely related to the actions of Seller, the Seller Entities, the Conveyed Companies, any of their respective Affiliates or companies in the industries related to the Business or the L Tape Product Line and (ii) would reasonably be expected to materially and adversely impact the Business and the L Tape Product Line, taken as a whole.

(b)           Without limiting the generality of the foregoing, Purchaser and Seller shall, as soon as reasonably possible, but no later than five (5) Business Days after the date hereof, make any filings with the Federal Trade Commission and the Department of Justice as may be required pursuant to the HSR Act with respect to the acquisition of the Equity Interests and the Purchased Assets, and the assumption of the Assumed Liabilities, by Purchaser.  Purchaser shall pay all filing fees required by the HSR Act.  Purchaser and Seller shall also, as soon as reasonably possible, make any required filings with, or request an Advance Ruling Certificate from, the Commissioner of Competition pursuant to the Competition Act with respect to the transactions contemplated by this Agreement.  Purchaser and Seller may also elect to request an Advance Ruling Certificate (“ARC”) in addition to making any required filings.  Purchaser shall pay all filing fees required by the Competition Act.  Purchaser and Seller shall also, as soon as reasonably possible, make the requisite filing with the Bundeskartellamt under the GWB, and make any requisite filings under the MRFT Act with the Korean Fair Trade Commission.  Purchaser shall pay all filings fees under the GWB and the MRFT Act.

(c)           Each of the Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to any Competition Laws.  Each of the Parties will (i) promptly notify the other Party of any written communication to that Party from any Governmental Authority located in the US and, to the extent practicable, outside of the US and, subject to applicable Law, if practicable, permit the other Party to review in advance any proposed written communication to any such Governmental Authority and incorporate the other Party’s reasonable comments, (ii) not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend, and (iii) furnish the other Party with copies of all correspondence, filings and written communications between them and their Affiliates and their respective Representatives on one hand and any such Governmental Authority or its respective staff on the other hand, with respect to this Agreement and the transactions contemplated hereby.

(d)           In the event any claim, action, suit, investigation or other proceeding is commenced which threatens or questions the validity or legality of this Agreement or the transactions contemplated hereby or seeks damages in connection therewith, the Parties agree to cooperate and use their respective commercially reasonable efforts to defend against such claim, action, suit, investigation or other proceeding and, if an injunction or other order is issued in any such action, suit or other proceeding, to use their respective commercially reasonable efforts to have such injunction or other order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby.

(e)           Prior to the Closing, Purchaser will not take any action reasonably likely to result in a material delay in the receipt of clearance under the HSR Act for the sale and transfer of the Purchased Assets and Equity Interests.

(f)            As promptly as practicable following the date hereof, the Parties will use reasonable best efforts to prepare and agree upon the remaining schedules and exhibits to the Transition Agreements which have not been agreed and completed as of the date hereof, provided that such final schedules or exhibits shall be reasonably acceptable to Seller and Purchaser.  Without limiting the foregoing, as promptly as practicable following the date hereof and in any event by January 20, 2006, the Parties will negotiate, promptly and in good faith, to complete Schedule 1 to the Transition Services Agreement, it being agreed that (i) the term of any such transition service thereunder shall not exceed one year from the Closing Date (other than with respect to any transitional participation by Transferred Employees in any benefit plans of Seller, which shall not exceed 4 months from the Closing Date, provided that Seller fully cooperates with respect to such transition); (ii) the cost for any such service shall be Seller’s direct labor costs and out-of-pocket costs for such services; (iii) Purchaser shall use its reasonable best efforts to establish mirror employee benefit plans consistent with its obligations under Sections 5.4 and 5.5 on or prior to the Closing Date, it being agreed by the Parties that any transitional participation by Transferred Employees in any benefit plans of Seller shall be for the shortest period practicable, and that Purchaser shall prioritize such transition to benefits plans of Purchaser; and (iv) such Schedule 1 shall be reasonably satisfactory to the Parties.  Purchaser agrees to use its reasonable best efforts to fully transition the Business to function on a stand-alone basis as promptly as reasonably practicable.

Section 5.4             Non-EU Business Employees and Employee Benefits.  (a)  Transfer of Non-EU Business Employees.  With respect to any Non-EU Business Employee, within a reasonable period of time (but not less than seven (7) days) prior to the Closing Date, Purchaser shall offer employment to each Non-EU Business Employee (or, in the case of Non-EU Business Employees employed by Conveyed Companies, to cause such Conveyed Companies to offer to continue the employment of each of their Non-EU Business Employees), commencing as of the Closing Date (but, in the case of any Business Employee who is on long-term leave (including, but not limited to, long-term disability leave) Purchaser shall offer employment to such Business Employee promptly upon the conclusion of such leave, such employment to commence as soon as practicable thereafter), (i) in the same or similar job, responsibilities or position and location (for these purposes “same or similar location” means any location within twenty (20) miles of such employee’s current work location) as in effect immediately prior to the Closing Date (or, in the case of a Business Employee currently on long-term leave, immediately prior to the date he or she commenced such leave) and (ii) (x) at a rate of pay at least equal to, (y) with severance entitlements not less favorable than and (z) with other employee benefits and terms and conditions of employment (including benefits pursuant to qualified and non-qualified retirement and savings plans, medical, life insurance, disability, dental and pharmaceutical plans and programs, deferred compensation arrangements, but excluding equity-based and incentive compensation plans) not less favorable in the aggregate than, the rate of pay, severance entitlements and other employee benefits provided to the Non-EU Business Employee, or to which the Non-EU Business Employee would be entitled, upon commencing employment with the applicable Asset Selling Entity, Conveyed Company or applicable Affiliate of Seller, immediately prior to the Closing Date.  Notwithstanding anything contained herein to the contrary, acceptance of the offer of employment pursuant to this Section 5.4 shall not be conditioned upon a Non-EU Business Employee’s acceptance of any employment, compensation or equity agreement contemplated by Section 5.22.  For purposes of this Section 5.4, “pay” shall include base salary or wages plus any commission, premium pay, overtime and shift differentials.  Purchaser, at the time it extends such employment offers, shall provide appropriate information regarding employment terms and conditions to the Non-EU Business Employees.  For Non-EU Business Employees whose terms and conditions of employment are covered by a collective bargaining agreement, Purchaser shall offer employment under the same terms and conditions described in such collective bargaining agreement.  Purchaser shall, to the extent reasonably practicable, notify Seller prior to extending employment offers to any Non-EU Business Employee, and shall have no obligation under this Agreement to provide employment to any Business Employee who properly rejects such offer to become a Transferred Employee.  Each Non-EU Business Employee who accepts such offer of employment or continued employment shall become an employee of Purchaser or its Affiliates on the Closing Date (or, in the case of Business Employee on long-term leave, as soon as practicable after the conclusion of such leave) and is referred to as a “Transferred Employee,” and all such employees collectively are referred to as the “Transferred Employees.”  Purchaser acknowledges that by purchasing the capital stock of the Conveyed Companies, Purchaser or its Affiliates shall employ all Non-EU Business Employees of the Conveyed Companies commencing as of the Closing Date, and such Non-EU Business Employees shall be Transferred Employees for purposes of this Agreement.  For a period of at least until December 31, 2006, Purchaser covenants and agrees to, or to cause its Affiliates to continue to provide Transferred Employees (who are not covered by a collective bargaining agreement) with the pay, severance and benefits described in this Section 5.4(a).  Except as otherwise provided in Sections 5.4 or 5.5, all Transferred Employees will cease to accrue benefits under and participate as active participants in all Seller Benefit Plans as of the Closing Date.  Any employee of Seller or any Affiliate of Seller (other than a Conveyed Company) who is not a Business Employee and who actively participates in any Assumed Plan shall cease such participation effective as of the Closing Date.  This Section 5.4(a) shall not require Purchaser to continue the employment of any particular Transferred Employees or maintain any particular Assumed Plan.

(b)           Provision of Health Benefits.  Subject to Section 5.4(f)(i), with respect to Transferred Employees employed in the US, Purchaser shall provide or cause to be provided, effective commencing on the Closing Date, health benefits coverage to all such Transferred Employees.

(c)           Severance; Retention; Bonuses.  Without limiting the generality of the foregoing, (i) Purchaser shall, or shall cause its Affiliates to, have in effect at least until December 31, 2006, severance and retention plans, practices and policies applicable to all Transferred Employees who are not covered by a collective bargaining agreement (other than a Transferred Employee who is a party to a Retention Agreement that contains severance benefits) on the Closing Date that is not less favorable than such practices and policies in effect immediately prior to the Closing Date (as set forth on Schedule 5.4(c)) with respect to such employees, and Purchaser shall be responsible for any severance or retention liabilities or obligations with respect to Transferred Employees who are not covered by a collective bargaining agreement effective on and after the Closing Date (other than with respect to (A) any Sale Completion Bonus, which shall be the responsibility of Seller, and (B) 50% of the Retention Payments, which shall be the responsibility of Seller) and (ii) Purchaser shall assume all severance obligations arising under the Retention Agreement for each (x) Transferred Employee who is party to a Retention Agreement, and (y) Business Employee who is party to a Retention Agreement and either is not offered employment with Purchaser or is offered employment with Purchaser and does not accept such offer of employment, and (iii) Purchaser shall, or shall cause its Affiliates to, ensure that all Transferred Employees who were notified of their target bonuses for the current fiscal year, and who meet the performance targets (to the extent based on targets related to the Business), if any, established at the time of such notification, receive annual bonuses at least equal to such target bonuses, subject to discretion with respect to the allocation of the portion of the bonus pool that was subject to discretionary allocation as of the date hereof in accordance with the terms of the applicable bonus arrangement then in effect and any other discretion provided for such bonuses.  Except as otherwise provided above, Seller and its Affiliates shall be responsible for any Losses related to any severance, termination  indemnity, redundancy or any other similar payment incurred by Purchaser or any of its Affiliates with respect to (1) any Business Employee who is not a “Transferred Employee,” or who would be a “Transferred Employee” but who withholds his individual consent or objects to the transfer and thus refuses to become an employee of Purchaser or any of its Affiliates (provided, however, that where the Purchaser or one of its Affiliates fails to make a proper offer of employment or continued employment as contemplated by this Agreement, Seller and its Affiliates shall not be responsible for any such liability) and (2) any other employee of Seller or its Affiliates who is not a Business Employee.

(d)           Liabilities.  From and after the Closing Date, Purchaser shall, or shall cause the Conveyed Companies and any entity owning the Purchased Assets to (i) honor, pay, perform and satisfy any and all liabilities, obligations and responsibilities to, or in respect of, each Transferred Employee arising under the terms of any employment, consulting, retention, severance, change-of-control or similar agreement, in accordance with the terms thereof in effect on the Closing Date (other than with respect to any Sale Completion Bonus, Seller Benefit Plan or 50% of the Retention Payments, which shall be the responsibility of Seller); and (ii) assume, honor and be solely responsible for paying, providing and satisfying when due (A) all vacation, personal days, sick pay and other paid time off for Transferred Employees accrued but unused as of the Closing Date, on terms and conditions not less favorable than the terms and conditions in effect immediately prior to the Closing Date to the extent such liabilities are properly reflected on the Working Capital Statement, and (B) with respect to periods commencing on and after the Closing Date, all compensation (including salary, wages, commissions, bonuses, incentive compensation, overtime, premium pay and shift differentials), vacation, personal days, sick pay and other paid time off, benefits and benefit claims, severance and termination pay, notice and benefits under all applicable Laws and under any plan, policy, practice or agreement and all other Liabilities, in each case accruing, incurred or arising as a result of employment or separation from employment with Purchaser or its Affiliates, on or after the Closing Date with respect to Transferred Employees.  Seller shall be solely responsible for paying and providing long-term disability benefits with respect to any Business Employee and any former employee of the Business or the L Tape Product Line who is receiving long-term disability benefits under any plan or program as of the Closing Date.  Purchaser shall indemnify and hold Seller and its Affiliates harmless from and against any Losses arising out of or related to obligations of Purchaser under this Section 5.4(d) as if such Losses were covered by the provisions and conditions of Section 9.2(b) hereof.

(e)           Tax-Qualified Plans.  Each Transferred Employee who is a participant in the Tyco (US) Retirement Savings and Investment Plan (the “Tyco Savings Plan”) shall cease to be an active participant under such plan effective as of the Closing Date and all account balances shall be vested.  Effective as of the Closing Date, Purchaser shall have, or shall cause its Affiliates to have, in effect a defined contribution plan that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Purchaser Savings Plan”) in which Transferred Employees shall be eligible to participate.  As soon as practicable, but no later than sixty (60) days, following the Closing Date, the Tyco Savings Plan shall transfer to the Purchaser Savings Plan, and Purchaser agrees to cause the Purchaser Savings Plan to accept, the account balance (including promissory notes evidencing all outstanding loans and subject to any qualified domestic relations orders pursuant to Section 414(p) of the Code) of each Transferred Employee under the Tyco Savings Plan as of the date next preceding the date of transfer.  Such transfer shall be subject to Seller’s receipt of evidence reasonably satisfactory to Seller that the Purchaser Savings Plan is qualified under Sections 401(a) and 401(k) of the Code, which evidence may include a current determination letter from the IRS indicating that the Purchaser Savings Plan is qualified under Sections 401(a) and 401(k) of the Code and Purchaser’s receipt of evidence reasonably satisfactory to Purchaser that the Tyco Savings Plan is qualified under Sections 401(a) and 401(k) of the Code, which evidence may include a current determination letter from the IRS indicating that the Tyco Savings Plan is qualified under Sections 401(a) and 401(k) of the Code.  Following such transfer, Purchaser shall, or shall cause the Conveyed Companies or any entity owning the Purchased Assets to, assume all Liabilities of Seller and its Affiliates under the Tyco Savings Plan to provide benefits to or on behalf of the Transferred Employees to the extent of the account balances so transferred, and neither the Tyco Savings Plan nor Seller or its Affiliates shall have any obligation to Purchaser or any of its Affiliates or with respect to any Transferred Employee with respect thereto.

(f)            Certain Welfare Plan Matters.  Following the Closing Date, (i) Purchaser shall ensure that no waiting periods, exclusions or limitations with respect to any pre-existing conditions, evidence of insurability or good health or actively-at-work exclusions are applicable to any Transferred Employees or their dependents or beneficiaries under any welfare benefit plans, as defined in Section 3(I) of ERISA, in which such Transferred Employees may be eligible to participate (other than to the extent applicable under Seller Benefit Plans and Assumed Plans prior to the Closing Date) and (ii) Purchaser shall provide or cause to be provided that any costs or expenses incurred by the Transferred Employees and any former employee of the Business or of the L Tape Product Line receiving COBRA continuation coverage or any similar continuation coverage applicable to Non-EU Business Employees (and their respective dependents and beneficiaries) up to (and including) the Closing Date shall be specifically applied for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such welfare benefit plans.  Purchaser shall be responsible under its employee welfare benefit plans for all amounts payable by reason of claims incurred by Transferred Employees and their eligible dependents and beneficiaries at any time after the Closing Date.  Seller shall remain responsible for any welfare claims incurred by Business Employees prior to the Closing Date under Seller Benefit Plans and any medical insurance benefit claim incurred prior to the Closing Date under any Assumed Plan or Foreign Plan. For the avoidance of doubt “medical insurance benefit claims” shall not include claims for workers compensation benefits, short-term disability benefits, sick pay benefits, or supplemental pay benefits.  A claim shall be deemed incurred when the service is performed for medical claims and when a hospital stay commences for hospitalization.

(g)           Post-Retirement Health and Life Insurance.  After the Closing Date, Purchaser shall take reasonable actions (or shall cause its Affiliates to take reasonable actions) requested by Seller Entities relating to the return of any documentation for any Seller Benefit Plans that are post-retirement health and/or life insurance plans to Seller Entities or any third party designated by Seller Entities.  All such actions shall be at the cost of Seller.

(h)           Cafeteria Plan.  Purchaser shall have in effect, or cause to be in effect, as of the Closing Date, flexible spending reimbursement accounts under a cafeteria plan qualifying under Section 125 of the Code (the “Purchaser Cafeteria Plan”) that provides benefits to Transferred Employees not less favorable than those provided by the flexible spending reimbursement accounts under the cafeteria plans in which such Transferred Employees are eligible to participate as of the date hereof (the “Tyco Cafeteria Plan”).  As soon as practicable following the Closing Date, Seller shall cause to be transferred to Purchaser an amount in cash equal to the excess of the aggregate accumulated contributions to the flexible spending reimbursement accounts under the Tyco Cafeteria Plan made during the year in which the Closing Date occurs by the Transferred Employees over the aggregate reimbursement payouts made for such year from such accounts to such Transferred Employees; provided, however, that, if the aggregate payouts from the flexible spending reimbursement accounts made during the year in which the Closing Date occurs to such Transferred Employees exceed the aggregate accumulated contributions to such accounts for such year by such employees, Purchaser shall cause such excess to be transferred to Seller as soon as practicable following the Closing Date.  Purchaser shall cause such amounts to be credited to each such Transferred Employees’ corresponding accounts under the Purchaser Cafeteria Plan in which such employees participate following the Closing Date.  On and after the Closing Date, Purchaser shall assume and be solely responsible for all claims for reimbursement by Transferred Employees, whether incurred prior to, on or after the Closing Date, that have not been paid in full as of the Closing Date, which claims shall be paid pursuant to and under the terms of the Purchaser Cafeteria Plan, and Purchaser shall be responsible for any and all claims by or with respect to Transferred Employees for reimbursement under the Tyco Cafeteria Plan that have not been paid in full as of the Closing Date.  Purchaser agrees to cause the Purchaser Cafeteria Plan to honor and continue through the end of the calendar year in which the Closing Date occurs the elections made by each Transferred Employees under the Tyco Cafeteria Plan in respect of the flexible spending reimbursement accounts that are in effect immediately prior to the Closing Date.

(i)            Supplemental Life and Long Term Disability.  Effective on and after the Closing Date and until at least December 31, 2006, Purchaser shall, or shall cause its Affiliates to, offer Transferred Employees coverage for supplemental life insurance and provide Transferred Employees with long-term disability policies that are not less favorable than those offered by Seller and that cover Transferred Employees as of the date hereof.

(j)            Credited Service.  With respect to each employee benefit plan, policy or practice, including severance, vacation and paid time-off plans, policies or practices, sponsored or maintained by Purchaser or its Affiliates, Purchaser shall recognize, for all Transferred Employees from and after the Closing Date, credit for all service with the Asset Selling Entities, the Conveyed Companies and their respective predecessors (to the extent taken into account by such entities for similar benefits purposes), prior to the Closing Date for all purposes (including eligibility to participate, vesting credit, eligibility to commence benefits, benefit accrual, early retirement subsidies and severance, other than for benefit accrual and early retirement subsidies under defined benefit plans, other than under any Assumed Plans and/or Foreign Plans, or where such credit would result in a duplication of benefits).

(k)           Employee Data.  To the extent that any necessary consent required under Section 3.18(a) has not been received by the date provided therein, Seller shall use all reasonable efforts to obtain such consent and provide such data during the 30-day period following the date of this Agreement.  To the extent permitted by applicable requirements of Law (including without limitation any employee consents), Seller shall update the information required to be provided in Schedule 1.1(c) and shall deliver such updated information to Purchaser no later than 15 days prior to the later of the Closing Date or the receipt of any required employee consent.

(l)            Cooperation.  Purchaser and Seller will cooperate to effectuate the provisions of Sections 5.4 and 5.5, including informing and consulting with trade unions, works councils, and employee representatives prior to the Closing Date in accordance with, and at such time or times as shall be required under, applicable requirements of Law.  Purchaser and Seller shall cooperate and consult with one another as necessary as to the content of such information and consultation.  In addition, Seller and its Affiliates shall reasonably cooperate with Purchaser in allowing Purchaser access to the Business Employees for interviews on a mutually convenient basis prior to the Closing Date, as reasonably requested by Purchaser to the extent permitted by applicable requirements of Law (including without limitation any employee consents).

(m)          Third-Party Rights.  Nothing in this Section 5.4 or in Section 5.5 shall confer upon any Business Employee any rights or remedies under or by reason of this Agreement, and such Business Employees are not intended to be, and shall not be deemed to be, third-party beneficiaries of any such provisions.

(n)                                 Controlled Group Liability.  Seller shall indemnify and hold Purchaser and its Affiliates harmless from any and all joint and several “controlled group liability” under the Code or Title IV of ERISA incurred by Purchaser as a result of the acquisition of the Business (the occurrence of which is unrelated to the Assumed Plans) as if such “controlled group liability” were covered by the provisions and conditions of Section 9.2(a) hereof.

(o)                                 Union and Multiemployer Plan Obligations. (i) Purchaser covenants and agrees to, or to cause its Affiliates to, (A) recognize each union that at the Closing Date represents any of the Transferred Employees as the collective bargaining representatives of such employees as of the Closing Date, (B) adopt and assume the obligations of the Sellers and their Affiliates under the collective bargaining agreements governing the employment of any Transferred Employees and be bound by and comply with the terms of all such collective bargaining agreements until the expiration thereof.  Purchaser further agrees that from and after the Closing Date, the Sellers shall have no further obligations on or after the Closing Date to the Transferred Employees pursuant to such collective bargaining agreements, except as expressly provided therein.  Notwithstanding any other provision of this Section 5.4(o), Purchaser and Seller agree that the provisions of this Section 5.4(o) shall be subject to any applicable provisions of a collective bargaining agreement in respect of Business Employees to the extent the provisions of this Section 5.4(o) are inconsistent with or otherwise in conflict with the provisions of any such collective bargaining agreement.

(ii)                                  (A) The Sellers or their Affiliates have obligations to contribute to certain Assumed Plans that are multiemployer plans (within the meaning of Section 4001(a)(3) of ERISA) pursuant to the collective bargaining agreements described in Section 5.4(o)(i) with respect to the Business Employees covered thereby (each, a “Union Plan” and collectively, the “Union Plans”) until the Closing Date.  Purchaser shall, from and after the Closing Date, assume sole responsibility for, and shall pay when due, contributions required to be made to each Union Plan with respect to the operations of the Business covered by such Union Plan for substantially the same number of contribution base units for which such Seller or such an Affiliate of Seller had an obligation to contribute.

(B) Purchaser shall provide to each Union Plan, during the five (5) plan years of such Union Plan commencing with the first plan year beginning after the Closing Date (the “4204 Period”), a bond issued by a corporate surety company that is an acceptable surety for purposes of Section 412 of ERISA, or an amount held in escrow by a bank or a similar financial institution or such other equivalent form of security permitted for this purpose in an amount equal to one hundred percent (100%) (or two hundred percent (200%) in the case of a Union Plan that is in reorganization in the plan year during which the Closing Date occurs) of the greater of (1) the average annual contribution required to have been made by the Sellers or their Affiliates with respect to the operations of the Business under such Union Plan for three (3) plan years preceding the plan year in which the Closing Date occurs or (2) the annual contribution that the Sellers or their Affiliates were required to have made with respect to the operations of the Business under such Union Plan for the last plan year of the Union Plan preceding the plan year in which the Closing Date occurs (the “4204 Security”).  The 4204 Security shall be paid to such Union Plan if Purchaser or its Affiliates withdraws from such Union

Plan, or fails to make a contribution to such Union Plan when due, at any time during the 4204 Period.  The provision of the 4204 Security shall meet the requirements of Section 4204 of ERISA and the cost thereof shall be paid by Purchaser.

(C)  In the event Purchaser or any of its Affiliates incurs a complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) with respect to any Union Plan during the 4204 Period, the Sellers will be secondarily liable to such Union Plan for any withdrawal liability the Sellers would have had to such Union Plan with respect to the operations of the Business under such Union Plan (but for Section 4204 of ERISA) in the event the liability of Purchaser with respect to such Union Plan is not paid.  Purchaser agrees to provide the Sellers with reasonable advance notice (but not less than ninety (90) days advance notice) of any action or event which could result in the imposition of withdrawal liability contemplated hereunder, and in any event Purchaser shall timely furnish the Sellers with a copy of any notice of withdrawal liability Purchaser or its Affiliates may receive with respect to any Union Plan, together with pertinent details.  In the event that any such withdrawal liability shall be assessed against Purchaser or its Affiliates, Purchaser further agrees to provide the Sellers with reasonable advance notice (but no less than ninety (90) days advance notice) of any intention on the part of Purchaser of such Affiliate not to make full payment for any withdrawal liability when the same shall become due and payable.

(D)  In the event all or substantially all of the Seller’s assets are distributed or if the Seller is liquidated before the end of the 4204 Period, the Seller shall provide a bond or amount in escrow equal to the present value of the withdrawal liability the Seller would have had with respect to the Union Plans but for the application of Section 4204 of ERISA.  If only a portion of the Seller’s assets are so distributed before the end of the 4204 Period, the Seller’s bond or escrow obligation under the previous sentence shall be reduced on a pro-rata basis.

(E) Purchaser shall, or shall cause its Affiliates to, notify each Union Plan of the transactions contemplated by this Agreement and, if applicable, satisfy such Union Plan that such transactions comply with the terms of Section 4204 of ERISA.

Section 5.5             EU Business Employees.

(a)           Transfer via Transfer Regulations.  With respect to any EU Business Employees, the Parties agree that the purchase of the Business of any EU Asset Selling Entity pursuant to this Agreement will constitute a “relevant transfer” for the purposes of the Transfer Regulations and, accordingly, each such EU Business Employee shall transfer with effect from the Closing Date to Purchaser or any relevant Affiliate of Purchaser, as provided in the Transfer Regulations.  Notwithstanding the foregoing, with respect to the EU Business Employees, such transfer shall be on terms and conditions of employment that in the aggregate are not less favorable than the terms and conditions of employment provided to the EU Business Employees immediately prior to the Closing Date.  For a period of at least one (1) year following the Closing Date, Purchaser covenants and agrees to, or to cause its Affiliates to continue to provide EU Business Employees with the terms and conditions of employment described in this Section 5.5(a).

(b)           Indemnity.  Purchaser shall indemnify and hold harmless Seller and its Affiliates from any and all Losses incurred after the Closing Date as a result of, arising out of, or in connection with (i) the EU Business Employees before the Closing Date in respect of any breach of the information and consultation provisions of the Transfer Regulations by Purchaser or any Affiliate of Purchaser; (ii) any claim by an EU Business Employee (whether or not such EU Business Employee resigns and/or objects to becoming employed by Purchaser under the Transfer Regulations) that any EU Asset Selling Entity is in breach of contract of employment and/or in breach of any statutory employment rights because of any change in, or any plans of Purchaser (or any relevant Affiliate of Purchaser) to change, any terms and conditions of employment or working conditions of any EU Business Employee after the Closing Date and (iii) the EU Business Employees on and after the Closing Date, as if all such Losses were covered by the provisions and conditions of Section 9.2(b) hereof; provided, that, Seller shall indemnify and hold harmless Purchaser and its Affiliates for any and all Losses incurred as a result of, arising out of, or in connection with (w) the breach of any information and consultation provisions in particular (but not limited thereto) those under the Transfer Regulations or the obligations set forth under Section 5.5(d) by Seller or any Affiliate of Sellers, and (x) any individual (other than an (i) individual listed in Schedule 1.1(c) or (ii) an individual not listed in Schedule 1.1(c) who performs employment related services for Purchaser or its Affiliates after the Closing Date) transferring from Seller and its Affiliates to Purchaser or any of its Affiliates under the Transfer Regulations upon the Closing Date, in each case, in connection with this Agreement or its consummation, as if all such Losses were covered by the provisions and conditions of Section 9.2(a) hereof.

(c)           Non-Transfer of EU Business Employees.  If the contract of employment of any EU Business Employee is found (or alleged) not to have effect after the Closing Date as if originally made with Purchaser, Purchaser agrees that (i) in consultation with Seller, it will within seven (7) days of being informed in writing of such finding or allegation make to the relevant EU Business Employee an offer to employ him or her under a new contract of employment to take effect on the release and termination referred to below, and (ii) any such offer made by Purchaser will be on terms and conditions which taken as a whole do not differ in any material way from the terms and conditions of employment of that EU Business Employee immediately before the Closing Date (save as to the identity of the employer).  Upon that offer being made (or at the time the offer should have been made if no offer is made) the relevant EU Asset Selling Entity shall release the relevant EU Business Employee from his or her obligations, and terminate the employment of the relevant EU Business Employee, and Purchaser shall indemnify and hold harmless Sellers and its Affiliates from any Losses arising directly or indirectly out of the employment of that EU Business Employee from the Closing Date until such release and termination, as if all such Losses were covered by the provisions and conditions of Section 9.2(b) hereof.

(d)           Purchaser and Seller shall comply with all applicable requirements of Law or collective agreements with employee representative bodies relating to employee notices, consultations and communications in connection with the transactions contemplated by this Agreement and shall provide each other with all information reasonably necessary for the other party to comply with the information and consultation provisions of the Transfer Regulations and all other applicable requirements of Law.

Section 5.6             Wage Reporting.  Purchaser and Seller shall utilize, or cause their Affiliates to utilize, the alternative procedure set forth in Section 5 of Rev. Proc. 96-60, 1996-2 C.B. 399, with respect to US wage reporting.

Section 5.7             Assumption of Assumed Plans and Transition to Purchaser Plans.  Effective on and after the Closing Date, Purchaser shall, or shall cause its Affiliates to, adopt the Assumed Plans and assume all Liabilities and responsibilities of the applicable Seller Entity thereunder.  At the request of Purchaser, between the date hereof and the Closing Date, Seller will cooperate with Purchaser, to the extent reasonable, in Purchaser’s establishment of its own health and welfare and other benefit plans, including providing Purchaser with copies of existing plan documents, third party administrator and vendor contracts and other relevant employee data.

Section 5.8             Certain Dividends, Etc.  Notwithstanding any provision herein to the contrary (including Section 5.2), but subject to the requirement that the Conveyed Companies not have any Indebtedness as of the Closing Date, each Conveyed Company will be permitted, to the fullest extent allowed by Law, to distribute to Seller or any one or more of its or Seller’s designated Affiliates, at any time on or prior to the Closing Date, its Cash and Cash Equivalents.

Section 5.9             Bulk Transfer Laws.  Purchaser acknowledges that the Seller Entities have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws.  Purchaser shall not withhold any portion of the Gross Purchase Price based on such non-compliance.  Seller indemnifies Purchaser for all Liabilities (including any Tax Liabilities except to the extent specifically accounted and reserved for in Closing Date Working Capital) resulting from non-compliance with any such Laws.

Section 5.10           Seller’s Marks.  Within 30 days after the Closing, Purchaser shall cause the L Tape Product Line, each division of the Business and each Conveyed Company (each, a “Purchased Division”) to change its name to a name that does not include “Tyco”, any of the Seller’s Marks or any derivatives thereof or anything confusingly similar thereto.  Except as permitted by this Section 5.10 or the Raychem License Agreement, Purchaser, each Affiliate thereof, the Purchased Division(s) and their respective directors, officers, successors, assigns, agents or representatives shall not register or attempt to register, and shall not directly or indirectly use, in any fashion, including in signage, corporate letterhead, business cards, internet websites, marketing material and the like, or seek to register, in connection with any products or services anywhere in the world in any medium, any Intellectual Property that includes, is identical to or is confusingly similar to, any of the trademarks, service marks, domain names, trade names or other indicia of origin set forth on Schedule 5.10 or any other indicia of origin characterized as an Excluded Asset under this Agreement (collectively, “Seller’s Marks”), nor shall any of them challenge or assist any third party in opposing the rights of Seller or any Affiliate of Seller anywhere in the world in any such Intellectual Property.  For the avoidance of doubt, in no event shall any of the Transferred Intellectual Property be deemed to constitute Intellectual Property that includes, is identical to or is confusingly similar to, any of Seller’s Marks.  Subject to this Section 5.10 or the Raychem License Agreement, Purchaser acknowledges and agrees that, except during the six (6) month period immediately following the Closing, no right or grant is provided for herein for Purchaser or any Purchased Division to use the Seller’s Marks alone or in combination with any other mark, name or term.  Except as permitted by the Raychem License Agreement, Purchaser further acknowledges that it shall have no right to grant sublicenses to the Seller’s Marks for any purpose whatsoever. Subject to the restrictions set forth herein and in the Raychem License Agreement, Seller hereby grants to Purchaser effective as of the Closing Date a personal, nonexclusive, royalty-free license for six (6) months after the Closing Date, to use tools, dies and molds acquired by Purchaser hereunder which carry one or more of the Seller’s Marks to be cast, struck or molded into Inventory.  Subject to this Section 5.10 or the Raychem License Agreement, Purchaser shall in any event phase out such use of such tools, dies and molds as soon as is reasonably practicable and, in particular, shall if practicable remove the cast for such marks from each such tool, die or mold on the first occasion after the Closing Date when such tool, die or mold is refurbished.  Notwithstanding the foregoing, Seller hereby grants to Purchaser effective as of the Closing Date a royalty-free license to use Seller’s Marks and Purchaser will not be required to remove associated branding thereof with respect to Inventory as of the Closing Date.  Subject to the Raychem License Agreement, such limited license shall terminate six (6) months after the Closing Date regardless of whether or not Inventory branded with Seller’s Marks remain in Inventory of the Purchaser or any Purchased Division.  All use of Seller’s Marks as permitted hereunder shall inure to the benefit of Seller.  Subject to this Section 5.10 or the Raychem License Agreement, Purchaser shall ensure that promptly following the Closing Date any hypertext links to Internet websites operated by Seller or its Affiliates and any other use of Seller’s Marks are removed from any Internet web sites operated by any Purchased Division or included in the Purchased Assets.

Section 5.11           Post-Closing Information.  For a period of six (6) years following the Closing (or, with respect to Tax matters, until the expiration of the applicable statute of limitations), upon reasonable written request delivered to a Party, such Party shall, and such Party shall cause its applicable Affiliates to, (a) afford to the other Party and its Representatives reasonable access during regular normal business hours to the properties, books and records and employees of such Party and its applicable Affiliates with respect to the Conveyed Companies, the Purchased Assets, the Equity Interests, Business and the L Tape Product Line to the extent necessary to prepare or defend any judicial or administrative proceeding related to the Conveyed Companies, the Purchased Assets, the Equity Interests, the Business or the L Tape Product Line, or to enable such Party and its Representatives to satisfy their financial reporting and tax planning and preparation obligations and (b) preserve copies of such books and records.  From and after the sixth (6th) anniversary of the Closing (or, with respect to Tax matters, the expiration of the applicable statute of limitations), neither Party shall be obligated to preserve copies of such books and records, other than such books and records with respect to which the other Party has requested a copy on or prior to such sixth anniversary, in which case such copies shall be provided to the requesting party at such requesting party’s cost.

Section 5.12           Replacement of Parent Guarantees.  (a)  Each of Purchaser and Seller shall cooperate with each other and use their respective commercially reasonable efforts to terminate each of the parent company guarantees listed on and described in Schedule 5.12(a) hereof or any guarantees entered into after the date hereof without violating any of the terms or provisions of this Agreement (the “Parent Guarantees”) and replace the letters of credit set forth on Schedule 5.12(a) hereof or any letters of credit issued  after the date hereof without violating any of the terms or provisions of this Agreement (the “Parent LofCs”) effective as of the Closing. In furtherance of the foregoing, Purchaser shall (i) use its commercially reasonable efforts to cause the beneficiary of each Parent Guarantee, effective as of the Closing, to accept a substitute guarantee or such other form of assurance (including a letter of credit or other cash collateral) as may be reasonably requested by the beneficiary of each such Parent Guarantee and (ii) to the extent the holder of a Parent LofC does not accept a substitute letter of credit from Purchaser, Purchaser shall deliver to Seller at the Closing a letter of credit from a financial institution reasonably acceptable to Seller for the same amount of any such Parent LofC and otherwise on terms and conditions reasonably satisfactory to Seller.

(b)           To the extent Seller and Purchaser are unable to terminate or replace a Parent Guarantee or obtain the beneficiary’s consent to the substitution therefor prior to the Closing as contemplated in Section 5.12(a), Seller agrees to use its commercially reasonable efforts (and to cause its Affiliates to use their commercially reasonable effort) to maintain each such Parent Guarantee in place until the expiration of the then-current term of the underlying Contract or other obligation supported by each such Parent Guarantee in accordance with its terms (it being understood that after each such expiration, the Seller and/or its Affiliates shall have no obligation to renew any such Parent Guarantee).  Purchaser shall have a continuing obligation after the Closing to use its commercially reasonable efforts to have any such Parent Guarantee terminated or replaced in a manner consistent with the last sentence of Section 5.12(a).

Section 5.13           Post-Closing Obligations.  Purchaser shall not, without the prior written consent of Seller, enter into any amendment, modification or waiver of any Real Property Lease that could extend the term thereof beyond its then-current term (giving effect to any renewal or extension terms), with respect to any Real Property Lease as to which the landlord has not granted consent, where required, to the transfer of such lease in connection with the transactions contemplated by this Agreement or Seller (or one of its Affiliates other than the Conveyed Companies) remains the leasing party, or a guarantor, under such lease.

Section 5.14           Non-Competition Agreement.  (a)  During the period beginning on the Closing Date and ending on the third (3rd) anniversary thereof, none of Seller nor any of its Affiliates shall directly or indirectly engage in any business or activity in any geographic area in which the Business or L Tape Product Line operates or as of the date of this Agreement plans to operate which is in competition with the Business or L Tape Product Line, as conducted on the Closing Date; provided, however, that neither Seller nor any of its Affiliates shall be prevented from:

(i)            acquiring as a passive investment in the ordinary course of business (including investments by any trust of any of its employee benefit plans) any securities required to be registered under the Securities Exchange Act of 1934, as amended, of any Person to the extent that such acquisitions do not result in Seller or any of its Affiliates owning in the aggregate five percent (5%) or more of any class of such securities; or

(ii)           acquiring (through merger, stock purchase or sale of all or substantially all of the assets or otherwise) of ownership of or any equity interest in any Person, provided that the annual revenues of such Person from any business that competes with the Business or L Tape Product Line are not more than fifteen percent (15%) of such Person’s total annual revenues (based on the most recent full fiscal year revenues of such

Person; and provided, further, that if such annual revenues is in excess of fifteen percent (15%), then Seller or its Affiliate shall be permitted to acquire such competing business and Seller shall or shall cause its Affiliate to enter into a definitive agreement to divest the competing business within twelve (12) months of the closing of such acquisition.

(b)           Nothing in this Agreement shall restrict the activities of any Person (or any of its Affiliates) who is not an Affiliate of Seller and who engages in a business combination transaction resulting in the acquisition (by purchase or otherwise) of all or substantially all of the capital stock or assets of Seller or any of its Affiliates; provided, that nothing in this Section 5.14 shall be construed to allow Seller or any of its Subsidiaries to directly or indirectly engage in any business or activity otherwise prohibited by this Section 5.14.

(c)           Notwithstanding anything to the contrary in Sections 5.14(a) and (b) above, nothing in this Agreement shall prohibit Seller or any of its Affiliates from engaging in any business or activity involving or relating to:

(i) the development, manufacture, sale or distribution of any wound care products, medical tapes or other adhesive products intended for medical, dental or veterinary applications of any kind; provided, however, that nothing in this clause (i) shall limit the obligations of Seller and its Affiliates under Section 5.14(a) with respect to the development, manufacture, sale or distribution of any (I) acrylic or hybrid acrylic adhesives, (II) silicone adhesives or natural or synthetic elastomer based adhesives (excluding adhesive coated foam for use in defibrilation electrodes), or (III) polyurethane adhesives, in each case to the extent sold as a raw material or components intended for further processing; or

(ii)  the sale, distribution, construction or application of any products or services that are intended to protect against corrosion or deterioration of pipes, pipelines, valves, vessels or fittings, to the extent that such products or services are sold as part of or in connection with other products and services that are generally of the kind offered by Seller or any of its Affiliates (other than through the Business) as of the date of this Agreement; or

(iii)  the development, manufacture, sale, distribution, or construction of any pipes, pipelines, valves, vessels, fittings, wires, wire harnesses or connectors that have or incorporate any corrosion protection features or qualities.

Section 5.15           No Hire and Non-Solicitation of Employees.  None of Seller, any of its Affiliates or any of their respective representatives will at any time prior to two (2) years from the Closing Date, directly or indirectly, (a) solicit the employment or services of, or hire in any capacity (whether as an employee, consultant, independent contractor or otherwise), any of the thirty Business Employees with the highest annual compensation as of the date of this Agreement without Purchaser’s prior written consent or (b) solicit the employment or services of any of the other Business Employees without Purchaser’s prior written consent.  For purposes of this Section 5.15, the term “solicit the employment or services” shall not be deemed to include generalized searches for employees through media advertisements of general circulation, employment firms, open job fairs or otherwise provided that such searches are not focused or targeted on Persons employed by Purchaser or any of its Affiliates and any such firm is notified of the terms of this Section 5.15.

Section 5.16           New Jersey ISRA Compliance.  Seller shall fully comply, at its sole expense, with the New Jersey Industrial Site Recovery Act (“ISRA”) with respect to all Real Property located in New Jersey.  Without limiting the foregoing, for each individual Real Property in New Jersey, Seller shall satisfy NJDEP requirements under ISRA by obtaining (a) a letter of non-applicability, a no further action letter, or other evidence reasonably satisfactory to Purchaser that specific facilities are not subject to ISRA; (b) NJDEP approval of a Remedial Action Workplan indicating Seller’s financial ability to fund any required remediation; or (c) a Remediation Agreement (as defined under ISRA) executed by NJDEP and the Seller specifying that the Seller will be responsible for all costs associated with the requirements thereof.  Copies of such documentation shall be provided to Purchaser.  Purchaser shall cooperate with Seller and NJDEP to facilitate ISRA compliance, and shall undertake or permit action reasonably necessary to permit Seller to utilize the most cost-effective remediation approach acceptable to NJDEP, including the use  of institutional and/or engineering controls provided that such measures do not unreasonably interfere with the current or future use of any Real Property or increase Purchaser’s costs in connection therewith.  Seller shall keep Purchaser fully informed of any actions required to be taken pursuant to ISRA or NJDEP in advance whenever reasonably possible.  After the Closing Date, Purchaser shall give Seller, including Seller’s employees, agents, representatives, contractors and consultants, access to all Real Property at reasonable times, upon reasonable advance notice, and without unreasonable interference to Purchaser’s operations, as shall be reasonably necessary to carry out the purposes and requirements of ISRA and any other analogous State “Transfer Act” law.

Section 5.17           Debt Financing.  (a)  Purchaser shall use its commercially reasonable efforts to obtain the Debt Financing, on the terms and conditions set forth in the Debt Financing Agreement, on or prior to April 30, 2006.  Purchaser shall keep Seller informed on a current basis of the status of the financing process relating thereto.  In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Purchaser will (i) use its commercially reasonable efforts to obtain alternative debt financing (in an amount sufficient, when taken together with the proceeds from the Equity Financing, to pay the Required Amounts) on substantially equivalent or more favorable terms from other sources and which do not include any conditions to the consummation of such alternative debt financing that are more onerous than the conditions set forth in the Debt Financing, and (ii) promptly notify Seller of such unavailability and the reason therefor.  From the date hereof until the first to occur of a termination of this Agreement in accordance with Article X or the Closing Date, Purchaser will not, without the prior written consent of Seller, (A) amend the Debt Financing Agreement in order to include additional conditions to the consummation of the Debt Financing, or (B) terminate the Debt Financing Agreement, unless the Debt Financing becomes unavailable and Purchaser is using its commercially reasonable efforts to obtain alternative debt financing in accordance with this Section 5.17(a).

(b)  From the date of this Agreement until the Closing, Seller shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its Affiliates and each of its and their respective Representatives to, provide all cooperation reasonably requested by Purchaser in connection with the arrangement of the Debt Financing (or the arrangement of the alternative debt financing, if any, contemplated by Section 5.17(a)), including using commercially reasonable efforts to (A) cause appropriate officers and employees of the Business (x) to be available, on a customary basis and on reasonable advance notice, to meet with prospective lenders, rating agencies and investors in meetings, presentations, road shows and due diligence sessions, (y) to provide reasonable and customary management and legal representations to auditors and (z) to provide reasonable and timely assistance with the preparation of business projections and similar materials, (B) otherwise reasonably cooperate with the marketing efforts of Purchaser and its financing sources for any of the Debt Financing, (C) furnish Purchaser with timely financial and other pertinent information regarding the Business and the L Tape Product line as shall exist (or if not existing, using commercially reasonable efforts to prepare such financial or other pertinent information) and as may be reasonably requested by Purchaser, (D) satisfy the terms and conditions set forth in the Debt Financing Agreement, including paragraph 7(b) thereof and in paragraphs (f), (h) and (l) of Exhibit D thereto, (E) assist Purchaser (including by participating in drafting sessions) in the timely preparation of offering, information or syndication documents for any of the Debt Financing or any alternative to all or any portion thereof (“Offering Documents”), (F) facilitate the pledging of collateral and obtaining surveys and title insurance as reasonably requested by Purchaser, (G) obtain customary comfort letters from the auditors of the Seller and consent from such auditors for use of any of their audit reports (including but not limited to by including such reports in any Offering Documents) and SAS 100 reviews, and (H) obtain customary legal opinions or other certificates or documents as may reasonably be requested by Purchaser; provided, that none of the opinions, documents and certificates referenced in clause (H) above shall be executed and delivered except in connection with the Closing (and the effectiveness thereof shall be conditioned upon the occurrence of the Closing); and provided, further, that Seller shall not be required to provide any such assistance which would interfere unreasonably and materially with the business or operations of Seller and its Affiliates.  Seller will use its commercially reasonable efforts to provide Purchaser and its financing sources as promptly as practicable (but in no event later than the time periods, if any, specified in paragraphs (f), (h) and (l) of Exhibit D to the Debt Financing Agreement) the audited, unaudited and pro forma and other financial information or data referenced in paragraphs (f), (h) and (l) of Exhibit D and prepared in accordance with the standards set forth in paragraphs (f), (h) and (l) of Exhibit D, the provision of which is a condition to the Debt Financing Agreement pursuant to paragraphs (f), (h) and (l) of Exhibit D. Purchaser shall promptly, upon request by Seller, reimburse Seller for all reasonable out-of-pocket third party costs incurred by Seller or any of its Affiliates in connection with such cooperation.

Section 5.18           No Shop.  From the date hereof until the earlier to occur of (i) termination of this Agreement pursuant to the terms and conditions hereof and (ii) the Closing, Seller shall not (and shall cause its Representatives, its Affiliates and the Representatives if its Affiliates not to) (a) solicit, initiate, entertain, consider, encourage or accept the submission of any proposal or offer from any third party relating to the acquisition (whether by merger, purchase of stock, purchase of assets or otherwise) of all or substantially all or any significant part of the Business, the L Tape Product Line or the Purchased Assets (other than through an offer or proposal to acquire all or a majority of the outstanding common stock of Parent), or (b) participate in any discussions or negotiations (and each of the foregoing shall immediately cease any discussions or negotiations that are ongoing) regarding, furnish any information with respect to, assist or participate in any effort or attempt by any third party to do or seek any of the foregoing.

Section 5.19           Insurance.  (a) For a period of five (5) years from and after the Closing, Seller and its Affiliates shall keep Purchaser reasonably informed, upon the request of Purchaser, of information relating to insured losses, insured damages or other insured Liabilities related to pre-Closing occurrences of the Business and the L Tape Product Line.

(b) Seller and its Affiliates shall cooperate and use its commercially reasonable efforts to take, or cause to be taken (at Purchaser’s expense), all actions and to do, or cause to be done, all things necessary to file and pursue claims with respect to the matters described in Section 2.2(o), in each case as Purchaser may reasonably request.  Each of Seller and each of its Affiliates agrees that any recoveries from such claims shall be (i) promptly delivered to Purchaser upon receipt thereof by Seller or any of its Affiliates or (ii) paid directly to Purchaser by the applicable insurer. Neither Seller nor any of its Affiliates shall take any action (or fail to take any action) that would materially prejudice Purchaser’s right to recovery under the policies described in Section 2.2(o).

(c) Purchaser and its Affiliates shall cooperate and use their commercially reasonable efforts to take, or cause to be taken (at Seller’s expense), all actions and to do, or cause to be done, all things necessary to assist, or cause its Affiliates to assist, Seller with respect to Seller’s efforts to resolve any pre-Closing claims under any Tyco Captive Policy (to the extent such claims represent Retained Liabilities under Section 2.6(j)), in each case as Seller may reasonably request.

Section 5.20           Intercompany Accounts.  All intercompany (i) accounts between Seller or any of its Affiliates (other than a Conveyed Company), on the one hand, and any Conveyed Company, on the other hand, shall be paid in full in cash or terminated without liability on or prior to the Closing; (ii) Indebtedness between Seller or any of its Affiliates (other than a Conveyed Company), on the one hand, and any Conveyed Company, on the other hand, shall be paid-off in full in cash or terminated without liability on or prior to the Closing; and (iii) Contracts between Seller or any of its Affiliates (other than a Conveyed Company), on the one hand, and any Conveyed Company, on the other hand, shall be terminated without liability on or prior to the Closing, other than, in the case of clauses (i) and (iii), for the purchase or sale of goods and services in the ordinary course of business generally consistent with existing practices.

Section 5.21           Indemnification of Officers and Directors.  Seller shall indemnify and hold harmless Purchaser, its Affiliates and the Conveyed Companies from and against any and all indemnification or similar obligations arising with respect to periods prior to the Closing under the certificate of incorporation, bylaws or other comparable organizational documents of each of the Conveyed Companies (the “Indemnity Provisions”) with respect to claims asserted by third parties (other than Purchaser or any of its Affiliates) against any individuals who were present or former managers, members, directors, officers, employees or agents of the Conveyed Companies at or prior to the Closing and which claims are subject to the Indemnity Provisions.

Section 5.22           Cooperation with Management Arrangements.  Purchaser desires to enter into employment, compensation and equity incentive agreements with certain Business

Employees party to a Retention Agreement prior to the Closing pursuant to which each such Business Employee would (a) receive, among other things, equity incentives in Purchaser or its direct or indirect subsidiaries and (b) amend the Retention Agreement between such Business Employee and Seller or any of Seller’s Affiliates to effectuate the transactions described below, effective as of the Closing.  From the date hereof through the Closing, the Parties and their respective Affiliates agree to reasonably cooperate with each other in order to effectuate such agreements, including by entering into any amendments to the Retention Agreements and other agreements or acknowledgments in form and substance reasonably satisfactory to Seller and its Affiliates pursuant to which (A) Seller shall fix the amount that may be payable to such Business Employee as of the Closing Date under any of the agreements referred to in clause (b) of the previous sentence, including any discretionary portion thereof, (B) Seller or its Affiliates shall (i) acknowledge that the payments and benefits referenced in clause (b) of the previous sentence shall no longer be due to such Business Employee or (ii) agree to pay such amounts (subject to Section 2.5(i)) to such Business Employee on the Closing Date, and (C) such Business Employee shall waive and forever release any and all claims to such payments and make such other waivers and releases reasonably requested by Seller.  Purchaser will issue equity, which may include restricted stock units, of Purchaser or its direct or indirect subsidiaries to such Business Employees as of the Closing Date, and Purchaser will confirm to Seller the amounts of such issuances.  For the avoidance of doubt, the Parties acknowledge and agree that the failure of any or all Business Employees to enter into any such acknowledgements, agreements and amendments to their Retention Agreements shall not provide Purchaser with any rights or remedies hereunder (including any right to indemnification or right to not consummate the transactions contemplated hereby).

ARTICLE VI

TAX MATTERS

Section 6.1             Allocation of Taxes.  (a)  Seller shall be responsible for and will pay or cause to be paid any and all Excluded Taxes.

(b)           Purchaser shall be responsible for and will pay or cause to be paid any and all (i) Taxes for the Post-Closing Tax Period, other than Excluded Taxes, (A) of the Conveyed Companies or (B) relating to the Purchased Assets, the Equity Interests, the Business or the L Tape Product Line, (ii) the portion of Transfer Taxes for which Purchaser is responsible pursuant to Section 6.8 and (iii) any Taxes specifically accounted and reserved for in Closing Date Working Capital.

Section 6.2             Allocation of Straddle Period Tax Items.  (a)  In the case of any Straddle Period:

(i)            real, personal and intangible property Taxes (“Property Taxes”) of the Conveyed Companies or relating to the Purchased Assets, the Equity Interests, the Business or the L Tape Product Line allocable to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period;

(ii)           the Taxes (other than Property Taxes) of the Conveyed Companies or relating to the Purchased Assets, the Equity Interests, the Business or the L Tape Product Line allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date; and

(iii)          any Conveyed Company that is classified as a partnership or “flowthrough” entity for foreign Tax purposes shall be treated for purposes of this Agreement as if its taxable year ended at the close of business on the Closing Date and Taxes attributable to the income and gain of each such entity through the close of business on the Closing Date shall be considered to be attributable to the Pre-Closing Tax Period.

Section 6.3             Responsibility for Preparation and Filing of Tax Returns.  (a)  For any Straddle Period of the Conveyed Companies or relating to the Purchased Assets, the Equity Interests, the Business or the L Tape Product Line, Purchaser shall timely prepare and file, or cause to be prepared and filed, with the appropriate authorities all Tax Returns required under applicable Tax Law to be filed after the Closing Date by Purchaser or its Affiliates and shall pay, or cause to be paid, all Taxes required by applicable Tax Law to be paid by Purchaser or its Affiliates, with respect to such Tax Returns; provided that Seller shall pay to Purchaser or its designee, at least two Business Days prior to the date any such Tax is due to the applicable Taxing Authority, the amount for which Seller is responsible pursuant to Section 6.1 with respect to the taxable period covered by any such Tax Return.  Seller and Purchaser shall share equally the out-of-pocket costs and expenses relating to the preparation of the Straddle Period Tax Returns described in this Section 6.3(a).  All Straddle Period Tax Returns relating to the Conveyed Companies, the Purchased Assets, the Equity Interests, the Business or the L Tape Product Line shall be prepared on a basis consistent with past practice, shall not include any change in any method of accounting, and shall not include any Tax election that is inconsistent with past practice (such requirements, “Consistent with Past Practice”). All Tax Returns with respect to the Conveyed Companies shall be prepared and filed on the basis that the taxable period of the Conveyed Company that includes the Closing Date ended as of the close of business on the Closing Date, unless the relevant Taxing Authority will not accept a Tax Return filed on that basis (provided, however, that Seller shall take all reasonable steps to ensure that Tyco Plastics Canada Ltd. elects in its return of income under Part I of the Income Tax Act (Canada) (“ITA”) filed for its taxation year ending immediately before control of such Conveyed Company is acquired to not have subsection 256(9) of the ITA apply to it, specifying instead, as the particular time on the Closing Date at which control of the Conveyed Company is acquired, a time (to be mutually agreed upon by both Seller and Purchaser) that is immediately after the close of business on the Closing Date).  In the event that a Straddle Period Tax Return reflects any Taxes for which Seller is responsible under this Agreement, Purchaser shall (i) furnish each Straddle Period Tax Return required to be filed by Purchaser pursuant to this Section 6.3(a) to Seller for its review and approval (which approval shall not be unreasonably conditioned, delayed or withheld) at least 20 days prior to the due date for filing such Tax Return (taking into account valid extensions) and (ii) revise such Tax Return prior to filing to reflect any good faith comments of Seller given to Purchaser within 5 days of Seller’s receipt of the draft Tax Return; provided however, that in the event that the Tax Return is required to be filed (taking into account valid extensions) within four (4) months after the Closing Date, then such time periods shall be reasonably reduced and the Parties shall act expeditiously so that the Tax Return may be filed on a timely basis (provided, further, however, that to the extent that Purchaser does not agree with Seller’s comments, the Parties shall endeavor in good faith to resolve such disagreement and, failing that, such disagreement shall be resolved, consistent with the terms of this Agreement, pursuant to the procedures provided in Section 6.12).

(b)           Purchaser shall, and shall cause its Affiliates to, prepare and timely file, or cause to be prepared and timely filed, within applicable statutory limits and (except in the case of clause (ii) below) Consistent with Past Practice, all Tax Returns (including any amendments thereto) due (including extensions) after the Closing Date applicable to (i) any sales, use, gross receipts (other than Income Taxes), or similar Taxes of any Conveyed Company or Asset-Selling Entity for any Pre-Closing Tax Period, (ii) any Transfer Tax, and (iii) any real property, personal property, ad valorem, or other similar Taxes imposed on the Purchased Assets for any taxable period that is a Pre-Closing Tax Period.  Seller and Purchaser shall share equally the out-of-pocket costs and expenses relating to the preparation of the Transfer Tax Returns described in this Section 6.3(b).  Seller shall pay any reasonable out-of-pocket costs or expenses incurred by Purchaser in connection with the preparation and filing of other Pre-Closing Tax Period Returns described in this Section 6.3(b), other than Tax Returns that relate solely to Taxes that are specifically accounted and reserved for in Closing Date Working Capital.  Purchaser shall pay, or cause to be paid, all Taxes required by applicable Tax Law with respect to such Tax Returns to be paid by Purchaser or its Affiliates; provided that Seller shall pay to Purchaser or its designee, at least two Business Days prior to the date any such Tax is due to the applicable Taxing Authority, the amount for which Seller is responsible pursuant to Section 6.1 with respect to the taxable period covered by any such Tax Return.  All such Tax Returns required to be filed by Purchaser or a Conveyed Company pursuant to this Section 6.3(b) shall be prepared and filed Consistent with Past Practice (except for Tax Returns referred to in clause (ii) above) and shall be furnished by the Purchaser to the Seller, for Seller’s review and approval (which approval shall not be unreasonably conditioned, delayed or withheld) at least 20 days prior to the due date for filing such Tax Return (taking into account valid extensions).  Purchaser shall revise such Tax Returns prior to filing to reflect any good faith comments of Seller given to Purchaser within 5 days of Seller’s receipt of the draft Tax Return; provided however, that in the event that the Tax Return is required to be filed (taking into account valid extensions) within four (4) months after the Closing Date, then such time periods shall be reasonably reduced and the Parties shall act expeditiously so that the Tax Return may be filed on a timely basis (provided further, however, that to the extent that Purchaser does not agree with Seller’s comments, the Parties shall endeavor in good faith to resolve such disagreement and, failing that, any such disagreement shall be resolved, consistent with the terms of this Agreement, pursuant to the procedures provided in Section 6.12).

(c)           Seller shall prepare all Tax Returns required to be filed with respect to the Conveyed Companies, the Purchased Assets, the Equity Interests, the Business or the L Tape Product Line for all Pre-Closing Tax Periods (other than Tax Returns required to be filed by Purchaser pursuant to Section 6.3(a) or 6.3(b) above).  Seller shall pay all Taxes due with respect to such Tax Returns.  All such Tax Returns shall be prepared on a basis Consistent with Past

Practice.  Seller shall timely file, or cause to be timely filed, all such Tax Returns required under applicable Tax Law to be filed by Seller or an Affiliate of Seller.  All such Tax Returns required under applicable Tax Law to be filed by Purchaser or a Conveyed Company (or reflecting any Taxes or Tax assets accounted for in Closing Date Working Capital) shall be furnished by Seller to the Purchaser, for Purchaser’s review and approval (which approval shall not be unreasonably conditioned, delayed or withheld) at least 20 days prior to the due date for filing such Tax Return (taking into account valid extensions).  Seller shall revise such Tax Returns prior to filing to reflect any good faith comments of Purchaser given to Seller within 5 days of Seller’s receipt of the draft Tax Return; provided however, that in the event that the Tax Return is required to be filed (taking into account valid extensions) within four (4) months after the date hereof, then such time periods shall be reasonably reduced and the Parties shall act expeditiously so that the Tax Return may be filed on a timely basis (provided, however, that to the extent that Seller does not agree with Purchaser’s comments, the Parties shall endeavor in good faith to resolve such disagreement and, failing that, such disagreement shall be resolved, consistent with the terms of this Agreement, pursuant to the procedures provided in Section 6.12).

(d)           Any applicable Canadian, Mexican or Korean income Tax Return, to the extent implicating a Specified Practice, filed by a Specified Entity, respectively, for any of the first three full Tax periods ending after the Straddle Period shall be filed in a manner consistent with the Specified Practice if an independent Tax advisor mutually selected by Purchaser and Seller determines that such Specified Practice is more likely than not required by applicable Tax law (it being understood and agreed that Seller and Purchaser shall use commercially reasonable efforts to obtain such determinations, at Seller’s expense, with respect to Specified Practices reasonably identified by Seller); provided, however, that such Tax Return shall not be required to be filed in a manner consistent with the Specified Practice if (i) the Specified Entity obtains advice from an independent Tax advisor that (w) the proposed departure from the Specified Practice (the “Proposed Practice”) more likely than not is required by applicable Tax law (or that the Specified Practice has no greater than a fifty percent (50%) likelihood of success on the merits), (x) the Specified Practice would give rise to a penalty, (y) there is a change in Law or a change or difference in fact pertaining to or affecting the Specified Practice or the Proposed Practice or (z) the Proposed Practice would not cause a material adverse effect on Seller based on the merits under applicable Tax law or (ii) there is an audit or other Tax proceeding  affecting the Specified Practice or the Proposed Practice.  Except as provided by the foregoing provisions of this Section 6.3(d), Purchaser may file (or cause to be filed) any Tax Return in its sole discretion and in any manner Purchaser deems appropriate with respect to a Post-Closing Tax Period (other than Straddle Period Tax Returns required to be filed by Purchaser pursuant to Section 6.3(a)) of the Conveyed Companies or with respect to the Purchased Assets, the Equity Interests, the Business or the L Tape Product Line.

(e)           Purchaser agrees that, to the extent able to do so under applicable Law, Purchaser or any of its relevant Affiliates shall file any amended Tax Return for a Pre-Closing Tax Period reasonably requested by Seller or any Asset Selling Entity with respect to which Seller is liable for any Taxes pursuant to Section 6.1 (provided that such amended Tax Return is Consistent with Past Practice and is not reasonably expected to cause an adverse effect on Purchaser or any of its Affiliates).  Seller is responsible for any costs associated with the preparation and filing of any amended Tax Return pursuant to this Section 6.3(e); provided, however, that nothing in this Section 6.3(e) or in any other provision of this Agreement shall require Purchaser or any of its relevant Affiliates to carry back any item of loss, deduction or credit with respect to Purchased Assets or of a Conveyed Company arising in a Post-Closing Tax Period.

Section 6.4             Tax Proceedings.  (a)  Notice of Tax Proceedings.  The Seller, on the one hand, and Purchaser, on the other hand, shall provide to the other notice within at least ten (10) days of any pending or threatened Tax Proceeding as to which it receives written notice from a Taxing Authority related to any Taxes for which it is indemnified by the other Party.  Such notice shall contain factual information (to the extent known) describing any asserted liability for Taxes in reasonable detail and shall be accompanied by copies of any notice and other documents it has received from any Taxing Authority in respect of any such matters.  Failure to deliver such notice in accordance with this Section 6.4(a) will not relieve the other Party of any of its obligations under this Agreement except to the extent such Party is materially harmed by such failure (and then only to such extent).

(b)           Pre-Closing Tax Periods.  The Seller shall be entitled to assume and control (including as to settlements) Tax Proceedings relating to the Purchased Assets, the Equity Interests, the Conveyed Companies, the Business or the L Tape Product Line for any taxable period that ends on or before the Closing Date, except to the extent such Tax Proceeding is in connection with any Transfer Taxes, and shall provide written notice to Purchaser whether it elects so to control any such Tax Proceeding no later than 30 days after receipt by Seller of written notice of such Tax Proceeding; provided, however, that in the case of any Tax Proceeding relating to any Conveyed Company (and, in the case of clauses (i)(B), (ii) and (iii) below, any other Tax Proceeding that could reasonably be expected to affect Purchaser or its Affiliates), if Seller elects to control such Tax Proceeding, then (i) Purchaser shall be entitled to (A) participate fully in the conduct of such Tax Proceeding and (B) consult with Seller, at its own expense, regarding any such Tax Proceeding, (ii) the Seller shall provide the Purchaser with a timely and reasonably detailed account of each stage of such Tax Proceeding and a copy of all documents (or portions thereof) relating to such Tax Proceeding, and (iii) any settlement or other disposition of any such Tax Proceeding may only be made with the consent of Purchaser, which consent may not be unreasonably withheld.  Any dispute regarding the settlement or other disposition of any such Tax Proceeding shall be resolved, consistent with clause (iii) above, pursuant to the procedures provided in Section 6.12.

(c)           Straddle Periods.  The Purchaser shall be entitled to assume and control (including as to settlements) Tax Proceedings (i) relating to Transfer Taxes, (ii) for a Straddle Period of a Conveyed Company or with respect to the Purchased Assets, the Equity Interests, the Business or the L Tape Product Line, or (iii) covered by Section 6.4(b) for which the Seller has not provided timely written notice to Purchaser to the effect that Seller elects to exercise Seller’s right to assume control pursuant to Section 6.4(b); provided, however, that (x) Seller shall have the right, at its own expense, to participate fully in the conduct of such Tax Proceeding and consult with Purchaser regarding any such Tax Proceedings; (y) the Purchaser shall provide the Seller with a timely and reasonably detailed account of each stage of such Tax Proceeding and a copy of all documents (or portions thereof) relating to such Tax Proceeding and (z) any settlement or other disposition of any such Tax Proceedings described in clause (i) or (ii) above may only be made with the consent of Seller, which consent may not be unreasonably withheld.

Any dispute regarding the settlement or other disposition of any such Tax Proceeding shall be resolved, consistent with clause (z) above, pursuant to the procedures provided in Section 6.12.

(d)           Post-Closing Tax Periods.  (i)  Except as set forth in (d)(ii) below, Purchaser shall be entitled to assume and control (including as to settlement) all Tax Proceedings for any Post-Closing Tax Period (other than any Straddle Period Tax Proceeding covered by Section 6.4(c)) and all Tax Proceedings that Seller is entitled to control hereunder but as to which Seller has not provided timely notice of its election so to control.  For the absence of doubt, Purchaser shall be entitled to conduct or settle any such Tax Proceeding in Purchaser’s sole discretion without review or consent of Seller.

(ii)           In the case of a Tax Proceeding relating to Excluded Taxes (other than Income Taxes) for a Post-Closing Tax Period (other than any Straddle Period Tax Proceeding covered by Section 6.4(c)), if the Taxing Authority agrees at the commencement of the Tax Proceeding to handle all aspects of the Tax Proceeding relating solely to Excluded Taxes separate from any other portion of the Tax Proceeding and separate from any other Tax Proceeding, then Seller shall be entitled to assume and control the Tax Proceeding insofar as it relates solely to Excluded Taxes (the “Excluded Tax Proceeding”) and shall provide written notice to Purchaser whether it elects so to control any such Excluded Tax Proceeding no later than 30 days after receipt by Seller of written notice of such Excluded Tax Proceeding; provided, however, that if Seller elects to control such Excluded Tax Proceeding, then (x) Purchaser shall be entitled to (A) participate fully in the conduct of such Excluded Tax Proceeding and (B) consult with Seller, at its own expense, regarding any such Excluded Tax Proceeding, (y) the Seller shall provide the Purchaser with a timely and reasonably detailed account of each stage of such Excluded Tax Proceeding and a copy of all documents (or portions thereof) relating to such Excluded Tax Proceeding, and (z) any settlement or other disposition of any such Excluded Tax Proceeding may only be made with the consent of Purchaser, which consent may not be unreasonably withheld.  Any dispute regarding the settlement or other disposition of any such Excluded Tax Proceeding shall be resolved, consistent with clause (z) above, pursuant to the procedures provided in Section 6.12.

(iii)          In the case of a Tax Proceeding for a Post-Closing Tax Period relating to Excluded Taxes that are Income Taxes of Purchaser or its Affiliate (or for Excluded Taxes that cannot be separated pursuant to (d)(ii) above), Purchaser shall provide Seller such information as may be reasonably available to Purchaser regarding the settlement, if any, of the Excluded Tax.  If Seller reasonably believes in good faith and demonstrates to Purchaser that the Excluded Tax was settled for a material amount in excess of a reasonable settlement taking into account all the facts and circumstances and if a neutral accounting or law firm mutually selected by Seller and Purchaser provides an opinion (at Seller’s expense) at the commencement of the Tax Proceeding (which opinion is reaffirmed at the time of settlement) to the effect that, on the merits, if the Taxing Authority’s claim with respect to the Excluded Tax were tried in court, then the taxpayer “more likely than not” would have prevailed, then the Arbiter shall determine Seller’s responsibility with respect to the Excluded Tax consistent with the terms of this Agreement, giving due regard not only to the merits, but also to the conduct of the Tax Proceeding, the fairness to both Parties of the settlement as a whole, the good faith of the

Parties in connection with the Tax Proceeding and the costs and other detriments that would have ensued absent a settlement.

Section 6.5             Indemnification.  (a)  The indemnification provisions set forth in this Section 6.5 and the other provisions of this Article VI are the exclusive remedy for obligations of the Parties arising under this Agreement relating to Taxes.

(b)           Seller shall be liable for, and covenant and agree to indemnify and hold harmless Purchaser and its Affiliates from and against, any and all Liabilities incurred by Purchaser or its Affiliates for Taxes for which Seller bears responsibility pursuant to Section 6.1.

(c)           Purchaser shall be liable for, and covenant and agree to indemnify and hold harmless Seller and its Affiliates from and against any and all Liabilities incurred by any of Seller or it Affiliates for Taxes for which Purchaser bears responsibility pursuant to Section 6.1.

(d)           Seller shall pay Purchaser or such Affiliate as Purchaser may designate, no later than two Business Days prior to the date such Tax is due to the applicable Taxing Authority, the amount of any Excluded Tax which Purchaser or its Affiliate is required to pay the applicable Taxing Authority under applicable Law.

(e)           Adjustment of Claims.

(i)  If the Seller’s indemnification obligation under Section 6.5(b) arises in respect of an audit adjustment which makes allowable to Purchaser or, effective upon the Closing, any Conveyed Company (for a taxable period that is a Post-Closing Tax Period or for a portion of a Straddle Period beginning after the Closing Date) any deduction, amortization, exclusion from income or other allowance (a “Benefit Item”) which would not, but for such adjustment, be allowable, then Purchaser shall, or shall cause the applicable Conveyed Company to, pay to the Seller the amount by which such Benefit Item actually reduces in cash the amount of Tax (other than Excluded Tax) that Purchaser or, effective upon the Closing, any Conveyed Company (for a taxable period that is a Post-Closing Tax Period or for a portion of a Straddle Period beginning after the Closing Date), would have been required to pay but for such audit adjustment (such payment to be made no sooner than the time such Benefit Item so actually reduces such amount of Tax).  For purposes of determining the amount of any payment due to the Seller pursuant to this Section 6.5(f)(i) the Purchaser and the Conveyed Companies shall be deemed to use all other Benefit Items of the Purchaser and the Conveyed Companies prior to the use of any Benefit Item in respect of which Purchaser is obligated to pay the Seller hereunder.  If, subsequent to any such payment, there shall be any event which results in a disallowance or a reduction of such Tax Benefit, the Seller shall repay to the Purchaser, within three (3) days of such event any amount that would not have been payable to Seller pursuant to this Section 6.5(f)(i) (with interest at a rate of 8%) had the amount of such Tax Benefit been determined in light of such event.

(ii)  If Purchaser’s indemnification obligation under Section 6.5(c) arises in respect of an audit adjustment which makes allowable to Seller or any of its Affiliates (or any Conveyed Company for a taxable period that is a Pre-Closing Tax Period or for a portion of a Straddle Period ending on the Closing Date) any Benefit Item, which would not, but for such adjustment, be allowable, then the Seller shall pay to Purchaser or its designee the amount by which such Benefit Item actually reduces in cash the amount of Tax that the Seller or its Affiliates (or a Conveyed Company for a taxable period that is a Pre-Closing Tax Period or for a portion of a Straddle Period ending on the Closing Date) would have been required to pay but for such audit adjustment (such payment to be made no sooner than the time such Benefit Item so actually reduces such amount of Tax).  For purposes of determining the amount of any payment due to Purchaser pursuant to this Section 6.5(f)(ii), the Seller shall be deemed to use all other Benefit Items of the Seller and its Affiliates prior to the use of any Benefit Item in respect of which the Seller is obligated to pay Purchaser hereunder.  If, subsequent to any such payment, there shall be an event which results in a disallowance or a reduction of such Tax Benefit, Purchaser shall repay to the Seller, within three (3) days of such event any amount that would not have been payable to Purchaser pursuant to this Section 6.5(f)(ii) (with interest at a rate of 8%) had the amount of such Tax Benefit been determined in light of such event.

(iii)  As set out in Section 6.15, it is understood and agreed by the Parties that any payments made pursuant to this Article VI are intended to be treated for Tax purposes as adjustments to the Gross Purchase Price.  However, in the event that a reimbursement of Tax made pursuant to this Article VI is subjected to Tax by a Taxing Authority, other than amounts recharacterized as interest by such Taxing Authority (“Tax Detriment”), then the amount for which the indemnifying Party is responsible shall be increased by an amount such that the indemnified Party, on a net after-Tax basis (without regard to Tax credits and deductions to which the indemnified Party is entitled arising from such Tax claim, such credits and deductions being governed by clauses (e)(i) and (ii) above (in the case of Tax credits and deductions arising in respect of an audit adjustment) and the principles of clauses (e)(i) and (ii) above (in the case of Tax credits and deductions arising other than in respect of an audit adjustment)), receives an amount equal to the amount of the Tax claim; provided, however, that this Section 6.5(f)(iii) shall not apply to interest paid to a Tax Indemnified Party by reason of Section 6.14.

Section 6.6             Refunds and Credits.  (a)  Refunds and Credits. Purchaser shall, and shall cause its Affiliates to, pay over to Seller all refunds ((i) including interest paid thereon by a Governmental Authority and (ii) including any actual reduction in cash payments of Taxes that Purchaser is responsible for under Section 6.1 which reduction would not have arisen but for any overpayments by Seller of Excluded Taxes (including overpayments of estimated Excluded Taxes but excluding payments of value added Taxes or alternative minimum (or similar) Taxes) applied against a Tax liability for the same type of Tax in the same jurisdiction for a Post-Closing Tax Period, but (iii) reduced by the amount of any Tax on Purchaser or any of its Affiliates arising as a result of the receipt of such refund) of any Excluded Taxes (which refunds (including reductions in cash payments of Taxes) are actually received by Purchaser or its Affiliate and would not have been received but for the overpayment by Seller or its Affiliate of such Excluded Tax), except for (x) any refunds (or reductions in cash payments of Taxes) resulting from a Benefit Item arising in the Post-Closing Tax Period (except as provided in Section 6.5), (y) any refunds (or reductions in cash payments of Taxes) that were specifically accounted for in Closing Date Working Capital and (z) any refunds (or reductions in cash payments of Taxes) of, in respect of or as a result of a payment of value added tax or alternative minimum (or similar) Taxes (“Seller’s Refunds”), such payment over of Seller’s Refunds to be made within five (5) Business Days after receipt by Purchaser or any of its Affiliates of any such Seller’s Refund.  For the absence of doubt, Transfer Taxes shall be governed by Section 6.8 and not this Section 6.6(a) or Section 6.6(b).

(b)           Except for Seller’s Refunds, Purchaser and its Affiliates shall be entitled to all refunds (or reductions in cash payments of Taxes) of or relating to the Conveyed Companies, the Purchased Assets, the Business, the L Tape Product Line or the Equity Interests and any refund (or reductions in cash payments of Taxes) received by Purchaser or any of its Affiliates (“Purchaser’s Refunds”).  Seller shall, or shall cause its Affiliates to, pay over to Purchaser and its Affiliates all Purchaser’s Refunds (including interest paid thereon by a Governmental Authority and any refunds or overpayments applied against a Tax Liability for any taxable periods but reduced by the amount of any Tax on Seller or any of its Affiliates arising as a result of the receipt of such refund) of any Taxes, such payment over of Purchaser’s Refunds to be made within five (5) Business Days of receipt by Seller or any of their Affiliates of any such Purchaser’s Refund.  Any refunds of Taxes of the Conveyed Companies or with respect to the Purchased Assets, the Business, the Equity Interests or the L Tape Product Line for any Straddle Period shall be equitably apportioned between Seller and Purchaser in accordance with the principles set forth in Section 6.2 and this Section 6.6.  For the absence of doubt, notwithstanding any other provision, Purchaser shall be entitled to the full benefit of any Tax attributes or assets specifically accounted for in the Closing Date Working Capital and any refunds (or reductions in cash payments of Taxes) resulting from the utilization in the Post-Closing Tax Period of any credit under Section 38, 53, 901 or 902 of the Code (or analogous provision under state, local or foreign Tax law) to which Purchaser and its Affiliates are entitled under applicable Tax law and any credit or refund arising from the payment of value added Tax in a Pre-Closing Tax Period (except for value added Transfer Tax to the extent set forth in Section 6.8 below).

(c)           Upon the reasonable request of Seller, Purchaser shall file, or shall cause its Affiliate to file, at Seller’s expense, claims for Seller’s Refunds, in such form as Seller may reasonably request (provided that such claim for refunds is Consistent with Past Practice and will not reasonably be expected to result in any prejudice to Purchaser or its Affiliates).  Purchaser will cooperate, and cause its Affiliates to cooperate, fully and at Seller’s expense, with Seller and its counsel in connection therewith.

Upon the reasonable request of Purchaser, Seller shall and shall cause its Affiliates to file, at Purchaser’s expense, claims for Purchaser’s Refunds to which Seller or any of its Affiliates may be entitled under applicable Tax Law, in such form as Purchaser may reasonably request; provided, however, that the filing of any such claim is otherwise Consistent with Past Practice and will not reasonably be expected to result in any prejudice to Seller or its Affiliates.  Seller will cooperate, and cause its Affiliates to cooperate, fully and at Purchaser’s expense, with Purchaser and its counsel in connection therewith.

Section 6.7             Section 338 Elections; Other Elections.  The Purchaser shall have the right to make, or to cause its Affiliates to make, elections under Section 338(g) of the Code (each such election, a “Section 338 Election”) with respect to the purchase and sale, for U.S. federal Tax purposes, of the shares of any Conveyed Company and any Subsidiary of such

Conveyed Company.  Each of Seller and Purchaser shall, and shall cause their respective Affiliates to, (i) treat the Section 338 Elections as valid, (ii) file all Tax Returns in a manner consistent with such Section 338 Elections, and (iii) take no position contrary thereto, except to the extent required pursuant to a “determination” (as defined in Section 1313(a) of the Code).  At Purchaser’s request, Seller shall cause elections under Section 754 of the Code to be made with respect to any Conveyed Companies treated as partnerships under the Code in such manner as Purchaser shall designate.  Prior to the Closing Date, except in the case of any Conveyed Company that is a “per se” corporation under Treasury Regulation Section 301.7701-2, the Seller shall, to the extent instructed by the Purchaser, cause such elections to be made under Treasury Regulation Section 301.7701-3 as are necessary so that every Conveyed Company designated by the Purchaser is treated as a “disregarded entity” (or a partnership) under such Treasury Regulations and the Code (it being understood that Purchaser shall prepare any such election forms), any such elections to be effective seventy-five days prior to the date such election is made.

Section 6.8             Transfer Taxes.  Purchaser and Seller shall each pay, and be responsible for, one-half of all Transfer Taxes; provided, however, that, if the aggregate Transfer Taxes exceed $7,000,000, Purchaser shall pay, and be responsible for, $3,500,000 of all Transfer Taxes, and Seller shall pay, and be responsible for, all Transfer Taxes in excess of $3,500,000.  Seller and Purchaser shall be responsible for jointly preparing and timely filing (and cooperating with each other in preparing and filing) any Tax Returns required with respect to any Transfer Taxes that are to be shared by Seller and Purchaser pursuant to this Section 6.8.  Seller and Purchaser shall provide each other with true copies of any Transfer Tax Returns as filed and evidence of the timely filing thereof.  For purposes of this Section 6.8, the amount of any potential refund or credit of Transfer Taxes (including value added Transfer Taxes) shall be disregarded, and the Seller and Purchaser, as the case may be, shall pay, or cause to be paid, the amounts set forth above to the applicable Taxing Authority without regard to any such refund or credit; provided, however, that in the event that Purchaser or Seller, or its respective Subsidiary, actually receives or realizes in cash a refund or credit for Transfer Tax which refund or credit would not have been so received but for the payment of Transfer Tax, then the aggregate Transfer Taxes (and the Seller’s and Purchaser’s respective share of Transfer Taxes as set forth above) shall be recalculated, taking into account such refund or credit, and the Seller (if Seller or its Subsidiary is in receipt of such refund or credit) or Purchaser (if Purchaser or its Subsidiary is in receipt of such refund or credit) shall promptly pay over, or cause to be paid over, to Purchaser or Seller, respectively, or a Subsidiary thereof such amount (not in excess of such refund or credit that would not otherwise have been received) as shall apportion Transfer Taxes as set forth above.

Seller and its Affiliates and Purchaser and its Affiliates intend that the sale of the Purchased Assets shall be treated as a transfer of a business that is free from any value added taxes or analogous taxes (if any) where applicable.  Seller and its Affiliates and Purchaser and its Affiliates will use commercially reasonable efforts to ensure so far as possible that the proposed treatment of any value added taxes or analogous taxes (if any) is accepted by the relevant Tax Authority, and will use commercially reasonable efforts to produce all necessary invoices, records and other documentation and to make all necessary or useful declarations for this purpose.

Section 6.9             Tax Sharing Agreements. Any Tax sharing agreement or similar arrangement between Seller or any of its Affiliates, on the one hand, and any Conveyed Company, on the other hand, shall be terminated with respect to the Conveyed Company prior to the Closing.

Section 6.10           Resale or Other Exemption Certificates. At the Closing (or within such reasonable time thereafter as may be necessary for Seller to prepare the resale or other exemption certificates), Purchaser shall execute (and use commercially reasonable efforts to provide, to the extent within Purchaser’s possession or knowledge, tax identification or registration numbers and any other information, in all cases specifically and reasonably requested by Sellers in connection with) any resale exemption certificates or other applicable exemption certificates prepared by Seller and timely provided to Purchaser for all states and localities identified by the Seller in Schedule 6.9(a) as jurisdictions in which Inventory is to be transferred, but only to the extent that such exemption is available under, and such resale exemption certificates or other applicable exemption certificates have been prepared in compliance with, applicable Laws.

Section 6.11           Assistance and Cooperation in Tax Matters.  After the Closing Date, Seller and Purchaser shall cooperate, and shall cause their respective Affiliates to cooperate, with each other and with each other’s agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Conveyed Companies, the Purchased Assets, the Equity Interests, the Business and the L Tape Product Line including (i) the preparation and filing of any Tax Return, (ii) determining the liability for and amount of any Taxes due or the right to and amount of any refund of Taxes, (iii) examinations of Tax Returns and (iv) any administrative or judicial proceedings in respect of Taxes assessed or proposed to be assessed.  Such cooperation shall include making available by Seller and Purchaser to each other all information and documents in their possession relating to the Conveyed Companies, the Purchased Assets, the Equity Interests, the Business or the L Tape Product Line as provided in Section 5.11.  Seller and Purchaser also shall, and shall cause their respective Affiliates to, make available to the other, as reasonably requested and available, personnel responsible for preparing, maintaining and interpreting information and documents relevant to Taxes.  Notwithstanding anything in this Section 6.11 to the contrary, the Seller shall not have to cooperate or provide the Purchaser access to any information and documents in their possession relating to Income Taxes for any Asset Selling Entity, and, except to the extent solely relating to Excluded Taxes, Purchaser shall not have to cooperate or provide Seller access to any information and documents in its possession relating to Income Taxes of the Purchaser or any of its Affiliates (other than a Conveyed Company).  Seller shall provide Purchaser copies of any Tax Returns (in the possession of Seller or any Affiliate of Seller) of a Conveyed Company and any Property Tax Returns (in the possession of Seller or any Affiliate of Seller) with respect to the Purchased Assets and any other Tax Return reasonably requested by Purchaser.  Any information or documents provided pursuant to this Section 6.11 shall be kept confidential by the Party receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes.  Purchaser shall reimburse Seller and its Affiliates for any and all reasonable fees, costs, or expenses paid or incurred by Seller or its Affiliates related to the defense of an audit or other similar proceeding with respect to Taxes for which the Purchaser is responsible under this Agreement.  Seller shall reimburse Purchaser and its Affiliates for any and all reasonable fees, costs, or expenses paid or incurred by Purchaser or its Affiliates related to the defense of an audit or other Tax Proceeding (or preparation of a Tax Return) with respect to Taxes for which Seller is responsible under this Agreement or refunds to which Seller is entitled hereunder.  Notwithstanding any other provision, Purchaser shall not be required to provide any Person with any consolidated, combined or unitary Tax Return (or copy thereof or information with respect thereto) that includes Purchaser or any of its Affiliates (other than providing pro forma information relating solely to the Conveyed Companies or the Purchased Assets).

Section 6.12           Dispute Resolution.  If Seller and Purchaser fail to agree on the resolution of any of the matters in this Article VI or Section 2.10 that states that the procedures of this section 6.12 shall apply, then such matter shall be referred to a law or accounting firm (the “Arbiter”) for binding arbitration. Seller and Purchaser shall mutually agree on an Arbiter that is unrelated to any Party to this Agreement.  In the event that Seller and Purchaser cannot agree on an Arbiter, Seller and Purchaser each shall select a law or an accounting firm, and the two (2) firms selected shall mutually select a third law or accounting firm, unrelated to any Party to this Agreement, to act as the Arbiter.  The choice of an Arbiter by the two (2) firms pursuant to the preceding sentence shall be binding on the Parties.  Within thirty (30) days of the selection of the Arbiter, Seller and Purchaser shall deliver to the Arbiter copies of any schedules or documentation which may reasonably be required by the Arbiter to make its determination.  The Arbiter shall render a determination within sixty (60) days of its selection.  Seller or Purchaser, as the case may be, shall pay to the other Party the amount determined by the Arbiter within thirty (30) days of the date on which the Arbiter makes its determination.  Notwithstanding any provision of this Section 6.12, the Arbiter may, at its sole discretion, amend the procedures contained herein.  Unless the Arbiter decides otherwise, the determination of the Arbiter shall be final and binding on all parties.  The costs incurred in retaining the Arbiter shall be shared equally, fifty percent (50%) by Seller and fifty percent (50%) by Purchaser.  In the event that a Tax Return is required to be filed, under applicable Tax Law prior to the time that the Arbiter has resolved any disagreement relating thereto, the Party required under applicable Tax Law to file such Tax Return shall be entitled to do so.

Section 6.13           Survival.  Notwithstanding any other provision to the contrary, the rights and obligations provided for in this Article VI (and the representations and warranties contained in the Sections referred to in clause (iv) of the definition of Excluded Taxes) shall survive until 60 days after the expiration of all applicable statutes of limitation (or such later date as may be necessary to resolve any claim as to which notice has been given prior to such date).

Section 6.14           Payment.  All amounts required to be paid to a Party under this Article VI shall be paid in Dollars and translated from local currency at the spot rate.  If a Party (the “Payor”) fails to make a payment due and owing under this Article VI (or, if earlier, the date that the Payee paid the applicable Taxing Authority a Tax for which the Payor was responsible) to the other Party or any of its Affiliates (the “Payee”) within thirty (30) days of the date prescribed by this Article VI, the Payor will pay to the Payee interest (such interest to be calculated on the basis of a year of 360 days and the actual number of days elapsed) on such payment from and including the date on which such payment was due, but excluding the day the Payor makes such payment, at a rate equal to eight percent (8%) per annum.  In the event that any payment under this Article VI is subject to withholding tax, the Payor shall withhold such Tax and pay such Tax over to the appropriate Taxing Authority and shall pay the Payee such additional amounts as are necessary so that the net amount received by the Payee after deduction of withholding Tax with respect to such payment and with respect to such additional amounts is equal to the amount that would have been received if no such withholding had been made.  Such additional amounts shall be reduced by the amount of any Tax benefit actually realized in cash to the Payee from the payment of such withholding Tax.  For the absence of doubt, no additional amount shall be required to be paid by Purchaser to Seller in respect of amounts withheld in respect of Non-Resident Capital Gain Tax.

Section 6.15           Adjustment.  All amounts paid, or caused to be paid, by one Party or its Affiliates to another Party or its Affiliates pursuant to this Agreement (other than interest in accordance with Section 6.14 hereof) shall be treated by the Parties for Tax purposes as an adjustment to the Gross Purchase Price to the extent permitted by Law.

Section 6.16           Profit Sharing.  For purposes of the profit sharing applicable under Mexican laws, when the Mexican tax authority determines the payment of the profit sharing or any adjustment thereto, the provisions of this Article VI shall be applicable and all references to payment to any Tax Authority shall be considered to be to payments to the employees entitled to profit sharing under applicable Mexican laws.

Section 6.17           Withholding.  Notwithstanding any other provision, Purchaser shall be entitled to withhold from the purchase price any amount that Purchaser is required to withhold under applicable Tax Law and any amount that Purchaser would be required to pay under applicable Tax Law in respect of Non-Resident Capital Gain Taxes, or other Taxes imposed on Seller or any of its Affiliates, and any such withheld amount shall be treated for purposes of this Agreement as having been paid hereunder.  In furtherance thereof, Purchaser shall be entitled to deduct and withhold from the purchase price 11% of the amount of purchase price allocable to the acquisition of Tyco Adhesives Korea Ltd. (or such lesser amount as Seller may demonstrate to the reasonable satisfaction of Purchaser is required to be withheld under applicable Tax law), 25% of the amount of purchase price allocable to the acquisition of Tyco Plastics Canada Ltd. and 10% of the amount of the purchase price allocable to any “United States real property interest” within the meaning of the Code (unless documentation from the applicable Taxing Authority (or, in the case of Code Sections 897 and 1445, from the Seller and its Affiliates) reasonably satisfactory in form and substance to the Purchaser is received by Purchaser at or prior to the Closing).  In the event that the documentation from the applicable Tax Authority that is necessary to prevent the aforementioned Korean and Canadian withholding Taxes has not been provided to the Purchaser prior to the Closing Date or is not reasonably satisfactory in form and substance to Purchaser, Purchaser shall: (i) with respect to Canadian withholding Taxes, deposit any such withheld amounts into an escrow account pursuant to the terms and conditions of an Escrow Agreement substantially in the form attached hereto as Exhibit G (the “Escrow Agreement”) to be governed by the terms and conditions set forth therein; and (ii) with respect to Korean withholding Taxes, hold any such withheld amounts in escrow until three (3) days prior to the date that such Korean withholding Tax is required to be remitted to the appropriate Tax Authority and in the event that the Seller provides adequate documentation necessary to prevent such Korean withholding Tax to Purchaser before three (3) days prior to which such Korean withholding Tax liability is due to be remitted, Purchaser shall return such withheld proceeds to the Seller.

ARTICLE VII

CONDITIONS TO OBLIGATIONS OF PURCHASER

Conditions to the Obligations of Purchaser.  The obligation of Purchaser to effect the Closing shall be subject to the satisfaction or waiver of the following conditions precedent:

Section 7.1             Truth of Representations and Warranties.  The representations and warranties of Seller contained in:

(a)           Sections 3.6(a) and 3.21 shall be true and correct in all respects on the date hereof;

(b)           Sections 3.3(b), 3.7(b), 3.13(a), 3.13(b), 3.20 and 3.26 shall be true and correct in all respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date;

(c)           Article III of this Agreement (other than the representations and warranties contained in Sections 3.3(b), 3.7(b), 3.13(a), 3.13(b), 3.20 and 3.26), disregarding all qualifications and exceptions contained therein relating to materiality, Material Adverse Effect or words of similar import, shall be true and correct in all respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct in all respects on and as of such other date); provided, that the condition set forth in this Section 7.1(c) shall only be deemed to not have been satisfied if the failure of any such representation(s) and warranty(ies), individually or in the aggregate, has had a Material Adverse Effect;

(d)           Seller shall have delivered to Purchaser a certificate of a duly authorized officer of Seller, dated the Closing Date, to the effect that each of the conditions specified in Sections 7.1(a), (b) and (c) is satisfied in all respects.

Section 7.2             Performance of Agreements.  Seller shall have performed, in all material respects, its agreements and obligations contained in this Agreement required to be performed by it at or before the Closing, except to the extent that such agreements or obligations are qualified by terms such as “material” or “Material Adverse Effect,” in which case Seller shall have performed and complied with all of such agreements and obligations in all respects through the Closing; and Seller shall have delivered to Purchaser a certificate of a duly authorized officer of Seller, dated the Closing Date, to such effect.

Section 7.3             No Injunction.  No injunction shall have been issued to prohibit consummation of the transactions contemplated hereby.

Section 7.4             Antitrust Clearances and Approvals.  (a)  All applicable waiting periods under the HSR Act and the MRFT Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated.

(b)           The Bundeskartellamt shall have notified either Purchaser or Seller in writing that the conditions for a prohibition of the transactions envisaged in this Agreement according to section 36 of the GWB are not fulfilled or has cleared the transactions envisaged in this Agreement pursuant to section 40 GWB.

(c)           All applicable waiting periods under the Competition Act with respect to the transactions contemplated by this Agreement shall have expired, been waived, or terminated, or an ARC under the Competition Act shall have been issued.

(d)           Any other requisite approvals or clearances under Competition Laws shall have been received where the failure to obtain such approvals or clearances would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 7.5             Transition and License Agreements.  Purchaser shall have received a counterpart of each of (i) the L Tape Product Line Transition Services Agreement, substantially in the form attached hereto as Exhibit A (the “L Tape Product Line Transition Services Agreement”), (ii) the L Tape Product Line Transition Supply Agreement, substantially in the form attached hereto as Exhibit B (the “L Tape Product Line Transition Supply Agreement”), (iii) the Transition Services Agreement, substantially in the form attached hereto as Exhibit C (the “Transition Services Agreement”), (iv) the Tyco Healthcare Group LP Supply (Adhesives) Agreement, substantially in the form attached hereto as Exhibit D (the “Tyco Healthcare Group LP Supply (Adhesives) Agreement”), (v) the Tyco Healthcare Group LP Supply (Laminated Products) Agreement, substantially in the form attached hereto as Exhibit E (the “Tyco Healthcare Group LP Supply (Laminated Products) Agreement”) and (vi) the Raychem License Agreement, substantially in the form attached hereto as Exhibit F (the “Raychem License Agreement”, and together with the L Tape Product Line Transition Supply Agreement, the L Tape Product Line Transition Services Agreement, Transition Services Agreement, the Tyco Healthcare Group LP Supply (Adhesives) Agreement and the Tyco Healthcare Group LP Supply (Laminated Products) Agreement, the “Transition Agreements”) duly executed by Seller or one of its Affiliates.

Section 7.6             Statutes; Orders.  No Law or Governmental Order of any kind shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits the consummation of the transactions contemplated by this Agreement or has the effect of making them illegal.

Section 7.7             Third Party Consents.  Any consent or approval required under the Contracts or documents listed on Schedule 7.7 as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby shall have been obtained, and no such consent or approval shall have been revoked.

Section 7.8             Financing.  The Debt Financing shall have been obtained by Purchaser on the terms and conditions set forth in the Debt Financing Agreement, as amended in accordance with Section 5.17(a), if applicable, or alternative financing (sufficient, when taken together with the proceeds from the Equity Financing, to pay the Required Amounts) as provided in Section 5.17(a), shall have been obtained.

Section 7.9             Material Adverse Effect.  Since the date of this Agreement, there has not been any circumstance, change, or effect that, individually or in the aggregate, has had a Material Adverse Effect.

ARTICLE VIII

CONDITIONS TO OBLIGATIONS OF SELLER

Conditions to the Obligations of Seller.  The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver of the following conditions precedent:

Section 8.1             Truth of Representations and Warranties.  The representations and warranties of Purchaser contained in:

(a)           Article IV of this Agreement shall be true and correct in all respects on the date hereof;

(b)           Article IV of this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality, Material Adverse Effect or words of similar import, shall be true and correct in all respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct in all respects on and as of such other date); provided, that the condition set forth in this Section 8.1(b) shall only be deemed to not have been satisfied if the failure of any such representation(s) and warranty(ies) has had, individually or in the aggregate, a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement; and

(c)           Purchaser shall have delivered to Seller a certificate of a duly authorized officer of Purchaser, dated the Closing Date, to the effect that each of the conditions specified in Sections 8.1(a) and (b) is satisfied in all respects.

Section 8.2             Performance of Agreements.  Purchaser shall have performed, in accordance with the terms hereof, in all material respects, its agreements and obligations contained in this Agreement required to be performed by it at or before the Closing, except to the extent that such agreements or obligations are qualified by terms such as “material” in which case Purchaser shall have performed and complied with all of such agreements and obligations in all respects through the Closing; and Purchaser shall have delivered to Seller a certificate of a duly authorized officer of Purchaser, dated the Closing Date, to such effect.

Section 8.3             No Injunction.  No injunction shall have been issued to prohibit permanently consummation of the transactions contemplated hereby.

Section 8.4             Antitrust Clearances and Approvals.  (a)  All applicable waiting periods under the HSR Act the MRFT Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated.

(b)           The Bundeskartellamt shall have notified either Purchaser or Seller in writing that the conditions for a prohibition of the transactions envisaged in this Agreement according to section 36 of the GWB are not fulfilled or has cleared the transactions envisaged in this Agreement pursuant to section 40 GWB.

(c)           All applicable waiting periods under the Competition Act with respect to the transactions contemplated by this Agreement shall have expired, been waived, or terminated, or an ARC under the Competition Act shall have been issued.

(d)           Any other requisite approvals or clearances under Competition Laws shall have been received where the failure to obtain such approvals or clearances would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Seller’s or any Seller Entity’s ability to consummate the transactions contemplated hereby.

Section 8.5             Statutes; Orders.  No Law or Governmental Order of any kind shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits the consummation of the transactions contemplated by this Agreement or has the effect of making them illegal.

Section 8.6             Transition and License Agreements.  Seller shall have received a counterpart of each of the Transition Agreements, duly executed by Purchaser.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

Section 9.1             Survival Periods.  (a)  All representations and warranties of the Parties contained in this Agreement, the Transition Agreements or any certificate or instrument delivered in connection herewith shall survive the Closing for a period of fifteen (15) months immediately following the date of the Closing, except that (i) the representations and warranties contained in Section 3.14 (Employee Benefit Plans), Section 3.10 (Environmental Matters) and, insofar as they relate to environmental Liabilities, Section 3.6(a) shall survive the Closing until the fifth (5th) anniversary thereof and (ii) the representations and warranties contained in Section 3.15 (Taxes) shall survive the Closing until 60 days after the expiration of the applicable statute of limitations.  The Closing shall not in and of itself constitute a waiver by any party of any rights it may have with respect to any obligations of the other parties hereunder.  In the event that an Indemnified Party (as defined below) provides written notice in accordance with Section 9.3 to the Indemnifying Party (as defined below) within the applicable period of time set forth in the first sentence of this Section 9.1(a), and such claim shall not have been finally resolved before the expiration of the applicable period referred to in the first sentence of this Section 9.1(a), any representation or warranty that is the basis for such claim shall continue to survive and shall remain a basis for indemnity only as to such specific claim (but as to no other claim) until such claim is finally resolved.  Notwithstanding the foregoing, there shall be no period of time within which notice of or a claim for indemnity against Seller must be provided by Purchaser with respect to those items set forth in Sections 9.2(a)(iii), (iv) or (v) or a claim for indemnity against Purchaser must be provided by Seller with respect to those items set forth in Sections 9.2(b)(iii) or (iv) hereof.

(b)           This Section 9.1 shall not limit any covenant or agreement of the parties contained in this Agreement or the Transition Agreements which by its terms contemplates performance after the Closing, and shall not extend the applicability of any covenant or agreement of the parties contained in this Agreement or the Transition Agreements which by its terms solely relates to the period between the date hereof and the Closing.

Section 9.2             Indemnification.  Except for all claims related to Taxes (which shall be governed instead by Section 6.5) and subject to the other provisions of this Article IX, from and after the Closing:

(a)           Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates, including the Conveyed Companies, from and against any and all costs and expenses (including reasonable attorney’s fees), suits, proceedings, judgments, settlements, fines, losses, claims, liabilities, interest, awards, penalties, demands, assessments and damages, (excluding punitive, special, exemplary, consequential, incidental or indirect damages regardless of legal theory or lost profits unless payable to a third party) (collectively, “Damages”) to the extent relating to or arising out of (i) any breach of any representation or warranty made by Seller in this Agreement or the Transition Agreements (such breach determined, in the case of the representations and warranties set forth in Sections 3.10 and 3.14, without regard to any “Knowledge” qualifiers contained therein other than the “Knowledge” qualifiers in Sections 3.10(a)(i), (ii) and (iv) and Section 3.14(b)(ii)), (ii) breach of or failure to perform any covenant, agreement or undertaking, made by or on behalf of Seller under this Agreement, required to be taken prior to the Closing, (iii) breach of or failure to perform any covenant, agreement or undertaking, made by or on behalf of Seller under this Agreement, required to be taken after the Closing, (iv) the manufacture or distribution of asbestos-containing products by the Business, the L Tape Product Line, the Conveyed Companies, or any of their predecessors prior to the Closing or (v) any Retained Liabilities; provided, however, that Purchaser will promptly pay over to Seller any insurance proceeds received in respect of any such Damages to the extent such Damages shall have been paid by Seller pursuant to this Section 9.2(a) and such proceeds have not already been applied by Purchaser to offset all or any portion of such Damages.

(b)           Purchaser shall indemnify and hold harmless Seller and its Affiliates from and against any Damages to the extent caused by (i) any breach of any representation or warranty made by Purchaser in this Agreement or the Transition Agreements, (ii) breach of or the failure to perform any covenant, agreement or undertaking, made by or on behalf of Purchaser under this Agreement, required to be taken prior to the Closing, (iii) breach of or failure to perform any covenant, agreement or undertaking, made by or on behalf of Purchaser under this Agreement, required to be taken after Closing or (iv) the Assumed Liabilities; provided, however, that Seller will promptly pay over to Purchaser any insurance proceeds received in respect of any such Damages to the extent such Damages shall have been paid by Purchaser pursuant to this Section 9.2(b) and such proceeds have not already been applied by Seller to offset all or any portion of such Damages.

(c)           For purposes of this Agreement, the term “Indemnified Party” shall mean any Person entitled to indemnification under Section 9.2 which shall incur or suffer any Damages in respect of which indemnification may be sought pursuant to the terms of this Article IX.  For purposes of this Agreement, Damages shall be calculated after giving effect to any amounts recovered from third parties, including amounts recovered under insurance policies with respect to such Damages, net of any costs to recover such amounts.  Any Indemnified Party having a claim under these indemnification provisions shall make a good faith effort to recover all losses, costs, Damages and expenses from insurers of such Indemnified Party under applicable insurance policies so as to reduce the amount of any Damages hereunder. No Indemnified Party will, in any event, be entitled to any incidental, indirect, consequential, special, exemplary or punitive damages resulting from or arising out of any claim under this Section 9.2, unless payable to a third party and directly attributable to actions of Seller or its Affiliates.

Section 9.3             Claims.  If an Indemnified Party intends to seek indemnification pursuant to this Article IX with respect to third party claims, such Indemnified Party shall promptly provide written notice to the party from whom indemnification is being sought (the “Indemnifying Party”), in writing in accordance with Section 11.1 hereof of such claim describing such claim in reasonable detail including the sections of this Agreement which form the basis for such claim; copies of all material written evidence thereof and the estimated amount of the Damages that have been or may be sustained by an Indemnified Party; provided that the failure to provide such notice shall not affect the obligations of the Indemnifying Party unless it is actually materially prejudiced thereby, subject, however, to the time periods specified in Section 9.1 hereof.  In the event that such claim involves a claim by a third party against the Indemnified Party, the Indemnifying Party shall have twenty (20) days after receipt of such notice to decide whether it will undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense thereof, and if it so decides, the Indemnified Party shall cooperate with the Indemnifying Party in connection with the settlement or defense of such claim; provided, however, that the Indemnified Party may participate in such settlement or defense through counsel chosen by it; provided, further, that the fees and expenses of such counsel shall be borne by the Indemnified Party. Notwithstanding anything in this Section 9.3 to the contrary, the Indemnifying Party may not, without the consent of the Indemnified Party, settle or compromise any action or consent to the entry of any judgment unless such settlement or compromise includes as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a duly executed written release of the Indemnified Party from all liability in respect of such action, which release shall be reasonably satisfactory in form and substance to the Indemnified Party; provided, that the Indemnifying Party shall not effect a settlement or compromise without the prior written consent of the Indemnified Party if such settlement or compromise contains injunctive, equitable or other provisions that adversely affect, the ongoing business of the Indemnified Party, the Conveyed Companies, the Purchased Assets or the Retained Assets.  So long as the Indemnifying Party has agreed to undertake, conduct and control the settlement or defense of any such claim and is contesting any such claim in good faith, the Indemnified Party shall not pay or settle any such claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld.  If the Indemnifying Party elects not to defend the Indemnified Party against such claim or demand, whether by not giving the Indemnified Party timely notice as provided above or otherwise, then the Indemnified Party shall have the right to defend against such claim or demand and the portion of any such claim or demand as to which the defense by the Indemnified Party is unsuccessful (and the reasonable costs and expenses pertaining to such defense) shall be a liability of the Indemnifying Party hereunder.  In such case, the Indemnified Party shall not compromise or settle any claim without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld.

Section 9.4             Limitation of Liability.  (a)  In no event shall Seller be liable for indemnification pursuant to Section 9.2(a)(i) (except if in connection with any breach of the representations and warranties in Section 3.26) for any claim unless and until the aggregate of all such claims result in total Damages which are incurred or suffered by Purchaser that exceed $15,000,000 (the “Threshold”), in which case Purchaser shall be entitled to indemnification for only such Damages that are in excess of the Threshold; and provided, however, that the aggregate liability of Seller pursuant to Section 9.2(a)(i) (except if in connection with any breach of the representations and warranties in Section 3.26) shall not be in excess of an aggregate amount of $150,000,000 (the “Cap”); and provided, further, however, that the aggregate liability of Seller pursuant to Sections 9.2(a)(ii)-(iv) shall not be in excess of the Aggregate Purchase Price.

(b)           In no event shall Purchaser be liable for indemnification pursuant to Section 9.2(b)(i) for any claim unless and until the aggregate of all such claims result in total Damages which are incurred or suffered by Seller that exceed the Threshold, in which case Seller shall be entitled to indemnification for only such Damages that are in excess of the Threshold; and provided, however, that the aggregate liability of Purchaser pursuant to Section 9.2(b)(i) shall not be in excess of the Cap; and provided, further, however, that the aggregate liability of Purchaser pursuant to Sections 9.2(b)(ii) and (iii) shall not be in excess of the Aggregate Purchase Price.

Section 9.5             Sole Remedy/Waiver.  (a)  The Parties acknowledge and agree that, in the event that the Closing occurs, the remedies provided for in this Agreement shall be the Parties’ sole and exclusive remedy for any breach of the representations and warranties and covenants, undertakings and agreements contained in this Agreement.  In furtherance of the foregoing, the Parties hereby waive, effective upon the occurrence of the Closing, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any) (other than with respect to a claim of fraud) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against Seller or any of their Representatives, or Purchaser or any of its Representatives, as the case may be, arising under or based upon any federal, state or local Law (including any such Law relating to environmental matters or arising under or based upon any securities Law, common law or otherwise) for any breach of the representations and warranties and covenants, undertakings and agreements contained in this Agreement.

(b)           Each party hereto further acknowledges and agrees that its obligations to fulfill the covenants, undertakings and agreements set forth in this Agreement applicable to it are unique and that any breach or threatened breach of any of its obligations under any such covenants, undertakings and agreements may result in irreparable harm and substantial damages to the other party.  Accordingly, in the event of a breach or threatened breach by either party of any covenant, undertaking or agreement set forth in this Agreement, the other Party hereto shall have the right, in addition to exercising any other remedies at law or in equity which may be available to it under this Agreement or otherwise, to obtain injunctive relief, specific performance and other equitable remedies in any court of competent jurisdiction, to prevent the breach, and/or to prevent the continuance of any breach, of any such covenant, undertaking or agreement, together with an award or judgment for any and all damages, losses, liabilities, expenses and costs incurred by the non-breaching party as a result of such breach or threatened breach.  Each Party expressly waives any requirement based on any statute, rule or procedure, or other source, that the other party post a bond as a condition of obtaining any of the above-described remedies.

Section 9.6             No Subrogation or Contribution.  No Indemnifying Party shall be entitled to seek recovery against an Indemnified Party or its Affiliates, subsidiaries, or Representatives pursuant to any theory of subrogation, contribution or otherwise, of any Losses payable to such an Indemnified Party.

ARTICLE X

TERMINATION

Section 10.1           Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)           by written agreement of Purchaser and Seller;

(b)           by either Purchaser or Seller, by giving written notice of such termination to the other Party, if the Closing shall not have occurred on or prior to April 30, 2006 (unless the failure to consummate the Closing by such date shall be due to the failure of the Party seeking to terminate this Agreement to have fulfilled any of its obligations under this Agreement);

(c)           by either Purchaser or Seller if any court of competent jurisdiction or other competent Governmental Authority shall have issued a Governmental Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Governmental Order or other action shall have become final and nonappealable;

(d)           by Purchaser if any of the representations or warranties of Seller contained in this Agreement are inaccurate or untrue to the extent that any such inaccuracy or untruth would cause the failure of the condition set forth in Section 7.1 or if Seller has failed to discharge and fulfill any of its covenants or agreements contained in this Agreement to the extent that any such failure would cause the failure of the condition set forth in Section 7.2, and such inaccuracy or failure has not been cured within thirty (30) days after written notice of such failure, inaccuracy or untruth has been given to Seller; or

(e)           by Seller if any of the representations or warranties of Purchaser contained in this Agreement are inaccurate or untrue to the extent that any such inaccuracy or untruth would cause the failure of the condition set forth in Section 8.1 or if Purchaser has failed to discharge and fulfill any of its covenants or agreements contained in this Agreement to the extent that any such failure would cause the failure of the condition set forth in Section 8.2, and such inaccuracy or failure has not been cured within thirty (30) days after written notice of such failure, inaccuracy or untruth has been given to Purchaser.

Section 10.2           Effect of Termination.  (a)  In the event of the termination of this Agreement in accordance with Section 10.1, this Agreement shall thereafter become void and have no effect, and no Party shall have any Liability to the other Party or their respective Affiliates, directors, officers or employees except for the obligations of the Parties contained in this Section 10.2 and in Section 5.1 (“Information and Documents”), Section 11.1 (“Notices”), Section 11.6 (“Public Disclosure”), Section 11.7 (“Return of Information”), Section 11.8 (“Expenses”) and Section 11.10 (“Governing Law; Jurisdiction; Waiver of Jury Trial”) and except that nothing herein will relieve any Party from Liability for any intentional breach of any covenant set forth in this Agreement prior to such termination.

(b)           In the event this Agreement shall be terminated and at such time any Party is in material breach of or default under any term or provision hereof, such termination shall be without prejudice to, and shall not affect, any and all rights to damages that the other Party may have hereunder or otherwise under applicable Law.

(c)           If this Agreement is terminated in accordance with Section 10.1, Purchaser agrees that the prohibition in the Confidentiality Agreement restricting Purchaser’s ability to solicit any Business Employees to join the employ of Purchaser or any of its Affiliates shall be extended to a period of three (3) years from the date of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1           Notices.  Any notice or other communication required or permitted under this Agreement shall be in writing and deemed to have been duly given (i) five (5) Business Days following deposit in the mails if sent by registered or certified mail, postage prepaid, (ii) when sent, if sent by facsimile transmission and if receipt thereof is confirmed by machine generated receipt, (iii) when delivered, if delivered personally to the intended recipient and (iv) two (2) Business Days following deposit with a nationally recognized overnight courier service, in each case addressed as follows:

To Seller or Parent:

Tyco Group S.a.r.l.

17, bd Grande-Duchesse Charlotte

L-1331 (Luxembourg)

Attn:    General Manager and Secretary

Facsimile:  011-352-46-43-51

and

Tyco International (US), Inc.

9 Roszel Rd.

Princeton, NJ 08540

Attn: Mark Armstrong

Facsimile: (609) 720-4506

Tyco International (US), Inc.

9 Roszel Rd.

Princeton, NJ 08540

Attn: General Counsel – Corporate and International

Facsimile: (609) 720-4322

with a copy (which shall not constitute notice) to:

White & Case LLP

1155 Avenue of the Americas

New York, New York  10036

Attn:    Neal F. Grenley, Esq.

Facsimile:        (212) 354-8113

To Purchaser:

TP&A Acquisition Corporation

c/o Apollo Management V, L.P.

9 West 57th St.

New York, New York 10019

Attn:  Robert V. Seminara

Facsimile:  (212) 515-3251

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 W. 52nd St.

New York, New York 10019

Attn:    Andrew J. Nussbaum, Esq.

Facsimile:       (212) 403-2000

Section 11.2           Amendment; Waiver.  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Purchaser and Seller or, in the case of a waiver, by the Party against whom the waiver is to be effective.  No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 11.3           Assignment.  No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party; provided, however, that Purchaser shall have the right to assign this Agreement or any of its rights or obligations hereunder to one or more direct or indirect wholly-owned subsidiaries (it being understood and agreed by each of the parties hereto that such assignment shall not be deemed to be a breach by Purchaser of any of the representations and warranties set forth in Article IV, shall not be deemed to result in any such representation or warranty becoming untrue or inaccurate and shall not be deemed to be a breach by Purchaser of any covenant or agreement contained herein); and provided, further, that no such assignment shall materially delay the consummation of the transactions contemplated hereby or relieve the Purchaser of any of its obligations hereunder.

Section 11.4           Entire Agreement.  This Agreement (including all Schedules and Exhibits) contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters except for (i) the Confidentiality Agreement which will remain in full force and effect for the term provided for therein if this Agreement is terminated in accordance with Section 9.1 and (ii) any written agreement of the Parties that expressly provides that it is not superseded by this Agreement.

Section 11.5           Parties in Interest.  This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.  Nothing in this Agreement, express or implied, is intended to confer upon any Person (including, without limitation, any shareholder of any Party or such Party’s Affiliates or any financing source of Purchaser, its subsidiaries, assignees or its other Affiliates) other than Purchaser, Seller or their successors or permitted assigns any rights or remedies under or by reason of this Agreement; provided, however, that any Affiliates of Seller that have provided Parent Guarantees shall be third-party beneficiaries of the obligations of Purchaser set forth in Section 5.12.

Section 11.6           Public Disclosure.  Notwithstanding anything herein to the contrary, each of Purchaser and Seller agrees that, except as may be required to comply with the requirements of any applicable Laws and the rules and regulations of each stock exchange upon which the securities of such Party is listed, if any, no press release or similar public announcement or communication shall be made concerning the execution or performance of this Agreement unless the Parties shall have consulted in advance with respect thereto.

Section 11.7           Return of Information.  If for any reason whatsoever the transactions contemplated by this Agreement are not consummated, Purchaser shall promptly return to Seller all books and records furnished by Seller, any other Seller Entity, any Conveyed Company or any of their respective Affiliates, agents, employees, or representatives (including all copies, summaries and abstracts, if any, thereof) in accordance with the terms of the Confidentiality Agreement.

Section 11.8           Expenses.  Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such expenses.

Section 11.9           Schedules.  The disclosure of any matter in any section of the Schedules shall be deemed to be a disclosure for all other sections of the Schedules to which its applicability is reasonably apparent on its face, but shall expressly not be deemed to constitute an admission by Seller or Purchaser, or to otherwise imply, that any such matter is material for the purposes of this Agreement.

Section 11.10         Governing Law; Jurisdiction; Waiver of Jury Trial.  (a)  This Agreement shall be governed by and construed in accordance with the Laws of the State of New York,  without regard to the conflicts of law principles of such state.

(b)           With respect to any suit, action or proceeding relating to this Agreement (each, a “Proceeding”), each Party irrevocably (i) agrees and consents to be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in New York City and (ii) waives any objection which it may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such court does not have any jurisdiction over such Party.  The foregoing consent to jurisdiction shall not constitute general consent to service of process in the State of New York for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the respective Parties to this Agreement.  Each of Seller and Purchaser irrevocably agrees that service of any process, summons, notice or document by United States registered mail to such Party’s address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 11.10(b).

(c)           EACH OF PURCHASER AND SELLER HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION AS BETWEEN THE PARTIES DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR DISPUTES RELATING HERETO.  EACH OF PURCHASER AND SELLER (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.10(c).

(d)           The Parties agree that the prevailing party or parties, as the case may be, in any suit, action or proceeding relating to this Agreement shall be entitled to reimbursement of all costs of litigation, including reasonable attorneys’ fees, from the non-prevailing party.  For purposes of this Section 11.10(d), each of the “prevailing party” and the “non-prevailing party” in any suit, action or proceeding shall be the party designated as such by the court or other appropriate official presiding over such suit, action or proceeding, such determination to be made as a part of the judgment rendered thereby. Absent such determination, each party shall bear its own expenses in any such suit, action or proceeding.

Section 11.11         Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart.

Section 11.12         Headings.  The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 11.13         No Strict Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by all Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 11.14         Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any term or other provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid, illegal or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 11.15         Parent Guarantee.  Parent hereby unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, the full and punctual performance of the obligations of Seller and its Affiliates under Sections 2.10, 5.1(b), 5.3, 5.4, 5.5, 5.11, 5.14, 5.15, 5.16, 5.17(b), 5.18, 5.19, 5.20, 5.21 and 5.22 and Articles VI and IX, including, without limitation, payments for indemnification under Articles VI and IX.  Upon the failure of Seller or any of its Affiliates to pay any amount due by it under Articles VI or IX when and as the same shall become due, Parent hereby promises to and shall, upon receipt of written demand by an indemnified party, forthwith pay, in lawful money of the United States in Federal or other immediately available funds, to such indemnified party, such amount.

*     *     *     *     *

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

TYCO GROUP S.A.R.L.

By:	/s/ Michelangelo F. Stefani
Name:
	Title:	General Manager and Secretary

TYCO INTERNATIONAL GROUP S.A.

By:	/s/ Michelangelo F. Stefani
Name:
	Title:	Managing Director

TP&A ACQUISITION CORPORATION

By:	Anthony M. Civale
Name:
	Title:	Director

List of Schedules

Schedule	Title
1.1(a)	Asset Selling Entities and Equity Selling Entities
1.1(b)	Assumed Employee Benefit Plans
1.1(c)	Business Employees
1.1(d)	Tape Product Line
1.1(e)	Permitted Liens
1.1(f)	Retention Payments
1.4	Knowledge of Seller
2.2(a)	Leased Real Property
2.2(b)	Owned Real Property
2.2(c)	Equipment
2.2(f)	Registered Trademarks, Copyrights and Patents
2.2(v)	Other Purchased Assets
2.4(a)(ix)	Excluded Contracts
2.4(a)(xiv)	Excluded Interests
2.4(a)(xv)	Excluded Websites
2.4(a)(xix)	Other Excluded Assets
2.4(b)	Retained Assets
2.5(f)	Other Assumed Liabilities
2.9(a)(i)	Working Capital as of September 30, 2005
2.10(a)(i)	Section 2.10(a)(1) Purchase Price Allocation
2.10(a)(ii)	Section 2.10(a)(ii) Purchase Price Allocation
2.10(a)(iii)	Section 2.10(a)(iii) Purchase Price Allocation
2.11(b)	Items to be Delivered at Closing by Purchaser
2.11(c)	Items to be Delivered at Closing by Seller
3.3(b)	Capitalization of Conveyed Companies
3.4	Consents Required by Contract
3.5	Required Permits
3.6(a)	Certain Financial Statements
3.7	Absence of Certain Changes
3.8	Material Litigation
3.9	Compliance with Laws
3.10	Environmental Matters
3.11	Material Contracts
3.13(b)	Leased Real Property
3.13(c)	Condition of Facilities

2

Schedule	Title
3.13(d)	Government Proceedings Against Real Property
3.14(a)	Employee Benefit Plans
3.14(b)	Claims Against Assumed Plans
3.14(c)	Foreign Plans
3.14(f)	Plan Documents
3.14(g)(v)	Reportable Events Upon Consummation
3.14(i)	Certain Employee Compensation Payments
3.16	Affiliate Transactions
3.16(a)	Sales to Affiliates
3.18(a)	Key Employees
3.18(c)	Employment Compliance
3.18(d)	Conveyed Company Union Agreements
3.18(e)	Unions Representing Transferred Employees
3.18(f)	Employees Receiving Long-Term Disability Benefits
3.22	Product Liability Claims
3.23	Insurance Policies
3.24	Undisclosed Liabilities
4.4	Required Permits – Purchaser
4.10	Purchaser’s Brokers
5.2(a)	Conduct of Business
5.2(a)(ii)	Changes to Compensation
5.2(a)(v)	Fiscal Year 2006 Capex Budget
5.4(c)	Severance and Retention
5.10	Seller’s Marks
5.12(a)	Parent Guarantees; Letters of Credit
6.9(a)	Inventory Locations
7.7	Third Party Consents

•                  The Company shall furnish supplementally a copy of any omitted Schedule to the SEC upon request.

3